As filed with the Securities and Exchange Commission on March 27, 1998
                                               Registration No. 333-
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                         ------------------------

                                 FORM S-1
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933

                         ------------------------

                              RCN CORPORATION
          (Exact name of Registrant as specified in its charter)

   Delaware                        4813                       22-3498533
(State or other         (Primary Standard Industrial       (I.R.S. Employer
jurisdiction of          Classification Code Number)      Identification No.)
incorporation or
 organization)

                            105 Carnegie Center
                         Princeton, NJ  08540-6215
                              (609)-734-3700
(Address and telephone number of Registrant's principal executive offices)

                               Bruce Godfrey
                              RCN Corporation
                            105 Carnegie Center
                         Princeton, NJ  08540-6215
                              (609)-734-3700
         (Name, address and telephone number of agent for service)

                         ------------------------

                                Copies to:
                             Keith L. Kearney
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000

               Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement

               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

               If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the
earlier effective registration statement for the same offering.   [ ] ______

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

               If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

               If delivery of the prospectus is expected to be made pursuant
to Rule 434, please check the following box.   [ ]

                         CALCULATION OF REGISTRATION FEE

                                             Proposed    Proposed
                                             Maximum     Maximum
                                 Amount      Offering   Aggregate   Amount of
   Title of Each Class of        to be      Price Per   Offering  Registration
Securities to be Registered  Registered(1)   Unit(2)    Price(2)     Fee(3)
---------------------------- -------------  ---------  ---------  ------------
Common Stock, par value
 $1.00 per share...             890,384       $25.54    $22,740,408   $6,709

---------------
(1) The number of shares of Common Stock, par value $1.00 per share, of RCN Corporation ("RCN") registered hereby (the "Shares") has been determined based on the number of Shares issued pursuant to the Merger Agreement (as hereinafter defined). The number of shares has been adjusted for the one for one stock dividend ("Stock Dividend") declared by RCN on March 9, 1998 to be paid on April 3, 1998.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based on the average high and low prices of the Common Stock on March 26 1998 on The Nasdaq Stock Market ("NASDAQ"), which was $51.07. The price per unit has been adjusted for the Stock Dividend by dividing $51.07 by 2, which results in $25.54.

(3) The registration fee for the securities registered hereby of $2,142 is being paid herewith. This fee has been calculated pursuant to Rule 457(c) under the Securities Act.

               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

==============================================================================



                           SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED MARCH 27, 1998

PROSPECTUS                                                  [RCN LOGO]
        , 1998                                              [GRAPHIC OMITTED]

                              890,384 Shares
                              RCN Corporation
                               Common Stock
                           ____________________

               This Prospectus relates to the public offering of 890,384 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of RCN Corporation (the "Company" or "RCN"). All 890,384 shares (the "Shares") may be offered by certain shareholders of the Company or by pledges, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution, or other non-sale related transfer (the "Selling Shareholders"). All of the Shares were originally issued by the Company in connection with the acquisition of Ultranet Communications, Inc. ("Ultranet"), by and through the acquisition of the common and preferred stock and options to purchase common stock of Ultranet whereby Ultranet was merged with and into UNET Holding, Inc. ("Holding"), a Delaware corporation and a wholly owned subsidiary of the Company, pursuant to the Agreement and Plan of Merger among RCN, Holding and Ultranet, dated as of January 21, 1998 and amended as of February 27, 1998 (the "Ultranet Merger Agreement"). The Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) thereof. The Shares are being registered by the Company pursuant to the Registration Rights Agreement between the Company and the Selling Shareholders, dated as of February 27, 1998 (the "Registration Rights Agreement").

               The Company's authorized capital stock includes Company Common Stock and Class B Non-Voting Common Stock, par value $1.00 per share ("Class B Stock," together, the "Common Equity") and Preferred Stock, par value $1.00 per share (the "Preferred Stock"). The economic rights of each class of Company Common Equity are identical, but voting and conversion rights differ. Holders of Company Common Stock are entitled to one vote per share and holders of Class B Stock are not entitled to vote. Shares of Company Common Stock are convertible into shares of Class B Stock. See "Description of Capital Stock."

               The Shares may be offered by the Selling Shareholders from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Selling Shareholders" and "Plan of Distribution."

               The Company will not receive any of the proceeds from the sale of the Shares (the "Offering"). The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Shareholders.

               The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

               RCN Common Stock is traded on the Nasdaq Stock Market ("NASDAQ") under the symbol "RCNC." On March March 25, 1998, the last practicable date prior to the filing of this Prospectus, the last sale price for the RCN Common Stock was $50(5)/(8) per share.

               See "Risk Factors" beginning on page 10 for a discussion of certain risk factors that should be considered by purchasers in the Offering.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                        FORWARD-LOOKING STATEMENTS

               CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS UNDER "SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD LOOKING STATEMENTS INCLUDE, IN PARTICULAR, STATEMENTS MADE AS TO PLANS TO DEVELOP NETWORKS AND UPGRADE FACILITIES, THE MARKET OPPORTUNITY PRESENTED BY MARKETS TARGETED BY THE COMPANY, THE COMPANY'S INTENTION TO CONNECT CERTAIN WIRELESS VIDEO, RESALE TELEPHONE AND INTERNET SERVICE CUSTOMERS TO ITS ADVANCED FIBER OPTIC NETWORKS, THE DEVELOPMENT OF THE COMPANY'S BUSINESSES, THE MARKETS FOR THE COMPANY'S SERVICES AND PRODUCTS, THE COMPANY'S ANTICIPATED CAPITAL EXPENDITURES, THE COMPANY'S ANTICIPATED SOURCES OF CAPITAL AND EFFECTS OF REGULATORY REFORM AND COMPETITIVE AND TECHNOLOGICAL DEVELOPMENTS. NO ASSURANCE CAN BE GIVEN THAT THE FUTURE RESULTS COVERED BY THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED. SUCH STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER THE HEADING "RISK FACTORS," BEGINNING ON PAGE 10 OF THIS PROSPECTUS, AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.


                                    SUMMARY

               The following is a brief summary of the matters covered by this Prospectus and is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere herein. All amounts regarding shares and per share data of RCN Common Stock have been adjusted to reflect the one for one stock dividend ("Stock Dividend") declared on March 9, 1998 to be effective on April 3, 1998. Unless the context indicates otherwise, "RCN" or "the Company" means RCN Corporation and its subsidiaries and those joint ventures in which the Company exercises control.


                                 The Company

               RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets in the Boston to Washington, D.C. corridor. The region, one of the most densely populated in the United States, represents approximately 4% of the geography of the U.S., but accounts for over 26% of the telecommunications market based upon the number of telephone access lines. The Company believes that of the estimated
22 million homes in the Boston to Washington, D.C. corridor, approximately 9 million homes are located in high-density urban and suburban residential areas that will support development of an advanced fiber optic network on an attractive economic basis. RCN believes that its capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on its networks will provide it with competitive advantages over other competitors. RCN's strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of its markets by offering individual or bundled service options, superior customer service and competitive prices.

               RCN's initial advanced fiber optic networks have been established in New York City and, through a joint venture with the Boston Edison Company ("BECO"), in Boston and surrounding communities. RCN has also entered into a joint venture named Starpower Communications, LLC ("Starpower") with Pepco Communications, L.L.C. ("Pepco Communications"), an indirect wholly owned subsidiary of Potomac Electric Power Company ("PEPCO"), to develop an advanced fiber network in the Washington, D.C. area. On February 20, 1998, RCN acquired Washington, D.C.'s largest Internet service provider ("ISP"), Erols Internet, Inc. ("Erols"), and on February 27, 1998, RCN acquired Boston's largest ISP, Ultranet. RCN also benefits from a strategic relationship with MFS Communications Company, Inc. (now a subsidiary of WorldCom, Inc.) ("MFS/WorldCom") in New York City and Boston and from its interconnection and resale agreements with incumbent telephone service providers including Bell Atlantic. RCN believes that these joint ventures and relationships provide it with a number of important advantages including access to rights of way and use of existing fiber optic facilities, the ability to enter its target markets quickly and efficiently and a reduction in the up-front capital investment required to develop its networks. In addition, the Company's joint venture partners provide access to additional assets, equity capital and established customer bases. The Company also benefits from its relationship with its largest shareholder, Peter Kiewit Sons' Inc. ("PKS"), the founder of MFS Communications Company, Inc., and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc.

               As of December 31, 1997, the Company had approximately 267,600 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. In addition, the Company gained approximately 325,000 Internet service customers upon completion of the acquisitions of Ultranet and Erols. Without giving effect to such acquisitions, RCN had pro forma revenues and EBITDA (as defined below) before nonrecurring charges of $127.3 million and $(7.7) million, respectively, for the year ended December 31, 1997 and $110.1 million and $23.5 million, respectively, for the year ended December 31, 1996. The Company is deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. RCN also intends to upgrade certain of its hybrid fiber/coaxial cable systems to enable them to provide the same range of voice, video and data services, including bundled service options. See "Business--The Delivery Platforms." Since it formally commenced operation of its advanced fiber optic networks in New York City and Boston in September 1996, RCN has built or acquired, through its joint venture with BECO and long term lease arrangements, approximately
400 route miles of fiber optic cable and added approximately 15,100 customer connections to its advanced fiber optic networks. In addition, during the same period the Company added approximately 29,700 wireless video, resold telephone and other connections, the majority of which represent customers that RCN expects to migrate to its advanced fiber optic networks. At December 31, 1997, RCN had approximately 82,700 total connections attributable to customers in the New York City and Boston markets (of which approximately 42,600 were wireless video service and other connections and approximately 24,900 were resold telephone connections) and had approximately 184,900 connections attributable to its hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania, all within 75 miles of New York City. Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "Business--RCN Services--Connections."

               RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming. In addition, the Company's management team and board of directors benefit from experience gained in connection with the management of Commonwealth Telephone Enterprises Inc. ("Commonwealth Telephone") (formerly C-TEC Corporation ("C-TEC")), which prior to September 30, 1997 owned and operated RCN. See "Business--Relationship Among RCN, Commonwealth Telephone and Cable Michigan." C-TEC has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

               RCN seeks to exploit competitive opportunities which have resulted from widespread changes in the U.S. telecommunications industry. Industry sources estimate that annual revenues generated by the U.S. telecommunications industry in 1996 were approximately $210 billion (comprised of $183 billion in telecommunications revenues and $27 billion in cable television revenues). Approximately 50% of such revenue is estimated to be attributable to residential users. RCN believes that density is a critical factor in the effective economic deployment of its networks, and that the Boston to Washington, D.C. corridor is a particularly attractive market for developing advanced fiber optic facilities due to population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities in this region. The Company applies a subscriber-driven investment strategy focusing on subscriber density, proximity to the Company's advanced fiber optic networks and network development costs, in order to determine if the number of potential connections in a target area will permit network development on an attractive economic basis.

Business Strategy

               The Company believes that the opportunity to effectively deploy advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of the Company's networks. In order to achieve its goal of becoming the leading provider of telecommunications, video and data services to residential customers in its target markets, RCN is pursuing the following key strategies:

               Developing Advanced Fiber Optic Networks.   RCN's advanced
fiber optic networks are specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. RCN believes that its high capacity advanced fiber optic networks provide RCN with certain competitive advantages such as increased capacity (including the ability to offer bundled voice, video and data services) and generally superior signal quality and network reliability relative to the typical networks of the incumbent service providers. By using advanced fiber optic networks capable of delivering multiple services, RCN is able to address a larger number of potential subscriber connections in its target markets than incumbent service providers which typically provide only single or limited services.

               Focusing on Residential Customers in High-Density Markets.
RCN seeks to be the first operator of an advanced fiber optic network providing voice, video and data services to residential customers in each of its target markets. RCN believes that it is unique in its markets in offering a wide range of bundled voice, video and data services to customers in residential areas and in striving to connect residential customers directly to its advanced fiber optic networks. RCN also believes that residential customers will be attracted to lower prices, broader service offerings, enhanced levels of customer care and consumer choice. Although the Company's primary focus is on residential customers, RCN also serves certain commercial accounts which are located on or in close proximity to its networks.

               Implementing Subscriber-Driven Investment Strategy. RCN attempts to efficiently deploy its capital by tying facility development to the procurement of customer connections. In order to promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provide telephone services to customers located near its advanced fiber networks by first reselling services, and then by establishing leased facilities (such as unbundled local loops), in advance of constructing or extending its networks. RCN also provides wireless video services to approximately 38,000 customers in New York City with a view to extending the advanced fiber optic network to service many of these existing customers. In addition, RCN intends to extend its network to cover most of the areas currently served by Erols and Ultranet.

               Utilizing Strategic Alliances and Existing Facilities to Speed and Reduce Cost of Entry. By utilizing strategic alliances, RCN is able to enter the market quickly and efficiently and to reduce the up-front capital investment required to develop its networks. Through alliances with companies such as BECO, Pepco Communications and MFS/WorldCom, which provide or are expected to provide RCN with extensive fiber optic networks or other assets, by utilizing certain components of its own existing cable television infrastructure, and through the strategic acquisitions of Ultranet and Erols, RCN has been able to expedite and reduce the cost of market entry and business development and has created the opportunity to leverage existing customer relationships.

               Offering Bundled Voice, Video and Data Services.   RCN believes
that, as a full service voice, video and data programming provider, it will be able to offer a single-source package of voice, video and data services, individually or on a bundled basis, which is not yet generally available from any incumbent telephone, cable or other service provider. In addition, services provided over RCN's advanced fiber optic networks are generally priced at competitive rates as compared to the incumbent service providers.

               Providing Superior Customer Service.   RCN seeks to provide
superior customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience.

The Distribution

               Prior to September 30, 1997, the Company was operated as a wholly-owned subsidiary of C-TEC. On February 12, 1997, the C-TEC Board of Directors approved a plan to restructure C-TEC, and, among other things, create a separate company consisting of the businesses and operations that now comprise RCN (the "RCN Businesses") and the associated assets and liabilities of such businesses and operations, and to distribute to its stockholders all of its interest in the RCN Businesses (the "Distribution") and all of its interests in Cable Michigan, Inc. ("Cable Michigan"), a Pennsylvania corporation that operates cable television systems in the State of Michigan (the "Cable Michigan Distribution"). On September 30, 1997 (the "Distribution Date"), each holder of record of C-TEC's common stock, par value $1.00 per share ("C-TEC Common Stock"), and holders of C-TEC's Class B Common Stock, par value $1.00 per share ("C-TEC Class B Common Stock" and together with the C-TEC Common Stock, the "C-TEC Common Equity") received (i) two shares (when adjusted for the Stock Dividend) of RCN Common Stock for every one share of C-TEC Common Equity held as of September 19, 1997 (the "Record Date") and one share of Cable Michigan Common Stock for every four shares of C-TEC Common Equity held as of the Record Date. Following the Distribution and the Cable Michigan Distribution, C-TEC changed its name to Commonwealth Telephone Enterprises Inc. The Company, Commonwealth Telephone and Cable Michigan have entered into certain agreements providing for the Distribution and the Cable Michigan Distribution, and governing various ongoing relationships between the three companies, including a distribution agreement and a tax sharing agreement. See "Business--Relationship Among RCN, Commonwealth Telephone and Cable Michigan."

               The following chart depicts the Company's principal subsidiaries and joint ventures:

                                  [CHART]

               The Company's principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey, and its telephone number is (609) 734-3700.

                                 The Offering

Common Stock Offered by Selling Shareholders
    (adjusted for the Stock Dividend).............    890,384
Common Stock Outstanding as of March 25, 1998
    (adjusted for the Stock Dividend).............    57,802,978
NASDAQ symbol.....................................    RCNC
Use of Proceeds...................................    The Company will not
                                                      receive any of the
                                                      proceeds from the sale
                                                      of the Shares being
                                                      offered hereby.


                                 RISK FACTORS

               Prospective investors should carefully consider all of the information in this Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 10.


                Summary Historical Consolidated Financial Data

               Prior to September 30, 1997, the Company operated as part of C-TEC. The table below sets forth selected historical consolidated financial data for RCN. The historical financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

               The selected historical consolidated financial data for the years ended December 31, 1994 and 1993 and as of December 31, 1995, 1994 and 1993 are derived from the Company's unaudited historical consolidated financial statements not included in this Prospectus. The selected historical consolidated financial data of the Company for the years ended December 31, 1997, 1996 and 1995 and as of December 31, 1997 and 1996 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements (the "Financial Statements") and the Company's unaudited pro forma consolidated financial statements included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements" and the Financial Statements.

                                                                          Year Ended December 31,
                                                                           (dollars in thousands)

                                                     1993         1994         1995(1)       1996         1997
                                                   --------     --------      --------     --------    ----------
Statement of Operations Data:
Sales..........................................    $ 49,504     $ 59,500      $ 91,997     $104,910    $  127,297
Costs and expenses, excluding depreciation and
  amortization.................................      30,821       49,747        75,003       79,107       134,967
Nonrecurring charges(2)........................          --           --            --           --        10,000
Depreciation and amortization..................       9,922        9,803        22,336       38,881        53,205
                                                   --------     --------      --------     --------    ----------
Operating (loss) income........................       8,761          (50)       (5,342)     (13,078)      (70,875)
Interest income................................      17,882       21,547        29,001       25,602        22,824
Interest expense...............................     (17,127)     (16,669)      (16,517)     (16,046)      (25,602)
Other income (expense), net....................       1,195        1,343          (304)        (546)          131
(Benefit) provision for income taxes...........         167        2,340         1,119          979       (20,849)
Equity in loss of unconsolidated entities(3)...          --           --        (3,461)      (2,282)       (3,804)
Minority interest in (income) loss of
  consolidated entities(4).....................         (85)         (95)         (144)       1,340         7,296
Cumulative effect of changes in accounting
  principles(5)................................       1,628          (83)           --           --            --
Extraordinary charge--debt prepayment
penalty, net of tax of $1,728(6)...............          --           --            --           --        (3,210)
                                                   --------     --------      --------     --------    ----------
Net income (loss)..............................    $ 12,087     $  3,653      $  2,114     $ (5,989)   $  (52,391)
                                                   ========     ========      ========     ========    ==========
Balance Sheet Data (at end of period):
Total assets...................................    $291,634     $568,586(7)   $649,610     $628,085    $1,150,992
Long-term debt.................................     181,500      154,000       135,250      131,250       686,103
Shareholders' equity...........................      74,329      372,847(7)    394,069      390,765       356,584

---------------

(1) Certain of the Company's businesses were acquired by C-TEC and transferred to the Company in connection with the Distribution. In May 1995, a subsidiary of C-TEC acquired Twin County Trans Video, Inc. ("Twin County") and accordingly Twin County is fully consolidated in the Company's financial statements since the date of acquisition. See Note 4 to the Consolidated Financial Statements of the Company.

(2) Nonrecurring charges of $10,000 represent costs incurred with respect to the termination of a marketing services agreement related to the Company's wireless video services.

(3) Equity in loss of unconsolidated entities primarily consists of the Company's proportionate share of income (losses) and amortization of excess cost over net assets of Megacable, S.A. de C.V. ("Megacable"). The Company purchased its 40% equity interest in Megacable in January 1995 and accounts for its investment by the equity method of accounting.

(4) In 1997, the minority interest in (income) loss of consolidated entities consists of minority losses of the RCN-BECOCOM, LLC joint venture of $6,562, minority losses of Freedom New York, L.L.C. ("Freedom") through March 1997 of $966 and minority income earned by a cable television partnership of $(232). The minority interest in (income) loss of consolidated entities primarily consists of the approximately 20% minority interest in the loss of Freedom in 1996. Prior to 1996 the minority interest represents minority income earned by a cable television partnership.

(5) The cumulative effect of changes in accounting principles reflects the adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in 1993 and the accounting for benefits under Statement of Financial Accounting Standards No. 112-- "Employers' Accounting for Postemployment Benefits" in 1994.

(6) Extraordinary charge represents the fee, net of taxes, paid in connection with the early prepayment of 9.65% Senior Secured Notes of C-TEC Cable Systems, Inc. (the "Senior Secured Notes"). The Senior Secured Notes were prepaid in connection with the Company's acquisition of a new $125,000 credit agreement comprised of a five year revolving credit facility in the amount of $25,000 and a $100,000 term credit facility which is to be repaid over six years in quarterly installments from September 30, 1997 through June 30, 2005.

(7) During 1994, C-TEC transferred to the Company an equity contribution of $298,759 primarily representing net proceeds from a C-TEC common stock rights offering.


                       Summary Pro Forma Financial Data

               The following unaudited summary pro forma financial data include adjustments to the historical statements of operations of the Company for the years ended December 31, 1997 and 1996 as if the Distribution, borrowings of $110 million under the Credit Agreement, the offering (the "1997 Notes Offering") of the Company's 10% Senior Notes and 11(1)/(8)% Senior Discount Notes, both due 2007 (the "10% Senior Notes" and "11(1)/(8)% Senior Discount Notes," respectively, and together, the "1997 Notes"), the acquisition of Erols (the "Acquisition") and the issuance of the Company's 9.80% Senior Discount Notes due 2008 (the "9.80% Senior Discount Notes" or the "1998 Notes") had occurred on the first day of the respective periods. Such adjustments result primarily from changes in the capital structure of the Company and accounting for the Acquisition. See "Unaudited Pro Forma Consolidated Financial Statements" and the notes thereto. The following unaudited pro forma financial data for the respective periods are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had the Distribution, borrowings of $110 million under the Credit Agreement, the 1997 Notes Offering, the Acquisition and the issuance of the 1998 Notes had occurred on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.

                                               Year Ended        Year Ended
                                               December 31,      December 31,
                                                   1996              1997
                                               ------------      ------------
                                                    (dollars in thousands)
Statement of Operations Data:
  Sales......................................  $114,305            $141,273
  Costs and expenses, excluding
    depreciation and amortization............    95,675             154,032
  Nonrecurring charges.......................       --               10,000
  Depreciation and amortization..............    64,087              69,171
                                              ---------            --------
  Operating (loss)...........................   (45,457)            (91,930)
  Interest income............................    10,484              14,138
  Interest expense...........................  (107,575)           (106,037)
  Other (expense) income, net................      (546)                 82
                                              ---------            --------
  (Loss) before income taxes.................  (143,094)           (183,747)
  (Benefit) for income taxes.................   (48,422)            (62,507)
                                              ---------            --------
  Income (loss) before equity in
    unconsolidated entities and
    minority interest........................   (94,672)           (121,240)
  Equity in loss of unconsolidated
    entities.................................   (11,717)            (17,948)
                                              ---------            --------
  (Loss) before extraordinary charge
    and minority interest in loss of
    consolidated entities.................... $(106,389)          $(139,188)
                                              =========            ========
Other Data:
  EBITDA before nonrecurring charges (1)..... $  18,630            $(12,759)
  Capital expenditures....................... $  48,722            $ 90,392
  Connections................................   357,347             593,646
  Employees..................................     1,050               1,150

---------------
(1) EBITDA represents earnings before interest, depreciation and amortization, and income taxes. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.


                               RISK FACTORS

               In addition to the other information contained in this Prospectus, prospective investors should carefully review the following factors.

               This Prospectus contains certain forward-looking statements regarding the Company's operations, economic performance and financial condition, including, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company, the Company's intention to connect certain wireless video and resale telephone customers to its advanced fiber optic networks, the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital and effects of regulatory reform and competitive and technological developments. Such forward-looking statements are subject to known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this Section and elsewhere in this Prospectus. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, connect existing customers to its advanced fiber optic networks, access markets, finance network development, design and construct fiber optic networks, install or lease fiber optic cable and other facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative, judicial, competitive and technological developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements.

Limited Operating History; Negative Cash Flow; Operating Losses

               The Company has only recently begun operating a voice, video and data services business and this business has only a limited operating history upon which investors may base an evaluation of its performance. In connection with entering this business, the Company has incurred operating and net losses and negative cash flows to build its networks and pursue its business plans and expects to continue to do so for the foreseeable future as its expands its network and customer base. The extent to which it continues to experience negative cash flow in the future will be affected by a variety of factors, including the pace of its entry into new markets, the time and expense required for building out its planned network, its success in marketing its services, the intensity of the competition experienced by the Company and the availability of additional capital to pursue its business plans. The Company had operating losses after depreciation and amortization and nonrecurring charges of $70,875,000, $13,078,000 and $5,342,000 for the years ended December 31, 1997, 1996 and 1995. On a pro forma basis, the Company had operating losses after depreciation and amortization and nonrecurring charges of $91,930,000 and $45,457,000 for the years ended December 31, 1997 and 1996. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Further Capital Requirements

               The Company expects that it will require a substantial amount of capital to fund the development and operations of business in the Boston to Washington, D.C. corridor, including to fund its advanced fiber optic networks, the upgrade of hybrid fiber/coaxial plant, the funding of operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from January 1, 1998 through 1999 will be approximately $785 million, which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue generating customer connections) of approximately $300 million in 1998 and approximately $485 million through 1999. These capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in the Boston, New York and Washington, D.C. markets and represent only the Company's proportionate share of the funding requirements of the Boston and Washington, D.C. joint ventures. The Company is obligated to fund its portion of any capital contributions required by the joint ventures' annual budget or capital contribution schedule. See "--Dependence on Strategic Relationships; Terms of Joint Venture Arrangements." The Company expects that its joint venture partners will each contribute approximately $150 million in capital to the joint ventures in the period from September 30, 1997 through 2000 in order to fund capital expenditures at the joint venture company level. RCN expects to contribute to Starpower, the joint venture with Pepco Communications, the subscribers acquired in the acquisition of Erols located in the Washington, D.C. area in which Starpower operates. The joint venture partners of Starpower are currently negotiating the terms of such contribution. On February 20, 1998, approximately 61% of all of Erols' subscribers were located in the relevant Washington, D.C. area. RCN anticipates that Pepco Communications will make a contribution equal to the value of such subscribers. Failure by its joint venture partner(s) to make anticipated capital contributions could have a material adverse effect on the Company.

               The Company believes that it has sufficient liquidity to meet its capital requirements through mid-2000. The actual timing and amount of capital required for the rollout of the Company's network and to fund operating losses may vary materially from the Company's estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes and other technological risks or to meet other unanticipated expenses. The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Substantial Indebtedness; Effect of Financial Leverage

               The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. As of December 31, 1997, on a pro forma basis, the Company had an aggregate of approximately $1,039 million of indebtedness outstanding, representing 71.8% of total capitalization, and the ability to borrow up to an additional $22 million under the Credit Agreement. As a result of the substantial indebtedness of the Company, the Company's fixed charges are expected to exceed its earnings for the foreseeable future and there can be no assurance that the Company's operating cash flow will be sufficient to pay interest on the 1997 Notes or the 1998 Notes (together the "Notes") following February 15, 2003. In addition, the Company will require, and the relevant indentures permit the Company to incur, substantial additional indebtedness, particularly in connection with the buildout of the Company's networks and the introduction of its telecommunications services to new markets. The leveraged nature of the Company could limit its ability to effect future financings or may otherwise restrict the Company's business activities.

               The extent of the Company's leverage may have the following consequences: (i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes, (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and
(v) render the Company more vulnerable in the event of a downturn in its business.

Ability to Manage Growth; Risks Related to Acquisitions

               The expansion and development of the Company's operations (including the construction and development of additional networks) will depend on, among other things, the Company's ability to assess markets, design fiber optic network backbone routes, install or lease fiber optic cable and other facilities, including switches, and obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. There can be no assurance that the Company will be able to expand its existing network. Furthermore, the Company's ability to manage its expansion effectively will also require it to continue to implement and improve its operating and administrative systems and attract and retain qualified management and professional and technical personnel.
If the Company were not able to manage its planned expansion effectively it could have a material adverse effect on the Company.

               Although the Company's acquisitions of Erols and Ultranet were consummated in February, 1998, the process of integrating the business of the ISPs into the Company may take a significant period of time, may place a significant strain on the Company's resources, and could subject the Company to additional expenses during the integration process. In addition, RCN expects that it will need to upgrade the systems and controls of the companies being acquired. As a result, there can be no assurance that the Company will be able to successfully integrate these ISPs successfully or in a timely manner. See "--Risks Relating to Provision of Internet Services."

Rapid Technological Changes

               The telecommunication industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of fiber optic telecommunications networks nor materially hinder its ability to acquire necessary technologies, the effect of technological changes on the business of the Company cannot be predicted. There can be no assurance that technological developments in telecommunications will not have a material adverse effect on the Company.

Dependence on Strategic Relationships; Terms of Joint Venture Arrangements

               The Company has entered into a number of strategic alliances and relationships in order to provide it with early entry into the market for telecommunications services. As the Company's network is further developed, it will be dependent on these arrangements to provide the full range of its telecommunication service offerings. The key strategic relationships include
(1) RCN's arrangements with MFS/WorldCom to, among other things, lease portions of MFS/WorldCom's fiber optic network in New York City and Boston, (2) RCN's joint venture with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston and (3) RCN's joint venture with Pepco Communications, an indirect subsidiary of PEPCO, to develop an advanced fiber optic network in the Washington, D.C. market. See "Business--Strategic Relationships." The Company also has in place arrangements to act as a reseller of Bell Atlantic local telephone services and arrangements to lease Bell Atlantic unbundled local loop and T-1 facilities (including Bell Atlantic services previously provided by NYNEX). Any disruption of these relationships or arrangements could have a material adverse effect on the Company. The Company has also executed comprehensive telephone service co-carrier interconnection agreements with Bell Atlantic and Sprint, covering, along with the District of Columbia, ten states in the Northeast and New England-Middle Atlantic corridor areas, which the Company has targeted as its initial geographic markets. The Company may be required to negotiate new interconnection agreements from time to time and as it enters new markets in the future. There can be no assurance that the Company will successfully negotiate such other agreements for interconnection with the incumbent local exchange carrier ("LEC") or renewals of existing interconnection agreements. The failure to negotiate or renew required interconnection agreements could have a material adverse effect on the Company.

               The agreements governing the Company's joint ventures with BECO and Pepco Communications contain material provisions for the management, governance and ownership of the Greater Boston and Washington, D. C. businesses, respectively. The Boston Joint Venture Agreement (as defined under "Business--Strategic Relationships") provides, among other things, that (1) certain fundamental business actions, such as material capital expenditures, debt incurrences and distributions to the Company and BECO, require the joint approval of RCN and BECO; (2) neither RCN nor BECO may transfer their interests in the joint venture for a period of three years without the other's consent and, thereafter, may only do so while observing certain rights of first offer and tag-along rights; (3) upon a change of control (as defined) of RCN Telecom Services of Massachusetts ("RCN Massachusetts") or BECOCOM, Inc. ("BECOCOM"), the other party has the right to acquire all of the equity interest in the joint venture for fair market value; (4) following certain deadlock events (defined generally as an inability of RCN and BECO to agree upon certain fundamental business actions requiring mutual consent), either
RCN or BECO may offer to buy the other's interest in the joint venture or sell its own interest in the joint venture, which gives the offeree the right to elect to buy or sell its interest; and (5) in the event of a default by the Company in meeting a capital call, BECO may dilute the Company's interest in the joint venture. The Amended and Restated Operating Agreement (the "Starpower Operating Agreement") for Starpower provides, among other things, that (1) so long as each partner maintains a 50% interest in the joint venture, all business actions require the approval of the operating committee; (2) subject to certain exceptions, neither RCN nor Pepco Communications may sell any interest in Starpower within the first four years after the execution of the Starpower Operating Agreement nor may they thereafter sell any interest in Starpower without satisfying certain conditions; (3) upon a change of control of RCN Telecom Services of Washington, D.C., Inc. ("RCN Washington") or Pepco Communications, which the other party has reason to believe will have a material adverse effect on Starpower, the other party may offer to buy out the entity experiencing the change of control or to sell its own interest in the joint venture, which gives the offeree the right to elect to buy or sell its interest or accept the change of control; (4) after three years following the execution of the agreement, upon certain deadlock events (defined generally as an inability of the operating committee to agree upon any business actions), either RCN Washington or Pepco Communications may offer to buy the other's interest in the joint venture or sell its own interest in the joint venture, which gives the offeree the obligation to elect to buy or sell its interest; and (5) failure to make scheduled capital contributions or to vote in favor of certain additional capital contributions may result in dilution of equity interests. Accordingly, certain matters beyond the control of the Company, such as a change of control of RCN or an inability to agree on certain proposed actions, could result in it being forced to sell its interest in the relevant joint venture or buy out the interest of the other joint venturer. There can be no assurance that these provisions will not have a material adverse effect upon the Company's liquidity or future prospects or that, if necessary, the Company will be able to raise the necessary funds to acquire the balance of the interests in the joint venture on a timely basis and thereby maintain its interest in the venture in question. See "Business--Strategic Relationships." In addition, although certain covenants contained in the indentures applicable to the Notes (the "Indentures") are applicable to the joint venture companies, neither the joint venture companies nor the Company's joint venture partners are parties to the Indentures and accordingly are not bound to comply with the terms of the Indentures. A disagreement with its joint venture partners over certain business actions, including actions related to compliance with the Indentures, could give rise to a deadlock event.

Competition

               RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets.

               With respect to local telephone services, RCN competes with the incumbent LECs, and alternative service providers including competitive local exchange carriers ("CLECs") and cellular and other wireless telephone service providers. With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the interexchange carriers ("IXCs"), including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. Certain of the IXCs, including AT&T, MCI and Sprint, have announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services.

               All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment. Among the alternative video distribution technologies are home satellite dish earth stations, private satellite master antenna television systems, direct broadcast satellite services ("DBS") and wireless program distribution services such as multi-channel multipoint distribution service systems. The Company expects that its video programming service will face growing competition from current and new DBS service providers.

               RCN believes that among the existing competitors, the incumbent LECs and the incumbent cable providers provide the most direct competition to RCN in the delivery of "last mile" connections to residential consumers for voice and video services. In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including Bell Atlantic in New York City and Boston), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. The incumbent LECs have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter into the long distance telephone services market and, in addition, have long-standing relationships with their customers. The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

               The Telecommunications Act of 1996 (the "1996 Act") permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

               Certain of RCN's video programming service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in New York City and Boston, primarily Time Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes with Time Warner Cable, Cablevision Systems and Comcast. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric Cable TV, which also holds a franchise for the relevant service area.

               RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs, such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for commercial customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. Cellularvision, a provider of local multipoint distribution service ("LMDS"), offers wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future.

               The market for Internet access services is extremely competitive and highly fragmented. No significant barriers to entry exist, and accordingly competition in this market is expected to intensify. The Company competes (or in the future may compete) directly or indirectly with (i) national and regional ISPs; (ii) established online services; (iii) computer software and technology companies; (iv) national telecommunications companies;
(v) LECs; (vi) cable operators; and (vii) nonprofit or educational ISPs, and some of these present or potential future competitors have or can be expected to have substantially greater market presence and financial, technical, marketing and other resources than the Company. Certain of the Company's online competitors, including America Online, Inc. ("America Online"), the Microsoft Network and Prodigy, have introduced unlimited access to the Internet and their proprietary content at flat rates, and certain of the LECs have also introduced competitive flat-rate pricing for unlimited access (without a set-up fee for at least some period of time). Bell Atlantic has recently filed with the Federal Communications Commission (the "FCC") a petition for an exemption from a regulation prohibiting it from building a high-speed network. Bell Atlantic's petition requests that such network, which would serve as an Internet backbone, not be subject to pricing and other regulatory restriction. The network would span the states from Maine to Virginia. There can be no assurance that competition will not lead to pricing pressures in the Internet business. For additional information on the competitive environment in which the Company operates, see "Business--Competition."

               Other new technologies may become competitive with services that RCN offers. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.

Regulation

               The telephone and video programming transmission services offered by the Company are subject to federal, state, and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates.

               The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

               Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow Regional Bell Operating Companies ("RBOCs") to enter the long distance market within their own local service regions.

               Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. Numerous parties appealed certain aspects of these regulations, and the appeals were consolidated in the United States Court of Appeals for the Eighth Circuit. On July 18, 1997, the Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecommunications Act that were ordered by certain state public utility commissions ("PUCs") to be premature; vacated significant portions of the FCC's nationwide pricing rules; and confined the use of combined unbundled network elements to instances where the requesting carrier itself would do the combining. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an incumbent LEC's unbundled network elements. On January 26, 1998, the Supreme Court granted a writ of certiorari under which it will review the July 18 Eighth Circuit decision; it is expected (but not yet certain) that the Court will hear arguments on this case in the fall of 1998. The Eighth Circuit decisions create uncertainty about the rules governing pricing and terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. Prior to the Eighth Circuit decisions, the Company had entered into interconnection agreements with Bell Atlantic, covering all of its target market area, that are generally consistent with the FCC guidelines, and those agreements remain in effect notwithstanding the reversal of the FCC rules. There can be no assurance, however, that the Company will be able to obtain or enforce future interconnection agreements, or obtain renewal of existing agreements, on terms acceptable to the Company.

               Certain RBOCs have also raised constitutional challenges to restrictions in the 1996 Act preventing Bell Operating Companies ("BOCs") from entering the long distance market in their home region. On December 31, 1997, the U.S. District Court for the Northern District of Texas issued a decision (the "SBC Decision") finding that Sections 271 to 275 of the Telecommunications Act of 1996 are unconstitutional. SBC Communications, Inc., et al. v. Federal Communications Commission, et al., Civil Action No. 7:97-CV-163-X. These sections of the 1996 Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA (local access and transport area) telecommunications services. The District Court has stayed the SBC Decision pending appeal. If the stay is lifted, the RBOCs (including Bell Atlantic, which was permitted to intervene in the case) would be able to provide interLATA services immediately without satisfying the statutory conditions. Although the Company believes the factual assumptions and legal reasoning in the SBC Decision are erroneous and therefore the decision will likely be reversed on appeal, there can be no assurance of this outcome. If the SBC Decision were upheld on appeal it may have an unfavorable effect on the Company's business for at least two reasons. First, RBOCs currently have an incentive to foster competition within their service areas so that they can qualify to offer interLATA services. The SBC Decision removes this incentive by allowing RBOCs to offer interLATA service without regard to their progress in opening their local markets to competition. However, the SBC Decision would not affect other provisions of the Act which create legal obligations for all incumbent LECs to offer interconnection and network access, and therefore will not impair the Company's ability to compete in local exchange markets. Second, the Company is legally able to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives the Company a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal. The Company cannot predict either the outcome of these or future challenges to the 1996 Act, any related appeal of regulation or court decision, or the eventual effect on its business or the industry in general.

               The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new "open video systems" ("OVS") regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECs such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, RCN is currently providing OVS service in the City of Boston and the City of New York, and has entered into an OVS agreement to allow it to provide OVS services in a number of communities surrounding Boston. Starpower is negotiating similar agreements in Washington and surrounding communities.

               RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e., those that originate in one state and terminate in separate states). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state). See "Business--Regulation--Regulation of Voice Services." Municipalities also regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses, franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City.

               In February 1997, RCN subsidiaries were certified to operate OVS networks in the five boroughs of New York City and, as part of a joint venture with Boston Edison, in Boston and 47 surrounding communities. Initiation of OVS services is subject to negotiation of certain agreements with local governments. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN has entered into similar OVS agreements or is in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services. It executed an agreement with the City of New York on December 29, 1997, and has initiated OVS service in the Borough of Manhattan pursuant to that agreement.

               In areas where it offers video programming services as an OVS operator, RCN is required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other video programming providers ("VPPs"). Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. However, RCN will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of Appeals and, to the extent that certain favorable aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on RCN's Boston area OVS network, and Time Warner, the incumbent cable television provider in certain communities in the Boston area, has made a similar filing at the FCC with respect to its request for capacity on the Boston OVS network. RCN will continue to oppose these requests made to the FCC, but to the extent that the FCC were to grant any such request(s), such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

               Prior to its certification as an OVS provider, RCN offered limited video programming services using the video dialtone ("VDT") services offered by MFS/WorldCom in Manhattan and the City of Boston. In February, 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly-adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. One of the incumbent cable television companies in New York City has filed a complaint with the New York Public Service Commission challenging the former (pre-OVS) operations of RCN and WorldCom under the VDT framework, which remains pending before that commission.

               RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable Company ("Bartholdi Cable") pursuant to temporary authorizations issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an initial decision (the "Initial Decision") was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Initial Decision will become effective 50 days after its release unless Bartholdi Cable, as expected, files exceptions to the Initial Decision within 30 days of its release or the FCC elects to review the case on its own motion. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, the Company expects now actively to pursue its license applications. While the Company expects to receive authorizations to transmit over these microwave paths, there can be no assurance that RCN will be able to offer wireless video services pursuant to its own FCC licenses or that the FCC's investigation will be resolved favorably. The failure to obtain such license or resolve such proceedings would materially adversely affect the Company's wireless video operations in New York City.

               There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities in order to convert its wireless video subscribers to an advanced fiber optic network.

               RCN's hybrid fiber/coaxial cable systems are subject to regulation under the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "1992 Act"), which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition." On September 8, 1997, the Company was notified by the FCC that it has ruled that certain of the Company's upper levels of service for its New Jersey systems are regulated levels of service and that the Company's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. The Company had treated these levels of service as unregulated. The Company intends to contest this decision. The Company does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition. With the passage of the 1996 Act all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets. Federal requirements also impose certain broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station, and that require cable operators to set aside certain channels for public, educational and governmental access programming. Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided.

               RCN's ability to provide franchised cable television services is dependent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. RCN currently has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems' networks in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. Approximately 39 of RCN's hybrid fiber/coaxial cable system's franchises are due for renewal within the next three years. No assurances can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

               The data services business, including Internet access, is largely unregulated at this time (apart from Federal, state, and local laws and regulations applicable to businesses in general). However, there can be no assurance that this business will not become subject to regulatory restraints. Some jurisdictions have sought to impose taxes and other burdens on providers of data services, and to regulate content provided via the Internet and other information services. RCN expects that proposals of this nature will continue to be debated in Congress and state legislatures in the future. In addition, although the FCC has on several occasions rejected proposals to impose additional costs on providers of Internet access service and other data services to the extent they use local exchange telephone network facilities for access to their customers, similar proposals may well be considered by the FCC or Congress in the future. See "--Potential Liabilities Associated with Internet Businesses."

               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time. For additional information on the regulatory environment in which the Company operates, see "Business--Regulation."

Need to Obtain and Maintain Permits, Building Access Agreements and
Rights-of-Way

               In order to develop its networks, the Company must obtain local franchises and other permits, as well as building access agreements and rights to utilize underground conduit and pole space and other rights-of-way and fiber capacity from entities such as incumbent LECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits, building access agreements and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected area. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect the Company's ability to acquire or develop that network.

Ability to Procure Programming Services

               The Company's video programming services are dependent upon management's ability to procure programming that is attractive to its customers at reasonable commercial rates. The Company is dependent upon third parties for the development and delivery of programming services. These programming suppliers charge the Company for the right to distribute the channels to the Company's customers. The costs to the Company for programming services is determined through negotiations with these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be important to the Company's future success. There can be no assurance that the Company will have access to programming services or that management can secure rights to such programming on commercially acceptable terms.

Liabilities for Unearned Revenues

               Erols offers one-, two- and three-year subscriptions for Internet access, which generally are paid for in advance. Such subscriptions are subject to cancellation with a full refund for the first 30 days and to cancellation with a pro-rated refund thereafter. Such revenues will be recognized over the term of each such subscription, resulting in material short- and long-term liabilities for unearned revenues. As of December 31, 1996, Erols had short- and long-term liabilities for unearned revenues of approximately $12.9 million and $3.4 million, respectively and, as of December 31, 1997, of approximately $25.6 million and $8.9 million, respectively. Cancellation by a significant number of the subscribers under such contracts could require cash payment of material sums.

Variability of Operating Results

               As a result of factors such as the significant expenses associated with the development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period.

Risks Relating to Provision of Internet Services

               Dependence on the Internet; Uncertain Acceptance of the Internet as a Medium of Commerce and Communication. The Company's Internet business will depend in part upon the continuing development and expansion of the Internet and the market for Internet access. Important issues concerning business and personal use of the Internet (including security, reliability, cost, ease of use, access and quality of service) remain unresolved and may significantly affect the growth of Internet use. Acceptance of the Internet for commerce and communications generally requires that potential users accept a new way of conducting business and exchanging information, industry participants continue to provide new and compelling content and applications, and the Internet provide a reliable and secure computer platform. A diminution in the growth of demand for Internet services or an absolute decrease in such demand could have a material adverse effect on the Company's Internet business.

               Evolving Industry Standards. New industry standards have the potential to replace or provide lower-cost alternatives to existing services. The adoption of such new industry standards could render the Company's existing services obsolete and unmarketable or require reduction in the fees charged therefor. For example, Erols' services currently rely on the widespread commercial use of Transmission Control Protocol/Internet Protocol ("TCP/IP"). Alternative open and proprietary protocol standards that compete with TCP/IP, including proprietary protocols developed by International Business Machines Corporation ("IBM") and Novell, Inc. have been or are being developed.

               ISPs participate in the Internet through contractual "peering arrangements" with Internet companies. These contractual arrangements are not subject to regulation and could be subject to revision in terms, conditions or costs over time.

               Constraints on Capacity and Supply of Equipment. The Company's ability to provide Internet service will depend in part on its ability to provide sufficient capacity, both at the level of particular point of presence (each a "POP") (affecting only subscribers attempting to use that POP) and in connection with system-wide services (such as e-mail and news services, which can effect all subscribers). In addition, the Company will be dependent in part on the availability of equipment such as modems, servers and other equipment. Any shortage of such equipment or capacity of servers could result in a strain on incoming access lines during peak times, causing busy signals and/or delays for subscribers.

               Reliance on Network Infrastructure; Risk of System Failure; Security Risks. Internet network infrastructure is vulnerable to computer viruses and other similar disruptive problems caused by its users, other Internet users or other third parties. Computer viruses and other problems could lead to interruptions of, delays in, or cessation of service, by the Company, as well as corruption of the Company's or its subscribers' computer systems. In addition, there can be no assurance that subscribers or others will not assert claims of liability against the Company as a result of events such as computer viruses, other inappropriate uses or security breaches.

               Proprietary Rights; Risk of Infringement. Erols relies on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect its proprietary technology. However, there can be no assurance that Erols' technology will not be misappropriated or that equivalent or superior technologies will not be developed. In addition, there can be no assurance that third parties will not assert that the Erols' services or its users' content infringe their proprietary rights.

               The Company has obtained authorization, typically in the form of a license, to distribute third-party software incorporated in the Erols access software product for Windows 3.1, Windows 95, Windows NT and Macintosh platforms. The Company plans to maintain or negotiate renewals of existing software licenses and authorizations. The Company may want or need to license other applications in the future.

               State and Local Taxes on Internet Services. The Company is currently subject to certain state and local taxes on certain of its telecommunications, data and Internet access services. The Company may become subject to additional state and local taxes on such services as it continues to expand and develop more services to customers throughout the United States and as more state and local taxing authorities become familiar with such services. Recognizing the problem of discriminatory and multiple state taxation for telecommunication or Internet services, various federal legislative proposals are currently pending before Congress that, if enacted would limit the ability of the state or local governments to impose, assess, or attempt to collect any tax on such services. The most recent version of the Internet Tax Freedom Act proposes to impose a three-year national moratorium on certain state and local taxation of electronic and Internet services and trade and to create a federally-led task force to develop recommendations for a national solution to the problem of discriminatory and multiple state taxation for on-line services. Alternatively, the National Governors' Association has proposed that a single statewide sales tax rate be established on all taxable electronic commerce under the Internet Development Act. The Company believes that either of these proposals, if enacted could reduce certain state or local taxes currently imposed on or may later be imposed on the Company's telecommunications, data and Internet access services. However, there can be no assurance as to whether or in what form any legislation will be enacted. In addition, there can be no assurance as to the extent that any such legislation, if enacted, would relieve the state or local taxes currently imposed, or would reduce the future state or local taxes that may be imposed, on the Company's telecommunication, data and Internet access services.

Potential Liabilities Associated with Internet Businesses

               Prior to the enactment of the Communications Decency Act of 1996 (the "CDA"), which is Title V of the 1996 Act, a federal district court held that an online service provider could be found liable for defamation, on the ground that the service provider exercised active editorial control over postings to its service. The CDA contains a provision which, one court has held, shields ISPs from such liability for material posted to the Internet by their subscribers or other third parties. Other courts have held that online service providers and ISPs may, under certain circumstances, be subject to damages for copying or distributing copyrighted materials.

               As enacted, the CDA imposed fines on any entity that (i) by means of a telecommunications device, knowingly sends indecent or obscene material to a minor; (ii) by means of an interactive computer service, sends or displays indecent material to a minor; or (iii) permits any telecommunications facility under such entity's control to be used for the foregoing purposes. That provision, as applied to indecent materials, has been declared unconstitutional by the United States Supreme Court. While the Clinton Administration has announced that it will not seek passage of similar legislation to replace this provision, action by Congress in this area remains possible. At present, the Company intends to exercise editorial control over Internet postings to the extent of blocking Web sites and Usenet News groups when the Company becomes aware that such sites or groups offer child pornography.

               As the law in this area develops, the potential that liability might be imposed on the Company for information carried on and disseminated through its network could require the Company to implement measures to comply with applicable law and reduce its exposure to such liability, which could require the expenditure of substantial resources or the discontinuation or modification of certain service offerings.

Reliance on Key Personnel

               The Company believes that its continued success will depend in large part on its ability to attract and retain highly skilled and qualified personnel. The Company believes that the Distribution will, among other things, permit the Company to offer equity-based compensation that is more directly linked to the Company's performance, which the Company believes will facilitate the attraction, retention and motivation of highly skilled and qualified personnel. In this regard, the Company has implemented an Employee Stock Ownership Plan ("ESOP") and makes available competitive employee benefit programs providing benefits substantially comparable to benefits provided immediately prior to the Distribution. There can be no assurance that the Company will retain or, as necessary, attract qualified management personnel.

Dividend Policy

               The Company anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to pay cash dividends on the RCN Common Stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of the Board of Directors of RCN (the "Company Board"). The declaration of any dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects, covenant restrictions and such other factors as the Company Board may deem relevant. The Company is a holding company and its ability to pay cash dividends is dependent on its ability to receive cash dividends, advances and other payments from its subsidiaries. In addition, the Credit Agreement (as defined below) into which certain of the Company's subsidiaries have entered contains restrictions on the payment of dividends by these subsidiaries. The Company has also issued the Notes, all of which are governed by Indentures which restrict the Company's and certain of its subsidiaries' ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Dividends."

Control by Level 3 Telecom Holdings, Inc.; Conflicts of Interest

               Level 3 Telecom Holdings, Inc. ("Level 3 Telecom"), formerly Kiewit Telecom Holdings, Inc., beneficially owns approximately 46% of the RCN Common Stock. Consequently, Level 3 Telecom effectively has the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders. The control of the Company by Level 3 Telecom may tend to deter non-negotiated tender offers or other efforts to obtain control of the Company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market. Moreover, a disposition by Level 3 Telecom of a significant portion of its RCN Common Stock, or the perception that such a disposition may occur, could affect the trading price of the RCN Common Stock and could affect the control of the Company. The common stock of Level 3 Telecom is owned 90% by Level 3 Communications, Inc. ("LCI"), formerly Kiewit Diversified Group, Inc., and 10% by David C. McCourt, the Chairman and Chief Executive Officer of the Company. LCI is a wholly owned subsidiary of PKS.

               As a result of the Distribution, there exist relationships that may lead to conflicts of interest. Level 3 Telecom effectively controls the Company, Commonwealth Telephone and Cable Michigan. In addition, the majority of the Company's named executive officers are also directors and/or executive officers of Commonwealth Telephone or Cable Michigan. See "Management." In particular, David C. McCourt, Chairman and Chief Executive Officer of the Company, also serves as a director and Chairman and Chief Executive Officer of Cable Michigan and as a director and Chairman and Chief Executive Officer of Commonwealth Telephone. Mr. McCourt expects to devote approximately 70% of his time to managing the affairs of the Company. In addition, Michael J. Mahoney, who has been President and Chief Operating Officer, as well as a director, of the Company since the Distribution, is also a director of Commonwealth Telephone. Mr. Mahoney expects to devote approximately 85-90% of his time to managing the affairs of the Company. The Company's other named executive officers expect to devote the following approximate portions of their time to managing the affairs of the Company: Mr. Godfrey (80%); Mr. Haverkate (75%) and Mr. Adams (100%). The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of Cable Michigan and/or Commonwealth Telephone. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

               In connection with the Distribution, Commonwealth Telephone has agreed to provide or cause to be provided to the Company and to Cable Michigan certain specified services for a transitional period after the Distribution. The fees for such services will be an allocated portion (based on relative usage) of the cost incurred by Commonwealth Telephone to provide such services to the Company, Cable Michigan and Commonwealth Telephone. Based on this allocation arrangement, the fee for such services to the Company would have been approximately $753,000 for 1996. See "Business--Relationship Among RCN, Commonwealth Telephone and Cable Michigan." The aforementioned arrangements were not the result of arm's length negotiation between unrelated parties as the Company and Commonwealth Telephone have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that the Company would not be able to obtain better terms from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of Commonwealth Telephone and Cable Michigan, which will be negotiated at arm's length.

Anti-Takeover Effects of Certain Statutory, Charter, Bylaw and Contractual Provisions

               Several provisions of the certificate of incorporation of RCN ("RCN Certificate of Incorporation") and the bylaws of RCN ("RCN Bylaws") and the Delaware General Corporation Law ("DGCL") could discourage potential acquisition proposals and could deter or delay unsolicited changes in control of the Company, including provisions of the RCN Certificate of Incorporation and the RCN Bylaws creating a classified Board of Directors, limiting the shareholders' powers to remove directors, and prohibiting the taking of action by written consent in lieu of a shareholders' meeting. In addition, the Company Board has the authority, without further action by the shareholders, to fix the rights and preference of and to issue preferred stock. The issuance of preferred stock could adversely affect the voting power of the owners of RCN Common Stock, including the loss of voting control to some.

               The Credit Agreement into which certain subsidiaries of the Company have entered includes as an event of default certain changes in control of the Company. The Indentures governing the Notes require the Company to purchase all of the Notes at a premium in the event of a change of control of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Certain of the Company's Agreements with MFS/WorldCom permit MFS/WorldCom to terminate those agreements on a change of control of RCN. BECO is entitled to purchase RCN's interest in their joint venture upon change of control of RCN. In addition, upon a change of control of RCN, Pepco Communications has the right to sell to RCN its interest, or to buy RCN's interest, in the joint venture between the parties. See "Business--Strategic Relationships."

               These provisions and others that could be adopted or entered into in the future could discourage unsolicited acquisition proposals or delay or prevent changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions could limit the ability of shareholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock" and "Certain Statutory, Charter and Bylaw Provisions."


                               USE OF PROCEEDS

               The Company will not receive any of the proceeds from the sale of the Shares being offered hereby.


                                TRADING MARKET

               The RCN Common Stock currently trades on the NASDAQ. The prices at which the RCN Common Stock trades will be determined by the marketplace and may be influenced by many factors, including, among others, quarter to quarter variations in the actual or anticipated financial results of the Company or other companies in the markets served by the Company. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many telecommunications stocks and that have often been unrelated or disproportionate to the operating performance of individual companies. These and other factors may adversely affect the market price of the RCN Common Stock.

               At March 25, 1998, 57,802,978 shares of RCN Common Stock were outstanding (when adjusted for the Stock Dividend). Except for (i) the registration rights agreement entered into in connection with the Acquisition with respect to 1,730,648 shares of RCN Common Stock and (ii) the Exchange Agreement entered into in connection with the Joint Venture with BECO and referred to in "Business--Strategic Relationships--BECO Joint Venture," the Company has not entered into any agreement or otherwise committed to register any shares of RCN Common Stock under the Securities Act for sale by security holders.


                                   DIVIDENDS

               The Company anticipates that future revenues will be used principally to support operations and finance growth of the business and, thus, the Company does not intend to pay cash dividends on the RCN Common Stock in the foreseeable future. The payment of any cash dividends in the future will be at the discretion of the Company Board. The declaration of any dividends and the amount thereof will depend on a number of factors, including the Company's financial condition, capital requirements, funds from operations, future business prospects and such other factors as the Company Board may deem relevant. The Company is a holding company and its ability to pay cash dividends is dependent on its ability to receive cash dividends, advances and other payments from its subsidiaries. The Credit Agreement into which certain subsidiaries of the Company have entered contains restrictions on the payment of dividends by those subsidiaries. The Company has entered into the Indentures which restrict the Company's and certain of its subsidiaries' ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of RCN."


                     MARKET PRICE AND DIVIDEND INFORMATION

               RCN Common Stock (symbol: RCNC) is admitted for trading on the NASDAQ.

               The following table sets forth the high and low sales prices per share of the RCN Common Stock on NASDAQ.

                                         RCN Common Stock(1)
                                   ---------------------------------
                                      Market Price          Cash
                                   -----------------       Dividends
                                     High         Low      Declared
                                   --------     --------   ---------
1997
  Quarter ending September 30(2)   $ 31 3/4     $ 26 3/4      $ 0
  Quarter ending December 31(3)      43 1/4       25            0

---------------
(1) Since RCN Common Stock was distributed on September 30, 1997 to holders of record of C-TEC Common Stock on September 19, 1997, market price and dividend information have only been set forth for the quarters ending September 30, 1997 and December 31, 1997.

(2) The prices reflect the partial period between September 19, 1997 through September 30, 1997. There was no market for RCN Common Stock prior to this period.

(3) Reflects RCN Common Stock information.


               The last reported sale price per share of RCN Common Stock on March 25, 1998, the last practicable date prior to the filing of this Prospectus, was $50(5)/(8):

               On March 25, 1998, the last practicable date prior to the filing of this Prospectus, there were approximately 2,775 holders of RCN Common Stock, no holders of Company Class B Stock and no holders of Company Preferred Stock.


           UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

               Prior to September 30, 1997, the Company was operated as part of C-TEC. The following Unaudited Pro Forma Consolidated Statement of Operations sets forth the historical statements of operations of the Company for the years ended December 31, 1997 and 1996 and as adjusted for the Distribution, the issuance of the 1997 Notes, the Acquisition and the issuance of the 1998 Notes, and the related transactions and events described in the notes thereto, as if such transactions and events had been consummated on the first day of the respective periods. The following Unaudited Pro Forma Consolidated Balance Sheet sets forth the historical balance sheet of the Company as of December 31, 1997, and as adjusted for the transactions and events described in the notes thereto as if such transactions and events had been consummated on December 31, 1997.

               Management believes that the assumptions used provide a reasonable basis on which to present such Unaudited Pro Forma Condensed Consolidated Financial Statements. The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the historical Financial Statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Unaudited Pro Forma Consolidated Financial Statements are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had the Distribution and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.


                              RCN CORPORATION
         UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                       Year ended December 31, 1996
      ($ in thousands, except per share amounts and number of shares)



                                                                                            Liberty/           Adjustments
                                       Adjustments        Pro Forma      Adjustments         Freedom          for Issuance
                            RCN            for               for        for Liberty/      Acquisitions         of the 1997
                         Historical    Distribution      Distribution      Freedom         Adjustments            Notes
                         ----------    ------------      ------------   ------------      ------------        ------------
Sales................    $ 104,910                         $ 104,910     $  5,206 (1)
Cost and expenses,
 excluding depreciation
 and amortization....       79,107                            79,107        7,463 (1)
Depreciation and
  amortization.......       38,881                            38,881        5,644 (2)      $  5,000 (3)
                         ---------     --------            ---------     --------          --------          ---------
Operating (loss).....      (13,078)                          (13,078)      (7,901)           (5,000)
Interest income......       25,602     $(15,127)(4)           10,475            5 (5)
Interest expense.....      (16,046)      (7,461)(6)           (8,380)        (737)(5)                        $ (63,438)(7)
                                         15,127 (8)

Other (expense), net.         (546)                             (546)
                         ---------     --------            ---------     --------          --------          ---------
(Loss) before income
 taxes...............       (4,068)      (7,461)             (11,529)      (8,633)           (5,000)           (63,438)
(Benefit) provision
 for income taxes....          979       (2,611)(9)           (1,632)      (2,420)(10)       (1,400)(10)       (22,203)(7)
                         ---------     --------            ---------     --------          --------          ---------
(Loss) before minority
 interest and equity
 in unconsolidated
 entities............       (5,047)      (4,850)              (9,897)      (6,213)           (3,600)           (41,235)
Equity in (loss) of
 unconsolidated
 entities............       (2,282)                           (2,282)
                         ---------     --------            ---------     --------          --------          ---------
(Loss) before
 extraordinary charge
 and minority
 interest in loss of
 consolidated
 entities............    $  (7,329)    $ (4,850)           $ (12,179)    $ (6,213)         $(3,600)          $ (41,235)
                         =========     ========            =========     ========          ========          =========
Unaudited pro forma
 (loss) before
 extraordinary charge
 and minority
 interest per common
 share...............      $  (.13)                         $   (.22)
Weighted average number
 of common shares and
 common stock
 equivalents
 outstanding.........   54,918,394                        54,918,394



                                                                    Adjustments
                                               Acquisition         for Issuance
                                 Erols         Adjustments          of the 1998
                             Historical(11)     for Erols              Notes          Pro Forma
                             --------------    -----------         ------------      -----------
Sales................        $  10,949         $ (6,760)(12)                          $ 114,305
Cost and expenses,
 excluding depreciation
 and amortization....           23,797          (14,692)(12)                             95,675
Depreciation and
  amortization.......            2,014           12,548 (13)                             64,087
                             ---------         --------              ---------        ---------
Operating (loss).....          (14,862)          (4,616)                                (45,457)
Interest income......               10               (6)                                 10,484
Interest expense.....             (161)              99              $ (34,958)(15)    (107,575)


Other (expense), net.           (1,628)           1,628                                    (546)
                             ---------         --------              ---------        ---------
(Loss) before income
 taxes...............          (16,641)          (2,895)               (34,958)        (143,094)
(Benefit) provision
 for income taxes....                            (8,532)(14)           (12,235)(15)     (48,422)
                             ---------         --------              ---------        ---------
(Loss) before minority
 interest and equity
 in unconsolidated
 entities............          (16,641)           5,637                (22,723)         (94,672)
Equity in (loss) of
 unconsolidated
 entities............                            (9,435)(12)                            (11,717)
                             ---------         --------              ---------        ---------
(Loss) before
 extraordinary charge
 and minority
 interest in loss of
 consolidated
 entities............         $(16,641)        $ (3,798)             $ (22,723)       $(106,389)
                             =========         ========              =========        =========
Unaudited pro forma
 (loss) before
 extraordinary charge
 and minority
 interest per common
 share...............                                                                $   (1.88)
Weighted average number
 of common shares and
 common stock
 equivalents
 outstanding.........                         1,730,648 (21)                        56,649,042

      See Notes to Unaudited Pro Forma Consolidated Financial Statements




                                RCN CORPORATION
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                         Year ended December 31, 1997
        ($ in thousands, except per share amounts and number of shares)

                                                                                     Liberty/              Adjustments
                                                   Adjustments       Pro Forma        Freedom             for Issuance
                                     RCN               for              for        Acquisitions            of the 1997
                                 Historical       Distribution     Distribution     Adjustments               Notes
                                -----------       ------------     ------------    ------------           ------------
Sales.........................     $127,297                            $127,297
Cost and expenses, excluding
  depreciation and
  amortization................      134,967                             134,967
Nonrecurring charges..........       10,000                              10,000
Depreciation and amortization.       53,205                              53,205          $1,250 (3)
                                   --------            --------        --------         -------               --------
Operating (loss)..............      (70,875)                            (70,875)         (1,250)
Interest income...............       22,824            $(8,686)(4)       14,138
Interest expense..............      (25,602)            (5,654)(6)      (20,796)                              $(50,221)(7)
                                                        10,460 (8)
Other (expense) income, net...          131                                 131
                                   --------            --------        --------         -------               --------
(Loss) before income taxes....      (73,522)            (3,880)         (77,402)         (1,250)               (50,221)
(Benefit) for income taxes....      (20,849)            (1,358)(9)      (22,207)           (437)(10)           (17,577)(7)
                                   --------            --------        --------         -------               --------
(Loss) before equity in
 unconsolidated entities
 and minority interest........      (52,673)            (2,522)         (55,195)           (813)               (32,644)
Equity in (loss) of
unconsolidated entities.......       (3,804)                             (3,804)
                                   --------            --------        --------         -------               --------
Income (loss) before
 extraordinary charge and
 minority interest in loss of
 consolidated entities.........    $(56,477)           $(2,522)        $(58,999)        $  (813)              $(32,644)
                                   ========            ========        ========         =======               ========
Unaudited pro forma (loss)
 before extraordinary charge
 and minority interest per
 common share.................     $  (1.03)                           $  (1.07)
Weighted average number of
 common shares and
 common stock equivalents
 outstanding..................   54,965,716                          54,965,716

    See Notes to Unaudited Pro Forma Consolidated Financial Statements


                                                                              Adjustments
                                                       Acquisition           for Issuance
                                          Erols        Adjustments            of the 1998
                                     Historical(11)     for Erols                Notes               Pro Forma
                                     --------------    -----------           -------------         -------------
Sales.........................              $36,528       $(22,552)(12)                               $141,273
Cost and expenses, excluding
  depreciation and
  amortization................               49,829        (30,764)(12)                                154,032
Nonrecurring charges..........                                                                          10,000
Depreciation and amortization.                6,360          8,356 (13)                                 69,171
                                           --------        -------               --------            ---------
Operating (loss)..............              (19,661)          (144)                                    (91,930)
Interest income...............                                                                          14,138
Interest expense..............                 (162)           100               $(34,958)(15)        (106,037)

Other (expense) income, net...                  (49)
                                           --------        -------               --------            ---------
(Loss) before income taxes....              (19,872)           (44)               (34,958)            (183,747)
(Benefit) for income taxes....                             (10,051)(14)           (12,235)(15)         (62,507)
                                           --------        -------               --------            ---------
(Loss) before equity in
 unconsolidated entities
 and minority interest........              (19,872)        10,007                (22,723)            (121,240)
Equity in (loss) of
unconsolidated entities.......                             (14,144)(12)                                (17,948)
                                           --------        -------               --------            ---------
Income (loss) before
 extraordinary charge and
 minority interest in loss of
 consolidated entities.........           $ (19,872)       $(4,137)            $  (22,723)           $(139,188)
                                          =========        =======             ==========            =========
Unaudited pro forma (loss)
 before extraordinary charge
 and minority interest per
 common share.................                                                                       $   (2.46)
Weighted average number of
 common shares and common
 stock equivalents
 outstanding..................                           1,730,648(21)                              56,696,364

      See Notes to Unaudited Pro Forma Consolidated Financial Statements


                                       RCN CORPORATION
                       UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                                      December 31, 1997
                                       ($ in thousands)




                                                                    Adjustments         Adjustments
                                                        Erols           for             for Issuance
                                       RCN            Historical    Acquisition              of
                                    Historical           (11)         of Erols         the 1998 Notes        Pro forma
                                    ----------        ----------    -----------        --------------       -----------
ASSETS
Current Assets
 Cash and temporary cash
   investments..................    $  222,910         $     104      $ (35,000)(16)       $  344,587(20)    $  532,601
 Short term investments.........       415,603                                                                  415,603
 Accounts receivable from
   related parties..............         9,829                                                                    9,829
 Accounts receivable, net of
   reserve for doubtful
   accounts.....................        17,815               544                                                 18,359
 Unbilled revenues..............         1,695                                                                    1,695
 Material and supply
   inventory, at average cost...         2,745                                                                    2,745
 Prepayments and other..........         5,314               390                                                  5,704
 Investments restricted for
   debt service.................        22,500               150                                                 22,650
 Deferred income taxes..........         4,821                                                                    4,821
                                    ----------         ---------      ---------            ----------        ----------
Total current assets............       703,232             1,188        (35,000)              344,587         1,014,007
                                    ----------         ---------      ---------            ----------        ----------
Property, plant and equipment...       307,759            26,232                                                333,991
Accumulated depreciation........       107,419             8,391         (8,391)(17)                            107,419
                                     ---------         ---------      ---------            ----------        ----------
 Net property, plant and
   equipment....................       200,340            17,841          8,391                                 226,572
Investments.....................        70,424                           58,951 (18)                            129,375
Investments restricted for debt
 service........................        39,411               743                                                 40,154
Intangible assets, net..........        96,547                           53,026 (17)                            149,573
Deferred charges and other
 assets..........................       41,038               396                                6,000(20)       $47,434
                                    ----------         ---------      ---------            ----------        ----------
Total Assets....................    $1,150,992         $  20,168      $  85,368            $  350,587        $1,607,115
                                    ==========         =========      =========            ==========        ==========


                                                                     Adjustments             Adjustments
                                                          Erols          for                for Issuance
                                          RCN          Historical    Acquisition                 of
                                       Historical         (11)         of Erols            the 1998 Notes           Pro forma
                                       ----------      ----------    -----------           --------------           ---------
LIABILITIES AND
SHAREHOLDERS' EQUITY
Current Liabilities
 Accounts payable to related
   parties..........................       $3,748                                                               $    3,748
 Accounts payable...................       24,835        $  8,651                                                   33,486
 Advance billings and customer
   deposits.........................        7,318          25,583       $(15,795)(18)                               17,106
 Accrued interest...................        5,549                                                                    5,549
 Accrued contract settlements.......        3,126                                                                    3,126
 Accrued cable programming
   expense..........................        3,498                                                                    3,498
 Accrued expenses and other.........       21,631           1,470           (100)(16)                               23,001
 Current maturities of debt.........                        2,167           (700)(16)                                1,467
                                       ----------        --------       --------              ----------        ----------
Total current liabilities...........       69,705          37,871        (16,595)                                   90,981
                                       ----------        --------       --------              ----------        ----------
Long-term debt......................      686,103           6,852         (5,000)(16)         $  350,587(20)     1,038,542
Deferred income taxes...............       19,612                         28,000 (17)                               47,612
Other deferred credits..............        2,596           9,107         (5,499)(18)                                6,204
Minority interest...................       16,392                                                                   16,392
Commitments and contingencies
Common shareholders' equity.........      356,584         (33,662)        84,462 (19)                              407,384
                                       ----------        --------       --------              ----------        ----------
Total liabilities and shareholders'
 equity.............................   $1,150,992        $ 20,168       $ 85,368              $  350,587        $1,607,115
                                       ==========        ========       ========              ==========        ==========

    See Notes to Unaudited Pro Forma Consolidated Financial Statements


                              RCN CORPORATION
      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                          (dollars in thousands)

               The Unaudited Pro Forma Consolidated Statements of Operations and Balance Sheet of RCN assume that the Company was an autonomous entity rather than a wholly owned subsidiary of C-TEC for the periods shown. The Pro Forma adjustments, as described below, are keyed to the corresponding amounts shown in the relevant statement. All amounts regarding shares and per share data of RCN Common Stock have been adjusted to reflect the Stock Dividend.

              (1) Adjustment to reflect revenues of $1,330 and expenses of $2,598 of Liberty Cable Television, Inc. ("Liberty Cable") and affiliates for the period January 1996 to March 1996 and revenue of $3,876 and expenses of $4,865 of Freedom for the period March 1996 to August 1996 to present information as if the acquisition of Freedom had occurred at the beginning of 1996. See Note 4 to the Consolidated Financial Statements.

              (2) Adjustment to reflect depreciation and amortization of Liberty Cable and Freedom for the period as if the acquisition of Freedom had occurred at the beginning of 1996 and to reflect the increase in depreciation and amortization applicable as a result of the allocation of the purchase price paid on the basis of the fair value of assets acquired and liabilities assumed.

              (3) Adjustment to reflect the additional depreciation and amortization of $5,000 in 1996 and $1,250 in 1997 resulting from the acquisition of the minority interest of Freedom in March 1997 and to present the information as if the acquisition of the minority interest of Freedom had occurred at the beginning of 1996.

              (4) Adjustment to eliminate interest income of $8,686 for the year ended December 31, 1997 and $15,127 for the year ended December 31, 1996, net of income taxes of $(3,040) for the year ended December 31, 1997 and $(5,294) for the year ended December 31, 1996, on outstanding intercompany notes payable owed to the Company of which $110,000 was repaid and the remaining balance was treated as capital contributions from the Company to the borrower.

              (5) Adjustment to reflect interest expense and income of Liberty Cable and Freedom as if the acquisition of Freedom occurred at the beginning of 1996.

              (6) Adjustment to reflect interest expense and amortization of debt issuance costs of $5,654 for the year ended December 31, 1997 and $7,461 for the year ended December 31, 1996, net of income taxes of $(1,979) for the year ended December 31, 1997 and $(2,611) for the year ended December 31, 1996, on new third party debt of $110,000 which was incurred.

              (7) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 1997 Notes aggregating $50,221 for the year ended December 31, 1997 and $63,438 for the year ended December 31, 1996, net of income taxes of $17,577 for the year ended December 31, 1997 and $22,203 for the year ended December 31, 1996.

              (8) Adjustment to eliminate interest expense and amortization of debt issuance costs of $10,460 for the year ended December 31, 1997 and $15,127 for the year ended December 31, 1996 and related income taxes of $3,661 for the year ended December 31, 1997 and $5,294 for the year ended December
31, 1996 on existing outstanding third party debt that was repaid and on outstanding intercompany notes payable owned by the Company which were treated as capital contributions to the Company from the borrower.

                                 RCN CORPORATION
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

              (9) Income tax effects for the distribution adjustments are summarized as follows:

                                                    Year Ended    Year Ended
                                                    December 31,  December 31,
                                                        1996         1997
                                                     -----------  ------------
                                                        Benefit (provision)
Elimination of interest expense and amortization
 of debt issuance costs on existing
 outstanding third party debt (see Note 8)........   $ 5,294        $ 3,661
Incurrence of interest expense and amortization of
 debt issuance costs on new third
 party debt (see Note 6)..........................    (2,611)        (1,979)
Elimination of interest income on outstanding
 intercompany notes (see Note 4)..................    (5,294)        (3,040)
                                                     -------        --------
 Total............................................   $(2,611)       $(1,358)
                                                     =======        ========

             (10) Adjustments to income taxes for the acquisition are summarized as follows:

                                                     Year Ended   Year Ended
                                                     December 31, December 31,
                                                         1996         1997
                                                     -----------  ------------
Losses of Liberty Cable and Freedom for
 period January 1996 to August 1996...........       $(1,757)       $    --
Additional depreciation and amortization
 (see Note 2).................................          (663)            --
Additional depreciation and amortization
 of acquisition in 1997 of 19.9% minority
 interest in March 1997 (see Note 3)..........        (1,400)           (437)
                                                     -------        --------
 Total........................................       $(3,820)       $   (437)
                                                     =======        ========


             (11) In February 1998, the Company completed the acquisition of Erols, Washington, D.C.'s largest Internet service provider, for $29,200 in cash and 1,730,648 newly issued shares of RCN common stock plus the assumption and repayment of $5,800 of debt (including payment of accrued interest). Additionally, the Company is converting approximately 998,719 stock options for Erols common stock into options to purchase 699,104 shares of RCN Common Stock at an average exercise price of $3.424 per share. The Company accounted for this transaction under the purchase method of accounting and accordingly, the financial statements of Erols are not consolidated with the Company's historical financial statements as of and for the years ended December 31, 1997 and 1996. The financial information of Erols was provided by Erols.

             (12) Such adjustments include a pro forma allocation of historical operating results of Erols to the joint venture with PEPCO (see
Note 18) based upon the relationship of the number of subscribers expected to be contributed to the joint venture to the total number of subscribers acquired in the merger. The Company's share of such operating results, including the depreciation and amortization effects of the allocation of a portion of the total purchase price to the joint venture, representing the assumed value of the subscribers to be contributed to the joint venture, are included in the adjustment for "equity in the loss of unconsolidated entities."

             (13) Such adjustment reflects the increase in depreciation and amortization for the effect of the fair value adjustment of the net assets of Erols acquired. See Note 17. Amortization of such excess over a five year period has been assumed, although a shorter life may result based on the study discussed in Note 17. Also, as discussed in Note 17, a portion of the excess may be allocated to certain in-process research and development projects. To the extent amounts are allocated to certain in-process research and development projects, pro forma amortization expense would be ratably reduced.

                                 RCN CORPORATION
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

             (14) Adjustment to reflect the tax effect of the pro forma adjustments, including the tax effect of the historical results of operations of Erols.

             (15) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 1998 Notes aggregating $34,958 and $34,958 for the years ended December 31, 1997 and 1996, respectively, net of income taxes of $12,235 and $12,235 for the years ended December 31, 1997 and 1996, respectively.

             (16) Adjustment to reflect $29,200 cash portion of the consideration for the merger and $5,800 of debt (including accrued interest) of Erols outstanding at December 31, 1997 which the Company repaid at closing.

             (17) The Company allocated the purchase price for Erols (see Note
11) on the basis of the fair market value of the assets acquired and liabilities assumed. The Company expects to undertake a study to determine such fair market values, including in-process research and development. Such fair market values may differ from the allocations assumed in the pro forma financial statements. The impact on deferred tax balances was included in the above-referenced fair value adjustments. Erols' historical property, plant and equipment has been adjusted to its estimated fair value based upon its depreciated cost. The remaining excess of consideration over the historical book value of Erols net assets acquired has been preliminarily allocated to subscriber base, goodwill and other intangible assets. Additionally, to the extent that a portion of the purchase price is allocated to in-process research and development, a charge, which may be material, would be recognized in the period in which the RCN/Erols merger occurred and ratably reduce the amounts preliminarily allocated to subscriber base, goodwill and other intangible assets.

             (18) A subsidiary of the Company is a party to a joint venture with a subsidiary of PEPCO, to provide the greater Washington, D.C. area residents and businesses local and long-distance telephone, cable television, and Internet services as a package from a single source. As a result of this joint venture, the Company expects to contribute to the joint venture the subscribers acquired in the merger with Erols which are located in the relevant joint venture market. The joint venture partners of Starpower are currently negotiating the terms of such contribution. The value of such contribution for accounting purposes is estimated to be approximately $58,951. The joint venture is accounted for under the equity method of accounting. As a result, the Company's contribution is reflected as an increase in "Investments." Additionally, the Company will allocate the liability for the unearned revenue related to the subscribers contributed to Starpower.

             (19) Adjustment to reflect the elimination of Erols' deficit and the issuance of 1,730,648 shares of RCN stock as a portion of the consideration for the merger. See Note 11.

             (20) Adjustment to reflect the issuance in February 1998 of $350,587 of 1998 Notes. The debt issuance costs of $6,000 are included in "deferred charges and other assets" and are amortized over the term of the 1998 Notes.

             (21) Represents adjustment for shares to be issued in connection with the acquisition of Erols. See Note 11.


                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

               Prior to September 30, 1997, the Company and the RCN Businesses were operated as part of C-TEC. The table below sets forth selected historical consolidated financial data for the Company. The historical consolidated financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

               The selected historical consolidated financial data for the year ended December 31, 1994 and 1993 and as of December 31, 1995, 1994 and 1993 are derived from the Company's unaudited historical consolidated financial statements not included in this Prospectus. The selected historical consolidated financial data of the Company for the years ended December 31, 1997, 1996 and 1995 and as of December 31, 1997 and 1996 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements" and the Financial Statements.

                                                                               Year Ended December 31,
                                                        -------------------------------------------------------------------
                                                           1993          1994          1995          1996           1997
                                                        ---------     ---------     ---------     ---------       ---------
                                                                               (dollars in thousands)
Statement of Operations Data:
Sales...............................................      $49,504       $59,500       $91,997      $104,910        $127,297
Costs and expenses, excluding depreciation and
 amortization.......................................       30,821        49,747        75,003        79,107         134,967
Nonrecurring charges(1).............................           --            --            --            --          10,000
Depreciation and amortization.......................        9,922         9,803        22,336        38,881          53,205
                                                        ---------     ---------     ---------     ---------      ----------
Operating (loss)....................................        8,761           (50)       (5,342)      (13,078)        (70,875)
Interest income.....................................       17,882        21,547        29,001        25,602          22,824
Interest expense....................................      (17,127)      (16,669)      (16,517)      (16,046)        (25,602)
Other income (expense), net.........................        1,195         1,343          (304)         (546)            131
(Benefit) provision for income taxes................          167         2,340         1,119           979         (20,849)
Equity in loss of unconsolidated entities...........           --            --        (3,461)       (2,282)         (3,804)
Minority interest in (income) loss of consolidated
 entities...........................................          (85)          (95)         (144)        1,340           7,296
Extraordinary charge--debt prepayment penalty, net
 of tax of $1,728...................................           --            --            --            --          (3,210)
Cumulative effect of changes in  accounting
 principles.........................................        1,628           (83)           --            --              --
                                                        ---------     ---------     ---------     ---------      ----------
Net (loss) income...................................    $  12,087     $   3,653     $   2,114     $  (5,989)     $  (52,391)
                                                        =========     =========     =========     =========      ==========
Ratio of earnings to fixed charges(2)...............        10.11x         1.36x         1.41x         0.75x            --

Balance Sheet Data (at end of period):
Total assets........................................    $ 291,634     $ 568,586     $ 649,610     $ 628,085      $1,150,992
Long-term debt......................................      181,500       154,000       135,250       131,250         686,103
Shareholders' equity................................       74,329       372,847       394,069       390,765         356,584

---------------
(1) Nonrecurring charges of $10,000 represent costs incurred with respect to the termination of a marketing services agreement related to the Company's wireless video services.

(2) The deficiency of earnings to fixed charges is based on income from continuing operations and has been computed on a total enterprise basis. Earnings represent income before income taxes, and fixed charges. Fixed charges consist of interest expense and debt amortization costs. For the year ended December 31, 1997, the Company's earnings were insufficient to cover fixed charges by $73.5 million.


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               (Dollars in thousands, except per share data)

               Certain statements contained in this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements include, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company, the Company's intention to connect certain wireless video resale telephone and Internet service customers to its advanced fiber optic networks, the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital and effects of regulatory reform and competitive and technological developments. No assurance can be given that the future results covered by the forward looking statements will be achieved. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

               The following discussion should be read in conjunction with the Company's historical Consolidated Financial Statements and Notes thereto:

General

               The Company is developing networks that are capable of providing a full range of high speed, high capacity telecommunications services, including voice, video programming and data services including Internet access. The Company intends to provide these services individually or in bundled service packages primarily to residential customers in high-density areas and also seeks to serve certain commercial accounts on or near its networks. In 1997, the Company commenced providing service through advanced fiber optic network facilities in New York City and Boston. The Company also has hybrid fiber/coaxial cable television operations in New York (outside New York City), New Jersey and Pennsylvania ("Hybrid Fiber/Coaxial"), wireless video operations in New York City ("Wireless Video"), and certain other operations, including long distance telephone (collectively, "Other Operations"). The Company has historically managed its business along these lines and the discussion which follows addresses those lines accordingly.

               Financial results related to advanced fiber optic networks and from provision of Internet services are currently included in the "Advanced Fiber, Wireless Video and Other Operating" segment data. The Company may present separate segment information with respect to the advanced fiber optic networks and Internet business in future periods in connection with the Company's adoption of Statement of Financial Accounting Standards No. 131 -- "Disclosure about Segments of an Enterprise and Related Information." The Company expects that the operating and net losses and negative cash flows from its advanced fiber optic network business will rise in the future as it expands and develops its network and customer base. There can be no assurance that RCN will achieve or sustain profitability or positive cash flows from operating activities in the future as it develops its advanced fiber optic network.

               The negative operating cash flow from the Company's advanced fiber optic network business has resulted primarily from expenditures associated with the development of the Company's operational infrastructure and marketing expenses. The Company expects it will continue to experience negative operating cash flow while it continues to invest in its networks and until such time as revenue growth is sufficient to fund operating expenses. The Company expects to achieve positive operating margins over time by (i) increasing the number of customers it serves, (ii) increasing the number of connections per customer by cross marketing its services and promoting bundled service options and therefore increasing the revenue per customer, (iii) lowering the costs associated with new subscriber additions and (iv) reducing the cost of providing services by capturing economies of scale. The Company expects its operating revenues will increase in 1998 through internal growth of its current advanced fiber optic networks; however, the Company also expects negative operating cash flow will increase for some period of time as the Company initiates network development in Washington, D.C. and expands its current networks. When the Company makes its initial investment in a new market, the operating losses typically increase as the network and sales force are expanded to facilitate growth. The Company's ability to generate positive cash flow in the future will depend on the extent of capital expenditures in current and additional markets, the ability of the joint ventures to generate revenues and cash flow, competition in the Company's markets and any potential adverse regulatory developments. The Company will be dependent on various financing sources to fund its growth as well as continued losses from operations. There can be no assurance that such funding will be available, or available on terms acceptable to the Company. See "--Liquidity and Capital Resources."

               The terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. The Company's debt agreements allow subsidiaries and joint ventures to incur indebtedness for network buildout costs, which indebtedness may contain limitations on the subsidiaries' and the joint venture's ability to pay dividends and distributions to the Company. Although the joint ventures have not had a significant impact on the Company's cash flows in the periods presented, cash flows available to the Company in future periods will be affected by the extent to which operations are conducted through joint ventures. Due to the degree of control that the Company has in the joint ventures, RCN accounts for the BECO joint venture on a consolidated basis and Starpower under the equity method of accounting.

               Prior to September 30, 1997, the Company was operated as part of C-TEC. On September 30, 1997, C-TEC distributed 100% of the outstanding shares of common stock of its wholly owned subsidiaries, RCN and Cable Michigan to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan (the "Distribution Agreement"). RCN consists primarily of C-TEC's bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable. Commonwealth Telephone, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships between the three companies, including a distribution agreement and a tax-sharing agreement. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

               Certain of the Company's businesses were acquired by C-TEC and transferred to the Company in connection with the Distribution. On August 30, 1996, a subsidiary of C-TEC acquired an 80.1% interest in Freedom and all related rights and liabilities from Level 3 Telecom. Freedom held the wireless cable television business of Liberty Cable. The Company acquired the remaining minority interest in Freedom in March 1997. The acquisition was accounted for as a purchase and is reflected in the Company's consolidated financial statements since September 1996. On May 15, 1995, C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC ("RCN Cable"), acquired 40% of the outstanding common stock of Twin County. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of the Company. As of May 15, 1995, the Company also assumed management of Twin County. As a result, the Company had control of Twin County and accordingly has fully consolidated Twin County in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995. Goodwill relating to this acquisition is being amortized over a period of approximately 10 years. In January 1995, RCN International Holdings, Inc. (formerly C-TEC International, Inc.), a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable, the second largest cable television provider in Mexico. The Company accounts for its investment by the equity method of accounting and is amortizing the original excess cost over the underlying equity in the net assets on a straight-line basis over 15 years.

Results of Operations

               Selected segment data was as follows for the years ended December 31, 1997, 1996 and 1995:

                                                                        Year ended December 31,
                                                                    -----------------------------------
                                                                      1997          1996         1995
                                                                    --------      --------     --------
                                                                             (in thousands)
Sales
Hybrid Fiber/Coaxial.........................................        $92,000       $84,096      $66,404
Advanced Fiber, Wireless Video and Other Operating...........         35,111        20,768       25,528
Corporate....................................................             86            46           65
                                                                    --------      --------     --------
 Total.......................................................       $127,297      $104,910     $ 91,997
                                                                    ========      ========     ========

               Operating Income Before Depreciation and Amortization and Nonrecurring Charge:

                                                                         Year ended December 31,
                                                                    -----------------------------------
                                                                      1997           1996        1995
                                                                    --------      --------     --------
                                                                              (in thousands)
Sales
Hybrid Fiber/Coaxial.........................................       $ 39,767      $ 40,094      $ 28,458
Advanced Fiber, Wireless Video and Other Operating...........        (39,882)      (11,711)       (8,416)
Corporate....................................................         (7,555)       (2,580)       (3,048)
                                                                    --------      --------      --------
 Total.......................................................       $ (7,670)     $ 25,803      $ 16,994
                                                                    ========      ========      ========

               Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

               For the year ended December 31, 1997, operating income before depreciation and amortization and nonrecurring charge was ($7,670) as compared to $25,803 for the year ended December 31, 1996. Sales increased 21.3% to $127,297 for the year ended December 31, 1997 from $104,910 for the same period in 1996.

               Sales. Sales are primarily comprised of subscription fees for basic, premium and pay per view cable television services; local telephone service fees consisting primarily of monthly line charges, local toll and special features; long distance telephone service fees based on minutes of traffic and tariffed rates or contracted fees; and Internet access fees billed at contracted rates. For the year ended December 31, 1997, sales were $127,297, an increase of $22,387 due to higher Hybrid Fiber/Coaxial sales of $8,004 and higher Advanced Fiber, Wireless Video and Other Operating sales of $14,343. The increase in Hybrid Fiber/Coaxial sales principally results from higher basic service revenue resulting from approximately 4,850 additional average monthly subscribers over 1996, the effects of a rate increase in the first quarter of 1997 and cash incentives related to the launch of certain new channels. Advanced Fiber, Wireless Video and Other Operating sales increased primarily due to the acquisition of Freedom in August 1996 (the "Freedom Acquisition"), which resulted in higher basic and premium video revenue. Additionally, higher voice revenue of approximately $3,200 resulted from higher advanced fiber optic voice connections and higher resold voice connections. The increase in Advanced Fiber, Wireless Video and Other Operating sales also includes increases of approximately $3,300 related to the long distance business.

               Costs and Expenses Excluding Depreciation and Amortization and Nonrecurring Charges. Costs and expenses, excluding depreciation and amortization and nonrecurring charges, are comprised of direct costs of providing services, primarily cable programming and franchise costs, network access fees, video transmission licensing fees, salaries and benefits, and customer service costs; sales and marketing costs; and general and administrative expenses. For the year ended December 31, 1997, costs and expenses, excluding depreciation, amortization, and nonrecurring charges, were $134,967, an increase of $55,860 or 70.6% as compared to 1996. The increase is primarily attributable to higher Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, of approximately $42,500, resulting principally from the Freedom Acquisition in August 1996 and expansion of the business in the Boston and New York City markets. The most significant increases occurred in personnel and related costs, due to increased headcount primarily in operations, marketing and customer service to support the expansion of the business, origination and programming cost associated with an increase in video connections, and advertising expenses of approximately $9,000 associated with a high visibility campaign. The long distance business contributed approximately $6,100 of the remaining increase in Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization. Hybrid Fiber/Coaxial costs and expenses, excluding depreciation and amortization, increased approximately $8,300 primarily due to higher basic programming costs resulting from higher rates, additional channels and subscriber increases. Additionally, in connection with the Distribution (see Note 1 to the Consolidated Financial Statements), C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of RCN no longer accrued benefits under the defined benefit pension plan, but became fully vested in their benefit accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 to a separate plan for employees who no longer accrue benefits after December 31, 1996 (the "curtailed plan"). The underlying liabilities were also allocated. The allocation of assets and liabilities resulted in a curtailment/settlement gain attributable to Hybrid Fiber/Coaxial cable operations of approximately $1,500. Such gain did not recur in 1997. The remaining increase in costs and expenses, excluding depreciation and amortization, of approximately $5,000 is primarily due to costs associated with the spin-off of the Company from C-TEC.

               Depreciation and Amortization. Depreciation and amortization is comprised principally of depreciation relating to the Company's Hybrid Fiber/Coaxial facilities, advanced fiber and wireless video network and amortization of subscriber lists, building access rights and goodwill. Depreciation and amortization increased $14,324, or 36.8% to $53,205 for the year ended December 31, 1997 as compared to $38,881 for 1996. The increase is principally due to the additional depreciation and amortization resulting from the Freedom Acquisition and depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

               In future periods, depreciation and amortization are expected to exceed amounts recorded in 1997 due to depreciation with respect to the Company's advanced fiber optic networks in New York City and Boston and due to depreciation and amortization with respect to the Company's acquisitions in February 1998 of Erols and Ultranet. See Note 19 to the Consolidated Financial Statements.

               Nonrecurring Charges. Nonrecurring charges of $10,000 represent costs incurred with respect to the termination of a marketing services agreement held by Freedom.

               Interest Income. For the year ended December 31, 1997, interest income was $22,824, a decrease of $2,778, or 10.9% primarily due to lower average cash balances and lower average notes receivable with related parties. Average cash balances decreased principally as a result of the Freedom Acquisition in August 1996 (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom) and capital expenditures, partially offset by the proceeds of the Company's high yield debt offering in October 1997. See Note 10 to the Consolidated Financial Statements.

               Interest Expense. For the year ended December 31, 1997, interest expense was $25,602, an increase of $9,556, or 59.6% primarily due to interest expense on the Company's $225,000 of 10% Senior Notes and $601,045 aggregate principal amount at maturity of 11 1/8% Senior Discount Notes placed in October 1997. See Note 10 to the Consolidated Financial Statements. This was partially offset by lower interest expense resulting from the required principal payment of $18,750 on 9.65% Senior Secured Notes in December 1996. Additionally, the Company paid $922 to Level 3 Telecom in 1996 in connection with the Company's August 1996 acquisition of Level 3 Telecom's 80.1% interest in Freedom. This portion of the consideration represents an amount to compensate Level 3 Telecom for forgone interest on the amount which it had invested in Freedom.

               Income Tax. Benefit for income taxes increased $21,828 primarily due to the increase of $65,020 in loss before taxes. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

               Minority Interest. Minority interest in the loss of consolidated entities increased $5,956 primarily as a result of the minority share of the losses of the BECO joint venture (see Note 7 to the Consolidated Financial Statements), which began operations in June 1997. Additionally, the minority share of the losses of Freedom from January 1 through March 21, at which time the Company acquired the remaining 19.9% ownership interest, was $966.

               Equity in Loss of Unconsolidated Entities. The Company's equity in the (loss) of unconsolidated entities was ($3,804) in 1997 and ($2,282) in 1996, and is comprised principally of the Company's share of the operating results of Megacable. In January 1995, the Company purchased a forty percent equity position in Megacable, a Mexican cable television provider, for cash of $84,115. The Company is exposed to foreign currency translation adjustments resulting from translation into U.S. dollars of the financial statements of Megacable, which through December 1996 utilized the peso as the local and functional currency. Such adjustments have historically been included as a separate component of shareholders' equity. Effective January 1, 1997, since the three year cumulative rate of inflation at December 31, 1996 exceeded 100% , Mexico is being treated for accounting purposes under Statement of Financial Accounting Standards No. 52 -- "Foreign Currency Translation" as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. The Company is also exposed to foreign currency transaction losses resulting from transactions of Megacable which are made in currencies different from its own. The Company's proportionate share of transaction gains (losses) are included in income as they occur. The Company does not hedge its foreign currency exchange risk and it is not possible to determine what effect future currency fluctuations will have on the Company's operating results. Exchange gains (losses) of ($12), $247, and ($932) in 1997, 1996, and 1995, respectively, including translation losses in 1997, are included in the respective statements of operations through the Company's proportionate share of losses of Megacable.

               In 1997, Megacable had sales of $30,441, operating income before depreciation and amortization of $10,504 and net income of $6,653. In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226. Year end subscriber counts were 211,627 at December 31, 1997 as compared to 178,664 at December 31, 1996. In 1997 and 1996, the Company's share of the income of Megacable was $2,411 and $4,090, respectively, which includes the exchange gains (losses) as discussed above. The Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000, which goodwill is being amortized on a straight-line basis over 15 years. In 1997 and 1996, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 in each year.

               Extraordinary Charge. In September 1997, the Company prepaid Senior Secured Notes with the proceeds of new credit facilities. See Note 10 to the Consolidated Financial Statements. The early extinguishment of the 9.65% Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes.

               Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

               For the year ended December 31, 1996, operating income before depreciation and amortization was $25,803 as compared to $16,994 for the year ended December 31, 1995. Sales increased 14.0% to $104,910 for 1996 from $91,997 in 1995. The improvement in operating income before depreciation and amortization of $8,809 was offset by higher depreciation and amortization of $16,545, as discussed below, resulting in a net loss of ($5,989) for the year ended December 31, 1996 as compared to net income of $2,114 in 1995.

               Sales. For 1996, sales were $104,910, an increase of $12,913, or 14.0% due to higher Hybrid Fiber/Coaxial sales partially offset by lower Advanced Fiber, Wireless Video and Other Operating sales, principally long distance. Hybrid Fiber/Coaxial sales increased $17,692, or 26.6%, primarily due to the acquisition of the Pennsylvania cable system (formerly Twin County Trans Video, Inc.) in May 1995, which resulted in $13,530 of the increase in Hybrid Fiber/Coaxial sales in 1996. The Pennsylvania cable system serves approximately 74,000 subscribers in the Greater Lehigh Valley area of Pennsylvania. The 14.0% increase in sales in 1996 was lower than the increase of 54.6% in 1995, principally due to the consolidation of the Pennsylvania cable system for seven months (from acquisition in May 1995). Since the Pennsylvania cable system was consolidated for seven months in 1995, consolidation for a full year in 1996 reflects only an incremental five months revenue as compared to an incremental seven months revenue in 1995. Additionally, long distance revenues decreased approximately 30% from 1995 to 1996, principally as a result of termination of AT&T Tariff 12 production in 1996, as compared to increases of 77% from 1994 to 1995, which resulted from the resale of AT&T Tariff 12 long distance services and increases in long distance switched business and 800 services sales in 1995. The remaining increase in Hybrid Fiber/Coaxial sales is due to higher basic service revenues resulting from an increase in average subscribers of 4,995 or 5.3% and the full year impact, in 1996, of the 9.6% rate increase in April 1995 and the impact of 5.9% rate increase in February 1996. These increases were partially offset by lower Advanced Fiber, Wireless Video and Other Operating sales of $4,760 primarily resulting from the termination in the second quarter of 1995 of an agreement for the resale of AT&T Tariff 12 long distance services to another long distance reseller. Included in Advanced Fiber, Wireless Video and Other Operating sales for 1996 were Wireless Video sales of $3,532, compared to zero for 1995 reflecting the Freedom Acquisition.

               Cost and Expenses, Excluding Depreciation and Amortization. In 1996, costs and expenses, excluding depreciation and amortization, were $79,107, an increase of $4,104 or 5.5% as compared to 1995. Hybrid Fiber/Coaxial programming expense increased $3,930 due to license fee increases, channel additions, and subscriber growth, primarily due to the acquisition of the Pennsylvania cable system. Additionally, Hybrid Fiber/Coaxial salaries and benefits expense increased $1,862 primarily due to the acquisition of the Pennsylvania cable system. Corporate costs and expenses, excluding depreciation and amortization, decreased $487. This decrease is primarily due to the corporate allocable share of the gain on the partial curtailment and settlement of C-TEC's defined benefit pension plan of $992 (see Note 13 to the Consolidated Financial Statements) partially offset by the Company's allocable portion of costs associated with the investigation of the feasibility of various restructuring alternatives to enhance shareholder value. Advanced Fiber, Wireless Video and Other Operating costs and expenses, excluding depreciation and amortization, decreased $1,465 primarily due to lower expenses associated with the 97% reduction in AT&T Tariff 12 long distance revenues partially offset by an increase of $2,320 representing costs associated with the development of the Company's advanced fiber optic networks in New York City and Boston and Wireless Video costs and expenses of $8,303 in 1996 compared to zero in 1995 reflecting the Freedom Acquisition.

               Depreciation and Amortization. For 1996, depreciation and amortization expense was $38,881, an increase of $16,545 or 74.1% as compared to 1995 primarily due to purchase accounting effects of the acquisition of Pennsylvania cable system in May 1995 and the Freedom acquisition on August 30, 1996. See Note 4 to the Consolidated Financial Statements. In addition, the Company incurred $3,756 in depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

               Interest Income. For the year ended December 31, 1996, interest income was $25,602, a decrease of $3,399, or 11.7% due primarily to a reduction in average cash balances in 1996 as compared to 1995 and a decrease in the average yield on invested cash, partially offset by interest income of $2,222 accrued on a $13,088 note receivable acquired from Mazon Corporativo S.A. de C.V. in January 1996. Average cash balances decreased in 1996 primarily due to cash used in the Freedom acquisition and the purchase of the loan receivable from Mazon Corporativo S. A. de C.V. Additionally, lower balances on notes receivable-affiliates contributed to the decrease.

               Interest Expense. Interest expense for 1996 was $16,046, a decrease of $471, or 2.9% in 1996 as compared to 1995. This decrease is due to lower average rates on outstanding debt and includes approximately $922 paid to Level 3 Telecom, the Company's controlling shareholder, in connection with the Freedom acquisition. This portion of the consideration represents an amount to compensate Level 3 Telecom for forgone interest on the amount invested in Freedom.

               Income Taxes. The Company's effective income tax rate was (19.5%) in 1996 and 34.6% in 1995. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

               Minority Interest. As a result of the Freedom Acquisition, Freedom's financial results are consolidated with the Company since August 30, 1996, the date of acquisition. This resulted in minority interest in the loss of Freedom of $1,546 for 1996. Additionally, the 20% minority interest in the income of HomeLink Limited Partnership, a Hybrid Fiber/Coaxial subsidiary, was ($206) in 1996 as compared to ($144) in 1995.

               Equity in Loss of Unconsolidated Entities. In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226. In 1995, Megacable had sales of $20,841, operating income before depreciation and amortization of $8,154 and net income of $5,802. Year end subscriber counts were 178,664 at December 31, 1996 as compared to 177,317 at December 31, 1995. In 1996 and 1995, the Company's share of the income of Megacable was $4,090 and $2,696, respectively, which includes foreign currency transaction losses as noted in the 1997 discussion. In 1996 and 1995, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 and $5,757, respectively.

Liquidity and Capital Resources

               The Company expects that it will require a substantial amount of capital to fund the network development and operations in the Boston to Washington, D.C. corridor, including funding the development of its advanced fiber optic networks, upgrading its Hybrid Fiber/Coaxial plant, funding operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from January 1, 1998 through 1999 will be approximately $785,000, which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $300,000 in 1998 and approximately $485,000 in 1999. These capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in the Boston, New York and Washington, D.C. markets and to upgrade its Hybrid Fiber/Coaxial cable systems. To build out these areas on an efficient basis, the Company undertakes a subscriber-driven capital expenditure strategy whereby it (i) closely monitors development of its subscriber base in order to tailor network development in each target market, and (ii) seeks to establish a customer base in advance of or concurrently with its network deployment. For example, the Company offers resale telephone services on an interim basis to customers located near its advanced fiber optic networks. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in its initial markets, the Company will determine whether extending its advanced fiber optic network to additional high density target markets can be achieved on an attractive economic basis. In addition to its own capital requirements, the Company's joint venture partners are each expected to contribute approximately $150,000 in capital to the joint ventures in connection with development of the Boston and Washington, D.C. markets through 2000.

               In October 1997, the Company raised $575,000 in gross proceeds from an offering of two tranches of debt securities. The offering was comprised of $225,000 principal amount of 10% Senior Notes and $601,000 principal amount at maturity of 11 1/8% Senior Discount Notes, both due in 2007. The proceeds include $61,045 of restricted cash to be used to fund the Escrow Account to pay interest on the 10% Senior Notes for three years. In February 1998, the Company raised $350,587 in gross proceeds from an offering of $567,000 principal amount at maturity of 9.8% Senior Discount Notes, due in 2008. The Indentures which govern the 1997 Notes and the 1998 Notes contain similar provisions. The Chase Manhattan Bank acts as Trustee for each of the Indentures. The Notes will be general senior unsecured obligations of RCN. The 9.80% Senior Discount Notes will mature on February 15, 2008. The 9.80% Senior Discount Notes will not bear cash interest prior to February 15, 2003. The 1997 Notes will mature on October 15, 2007. Interest on the 10% Senior Notes are payable in cash at a rate of 10% per annum semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998. The 11(1)/(8)% Senior Discount Notes will not bear cash interest prior to October 15, 2002.

               The 9.80% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of RCN. The 9.80% Senior Discount Notes may be redeemed at the redemption prices starting at 104.900% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest. The 1997 Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of RCN. The 10% Senior Notes may be redeemed at redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued and unpaid interest. The 11(1)/(8)% Senior Discount Notes may be redeemed at redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.

               RCN may, at its option, use the net proceeds of certain offerings of RCN Common Stock to redeem up to an aggregate of 35% of the aggregate principal amount at maturity of the Notes at a certain premium. Upon the occurrence of a change of control, RCN must make an offer to purchase all of the Notes then outstanding at a premium.

               The Indentures contain certain covenants that, among other things, limit the ability of RCN and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

               The Company expects to have sufficient liquidity to meet its capital requirements through mid-2000. The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements, and anticipated further operating losses. The actual timing and amount of capital required to roll out the Company's network and to fund operating losses may vary materially from the Company's estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes and other technological risks or other unanticipated expenses. Due to its subscriber driven investment strategy, should the Company encounter a successful rollout in its initial markets, the Company may accelerate the expansion and extend the reach of its network. Conversely, should the Company be less successful than anticipated, the operating losses associated with the installed network may be higher than anticipated. The Company presently intends to judge the success of its initial rollout in deciding whether to undertake additional capital expenditures to rollout the network to additional areas. Since the Company anticipates that, if it is successful, it will continue to extend its network coverage into additional areas within the Boston-Washington, D.C. corridor, it expects to continue to experience losses and negative cash flow on an aggregate basis for an extended period of time.

               The Company's current joint venture agreements reduce the amount of expenditures required by RCN to develop the network due both to access to the joint venture partners' existing facilities and to the anticipated joint venture partners' equity contributions. However, the joint venture arrangements will also reduce the potential cash flows to be realized from operation of the networks in the markets in which the joint ventures operate and restrict the Company's access to cash flow generated by the joint ventures (which will be paid in the form of dividends). The Company may enter into additional joint ventures in the future as the Company begins to develop new markets.

               Sources of funding for the Company's further financing requirements may include vendor financing, public offering or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business.

               RCN Cable and certain of its subsidiaries have in place secured credit facilitates comprised of a five-year revolving credit facility in the amount of $25,000 (the "Revolving Credit Facility") and an eight- year term credit facility in the amount of $100,000 (the "Term Credit Facility"), both of which facilities are governed by a single credit agreement dated as of July 1, 1997 (the "Credit Agreement"). As of December 31,1997, $100,000 of the Term Credit Facility was outstanding. The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. As of December 31, 1997, $3,000 principal was outstanding under the Revolving Credit Facility. Revolving loans may be repaid and reborrowed from time to time. Borrowings under the Credit Agreement are available for certain financing activities. All borrowings under the Credit Agreement will be pari passu and will be secured under a common collateral package.

               The interest rate on the Credit Agreement is, at the election of the Borrowers, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement). In the case of the LIBOR option, the interest rate includes a spread that varies, based on RCN Cable's Leverage Ratio (defined as the ratio of Total Debt at the last day of the most recently ended fiscal quarter to Operating Cash Flow for the four fiscal quarters then ended), from 50 basis points to 125 basis points. In the case of the Revolving Credit Facility, a fee of 20 basis points on the unused revolving commitment accrues and is payable quarterly in arrears.

               The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions, making of capital expenditures and transactions with affiliates. In addition, the Borrowers are subject to a prohibition on granting negative pledges and the Borrowers must apply certain cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the Revolving Credit Facility. The Credit Agreement requires the Borrowers to maintain the following financial ratios: (i) the ratio of Total Debt at any fiscal quarter end to Operating Cash Flow for the trailing four fiscal quarters is not to exceed 5.0:1 initially, adjusting over time to 4.0:1; (ii) the ratio of Operating Cash Flow to Interest Expense for any four consecutive fiscal quarters is not to fall below 2.75:1 for periods ending during the first 3 years after the Closing Date, adjusting to 3.0:1 thereafter; and (iii) the ratio of Operating Cash Flow (minus certain capital expenditures, cash taxes and cash dividends) to Fixed Charges (defined as scheduled principal payments and interest expense) for any four consecutive quarters is not to fall below 1.0:1 for periods ending on or before December 31, 2000 and adjusting to 1.05:1 thereafter. The Credit Agreement also includes customary events of default.

               The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. At December 31, 1997, after giving effect to 1998 Notes Offering, the Company had an aggregate of approximately $1,036,000 of indebtedness outstanding, and the ability to borrow up to an additional $22,000 under the Credit Agreement. As a result of the substantial indebtedness of the Company, the Company's fixed charges are expected to exceed its earnings for the foreseeable future. In addition, the Company will require substantial additional indebtedness particularly in connection with the buildout of the Company's networks and the introduction of its telecommunications services to new markets. The leveraged nature of the Company could limit its ability to effect future financing or may otherwise restrict the Company's business activities.

               The extent of the Company's leverage may have the following consequences: (i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and
(v) render the Company more vulnerable in the event of a downturn in its business.

               For the year ended December 31, 1997, the Company's net cash provided by operating activities was $1,661, comprised primarily of a net loss of ($52,391) adjusted by non-cash depreciation and amortization of $53,205, other non-cash items totaling ($611) , working capital changes of $377 and changes in other deferred expenses of $1,081. Net cash used in investing activities of $475,860 consisted primarily of purchases of short-term investments of $445,137, additions to property, plant and equipment of $79,042 and acquisitions of $30,490 (primarily acquisition of the minority interest of Freedom) partially offset by sales and maturities of short-term investments of $76,923. Net cash provided by financing activities of $635,266 consisted primarily of issuance of long-term debt of $688,000, change in affiliate notes of $97,624 and transfers from C-TEC of $89,324 partially offset by redemption of long-term debt of $141,250, transfers to C-TEC of $23,474, payments made for debt financing costs of $19,743 and an increase related to cash restricted for debt service of $61,250.

               For the year ended December 31, 1996, the Company's net cash provided by operating activities was $23,831 comprised primarily of a net loss of $5,989 adjusted by non-cash depreciation and amortization of $38,881 and other non-cash items totaling ($7,184). Net cash used in investing activities of $9,377 consisted primarily of additions to property, plant and equipment of $40,369, the purchase of a loan receivable of $13,088 and acquisitions of $30,090 (primarily the Freedom Acquisition), partially offset by net sales and maturities of short-term investments of $73,995. Net cash provided by financing activities of $9,391 included the issuance of long-term debt of $19,000 and change in affiliate notes of $32,802 partially offset by the redemption of long-term debt of $44,750.

               Impact of the Year 2000 Issue

               The Company has certain financial, administrative and operational systems which are subject to Year 2000 exposures. The Company has performed a study to identify those specific systems which require remediation and developed a plan to correct such situations in a timely fashion. The Company's plan is proceeding on target. The plan includes ensuring that those systems for which the Company is dependent on external vendors, such as certain billing systems, will be Year 2000 compliant by the end of 1999 based on the status of external vendors' remediation efforts. For those internal systems that require corrective action, the Company has contracted with its information systems services provider to rewrite the relevant programming code. Finally, the Company is well along on a conversion of its suite of financial systems to a state-of-the-art Oracle system. Such system is expected to ensure Year 2000 compliance in financial applications, enable the Company to process and report its financial transactions more efficiently and provide a greater level of detailed information to facilitate management's analysis which is critical to its business decisions.

               The Company is employing a team approach across its MIS, financial and operational groups in addressing the above issues, as well as utilizing the assistance of external consultants in the case of the Oracle implementation. Such team approach facilitates a consistent progress along plans without disruption of other areas of the business.

               There is no assurance that the Company's plans will continue to progress as intended. The Company estimates that its cost of Year 2000 remediation will not be material.


                                 BUSINESS

               Overview

               RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets in the Boston to Washington, D.C. corridor. The region, one of the most densely populated in the United States, represents approximately 4% of the geography of the U.S., but accounts for over 26% of the telecommunications market based upon the number of telephone access lines. The Company believes that of the estimated 22 million homes in the Boston to Washington, D.C. corridor, approximately 9 million homes are located in high-density urban and suburban residential areas that will support development of an advanced fiber optic network on an attractive economic basis. RCN believes that its capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on its networks will provide it with competitive advantages over other competitors. RCN's strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of its markets by offering individual or bundled service options, superior customer service and competitive prices.

               RCN's initial advanced fiber optic networks have been established in New York City and, through a joint venture with BECO, in Boston and surrounding communities. RCN has also entered into a joint venture named Starpower with Pepco Communications, an indirect wholly owned subsidiary of PEPCO, to develop an advanced fiber network in the Washington, D.C. area. On February 20, 1998, RCN acquired Washington, D.C.'s largest ISP, Erols, and on February 27, 1998, RCN acquired Boston's largest ISP, Ultranet. RCN also benefits from a strategic relationship with MFS/WorldCom in New York City and Boston and from its interconnection and resale agreements with incumbent telephone service providers including Bell Atlantic. RCN believes that these joint ventures and relationships provide it with a number of important advantages including access to rights of way and use of existing fiber optic facilities, the ability to enter its target markets quickly and efficiently and a reduction in the up-front capital investment required to develop its networks. In addition, the Company's joint venture partners provide access to additional assets, equity capital and established customer bases. The Company also benefits from its relationship with its largest shareholder, PKS, the founder of MFS Communications Company, Inc., and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc.

               As of December 31, 1997, the Company had approximately 267,600 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. In addition, the Company gained approximately 325,000 Internet service customers as a result of the recent completion of the acquisitions of Ultranet and Erols. Without giving effect to such acquisitions, RCN had pro forma revenues and EBITDA before nonrecurring charges of $127.3 million and $(7.7) million, respectively, for the year ended December 31, 1997 and $110.1 million and $23.5 million, respectively, for the year ended December 31, 1996. The Company is deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. RCN also intends to upgrade certain of its hybrid fiber/coaxial cable systems to enable them to provide the same range of voice, video and data services, including bundled service options. See "--The Delivery Platforms." Since it formally commenced operation of its advanced fiber optic networks in New York City and Boston in September 1996, RCN has built or acquired, through its joint venture with BECO and long term lease arrangements, approximately 400 route miles of fiber optic cable and added approximately 15,100 customer connections to its advanced fiber optic networks. In addition, during the same period the Company added approximately 29,700 wireless video, resold telephone and other connections, the majority of which represent customers that RCN expects to migrate to its advanced fiber optic networks. At December 31, 1997, RCN had approximately 82,700 total connections attributable to customers in the New York City and Boston markets (of which approximately 42,600 were wireless video service and other connections and approximately 24,900 were resold telephone connections) and had approximately 184,900 were connections attributable to its hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania, all within 75 miles of New York City. Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "--RCN Services--Connections."

               RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming. In addition, the Company's management team and board of directors benefit from experience gained in connection with the management of C-TEC, which prior to September 30, 1997 owned and operated RCN. See "--Relationship Among RCN, Commonwealth Telephone and Cable Michigan." C-TEC has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

               RCN seeks to exploit competitive opportunities which have resulted from widespread changes in the U.S. telecommunications industry. Industry sources estimate that annual revenues generated by the U.S. telecommunications industry in 1996 were approximately $210 billion (comprised of $183 billion in telecommunications revenues and $27 billion in cable television revenues). Approximately 50% of such revenue is estimated to be attributable to residential users. RCN believes that density is a critical factor in the effective economic deployment of its networks, and that the Boston to Washington, D.C. corridor is a particularly attractive market for developing advanced fiber optic facilities due to population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities in this region. The Company applies a subscriber-driven investment strategy focusing on subscriber density, proximity to the Company's advanced fiber optic networks and network development costs, in order to determine if the number of potential connections in a target area will permit network development on an attractive economic basis.

Business Strategy

               The Company believes that the opportunity to effectively deploy advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of the Company's networks. In order to achieve its goal of becoming the leading provider of telecommunications, video and data services to residential customers in its target markets, RCN is pursuing the following key strategies:

               Developing Advanced Fiber Optic Networks.   RCN's advanced
fiber optic networks are specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. RCN believes that its high capacity advanced fiber optic networks provide RCN with certain competitive advantages such as increased capacity (including the ability to offer bundled voice, video and data services) and generally superior signal quality and network reliability relative to the typical networks of the incumbent service providers. By using advanced fiber optic networks capable of delivering multiple services, RCN is able to address a larger number of potential subscriber connections in its target markets than incumbent service providers which typically provide only single or limited services.

               Focusing on Residential Customers in High-Density Markets.
RCN seeks to be the first operator of an advanced fiber optic network providing voice, video and data services to residential customers in each of its target markets. RCN believes that it is unique in its markets in offering a wide range of bundled voice, video and data services to customers in residential areas and in striving to connect residential customers directly to its advanced fiber optic networks. RCN also believes that residential customers will be attracted to lower prices, broader service offerings, enhanced levels of customer care and consumer choice. Although the Company's primary focus is on residential customers, RCN also serves certain commercial accounts which are located on or in close proximity to its networks.

               Implementing Subscriber-Driven Investment Strategy.   RCN
attempts to efficiently deploy its capital by tying facility development to the procurement of customer connections. In order to promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provide telephone services to customers located near its advanced fiber networks by first reselling services, and then by establishing leased facilities (such as unbundled local loops), in advance of constructing or extending its networks. RCN also provides wireless video services to approximately 38,000 customers in New York City with a view to extending the advanced fiber optic network to service many of these existing customers. In addition, RCN intends to extend its network to cover the primary areas currently served by Erols and Ultranet.

               Utilizing Strategic Alliances and Existing Facilities to Speed
and Reduce Cost of Entry.   By utilizing strategic alliances, RCN is able to
enter the market quickly and efficiently and to reduce the up-front capital investment required to develop its networks. Through alliances with companies such as BECO, Pepco Communications and MFS/WorldCom, which provide or are expected to provide RCN with extensive fiber optic networks or other assets, by utilizing certain components of its own existing cable television infrastructure, and through the strategic acquisitions of Ultranet and Erols, RCN has been able to expedite and reduce the cost of market entry and business development and has created the opportunity to leverage existing customer relationships.

               Offering Bundled Voice, Video and Data Services.   RCN believes
that, as a full service voice, video and data programming provider, it will be able to offer a single-source package of voice, video and data services, individually or on a bundled basis, which is not yet generally available from any incumbent telephone, cable or other service provider. In addition, services provided over RCN's advanced fiber optic networks are generally priced at competitive rates as compared to the incumbent service providers.

               Providing Superior Customer Service.   RCN seeks to provide
superior customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience.

RCN Services

               RCN provides a wide range of local and long distance telephone, video programming and data services, both individually and in bundled service options.

               RCN provides these services through a range of facilities including its advanced fiber optic networks in New York City and Boston, a wireless video system in New York City, its hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and
Pennsylvania, and resale local and long distance telephony services.

               Connections.   The following table summarizes the development
of RCN's subscriber base:

                                                                     As of
                                               ------------------------------------------------
                                               12/31/96   3/31/97   6/30/97   9/30/97  12/31/97
                                               --------   -------   -------   -------  --------
Connections(1)
Advanced Fiber Optic Networks
  Voice.....................................        --        --       370     1,909     3,214
  Video.....................................        --        --     1,060     4,870    11,784
  Internet..................................        --        --        81       326       150
                                               -------   -------   -------   -------   -------
    Subtotal................................        --        --     1,511     7,105    15,148
  Resold Voice..............................     1,875     2,315     4,672    10,953    24,900
  Wireless Video & Other(2).................    40,162    43,616    46,668    46,053    42,681
                                               -------   -------   -------   -------   -------
    Total RCN Telecom.......................    42,037    45,931    52,851    64,111    82,729
                                               -------   -------   -------   -------   -------
 Hybrid Fiber/Coaxial Cable Operations(3)...   179,932   180,169   181,790   183,145   184,938
                                               -------   -------   -------   -------   -------
  Total connections.........................   221,969   226,100   234,641   247,256   267,667
                                               =======   =======   =======   =======   =======

---------------
(1) Because RCN delivers multiple services, the Company accounts for its customer activity by the number of individual local telephone, video programming or Internet access services, or "connections", purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access constitutes three connections.

(2) Includes approximately 38,000 wireless connections. RCN classifies connections provided over advanced fiber optic networks within the "Other" category until the relevant network is capable of providing voice, video and data services, including local telephone service through an RCN switch. "Other" also includes, among other things, wireline video connections serving the University of Delaware (4,474 connections at December 31, 1997).

((3) In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in the Lehigh Valley area.

               Set forth below is a brief description of RCN's services:

               Voice.   RCN offers full-featured local exchange telephone
service, including standard dial tone access, enhanced 911 access, operator services and directory assistance in competition with the incumbent local exchange providers and CLECs. In addition, RCN offers a wide range of value-added services, including call forwarding, call waiting, conference calling, speed dial, calling card, 800-numbers and voice mail. RCN also provides Centrex service and associated features. RCN's local telephone rates are generally competitive with the rates charged by the incumbent providers. At December 31, 1997 RCN had approximately 3,200 telephone service connections on its advanced fiber optic networks and approximately 24,900 customers for resold telephone service.

               Through its RCN Commercial division ("RCN Commercial"), RCN provides long distance telephone services, including outbound, inbound, calling card, and operator services. These services are offered to residential and business customers. As of December 31, 1997 RCN Commercial had approximately 13,595 customers. In the future RCN intends to offer long distance telephone service predominantly to customers whom it expects will eventually be connected to its own facilities.

               Video Services.   RCN offers a diverse line-up of high quality
basic, premium and pay-per-view video programming. Depending on the system, RCN offers from 61 to 110 channels. RCN's basic video programming package provides extensive channel selection featuring all major cable and broadcast networks. RCN's premium services include HBO, Cinemax, Showtime and The Movie Channel, as well as supplementary channels such as HBO 2, HBO 3 and Cinemax 2. RCN's StarCinema, available on the Company's advanced fiber optic networks, utilizes the latest "impulse" technology allowing convenient impulse pay-per-view ordering of the latest hit movies and special events instantly from the customer's remote. RCN's "Music Choice" offers 30 different commercial-free music channels delivered to the customer's stereo in digital CD quality sound.

               As of December 31, 1997 RCN had approximately 11,800 subscribers for its video programming services provided over advanced fiber optic networks in New York City and Boston. As of such date, RCN also had approximately 38,000 connections attributable to the wireless video system and approximately 184,900 connections attributable to the hybrid fiber/coaxial cable systems.

               RCN also acts as a provider of DirecTV direct broadcast satellite service to multiple dwelling units ("MDUs") in New York City. DirecTV allows RCN to deliver an additional 175 channels of programming including exclusive sports programming.

               Internet Access and Data Transmission.   RCN's StarPass
Internet service provides access for personal computers to RCN's advanced fiber optic network for a reliable high speed connection to provide access to electronic mail, World Wide Web, Internet chat lines and newsgroups and remote access and file transfer services. RCN provides data transmission services over its advanced fiber optic network either via two-way dial-up modem over traditional telephone lines or via cable modem utilizing RCN's high capacity network. RCN also offers private line point-to-point data transmission services such as DS-1 and DS-3 with the capability to provide higher speed connections as well. Following the recent Erols and Ultranet acquisitions, RCN believes it is the largest regional provider of Internet services in the Northeast.

               Migration of Customers to Advanced Fiber Networks

               RCN provides wireless video services to customers located near its advanced fiber optic network in New York City and provides resale telephone service with a view to extending the advanced fiber optic network and fully activating RCN's own telephone switches to service many of those customers. As RCN's advanced fiber optic network is extended into these areas or buildings, customers receiving wireless video service in New York City will be switched to the advanced fiber optic network from the wireless video network, and the wireless video equipment will be used to provide service to other customers in off-network premises. Similarly, as the advanced fiber optic network is developed and switches are deployed, voice customers will be switched to the advanced fiber optic network from resale accounts, thereby allowing RCN to gain additional revenue (and larger margins) from originating and terminating access fees and to control the related services and service quality.

Strategic Relationships

               RCN has developed a number of strategic alliances and relationships in order to provide it with early entry and to reduce the cost of entry into the market for telecommunications services. RCN expects to continue to pursue opportunities that may be afforded by entering into strategic alliances to facilitate network expansion and entry into new markets.

               Fiber Agreements with MFS/WorldCom.   RCN, through its
affiliates, has entered into Fiber Agreements (the "Fiber Agreements"), each dated May 8, 1997, with MFS/WorldCom, which owns or has the right to use certain fiber optic network facilities (the "Fiber Optic Facilities") in the Boston, Massachusetts and Borough of Manhattan, New York, New York markets
(the "Service Areas"). Pursuant to the Fiber Agreements, MFS/WorldCom (i) will construct and provide extensions connecting the Fiber Optic Facilities to buildings designated by RCN (the "Extensions") and (ii) has granted to RCN the right to use certain dedicated fibers in the Fiber Optic Facilities and the Extensions, except that RCN may not use such facilities to deliver telephone services to commercial customers in the Service Areas. In return, RCN has reimbursed MFS/WorldCom for the costs MFS/WorldCom incurred to install, construct and acquire the Fiber Optic Facilities constructed prior to March
31, 1997. RCN has further agreed to pay all of the costs MFS/WorldCom incurs to (i) install, construct and acquire the Fiber Optic Facilities constructed between March 31, 1997 and May 8, 1998 and the Extensions, and (ii) maintain, and support RCN's use of, the Fiber Optic Facilities and the Extensions.
Unless earlier terminated upon the occurrence of certain events set forth therein, including a change of control of RCN, the Fiber Agreements terminate by their terms on January 1, 2007, provided that (i) at such time the parties may agree to extend the Fiber Agreements for up to 10 years or enter into other alternative arrangements, and (ii) under certain circumstances, MFS/WorldCom is required to transfer the Extensions to RCN.

               BECO Joint Venture

               In September 1996, RCN and BECO, through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM is a Massachusetts limited liability company organized to own and operate an advanced fiber optic telecommunications network (the "Network") and to provide, in the market in and around Boston, Massachusetts (the "Boston Market"), voice, video and data services, as well as the communications support component of energy related customer services offered by BECO (collectively, the "Boston Services"). RCN, through RCN Massachusetts, owns 51% of the equity interest in RCN-BECOCOM and BECO, through a subsidiary, owns the remaining 49% interest. This joint venture with BECO is reflected on RCN's financial statements on a consolidated basis.

               The closing of the transactions contemplated by the Boston
Joint Venture Agreement occurred on June 17, 1997. At the closing, (i) RCN transferred to RCN-BECOCOM its business of providing Boston Services; (ii) BECO transferred to RCN-BECOCOM access to and use of certain existing BECO facilities; (iii) RCN and BECO made initial cash capital contributions to RCN-BECOCOM; and (iv) the parties and/or their affiliates executed and delivered (a) the Amended and Restated Operating Agreement of RCN-BECOCOM (the "BECO Operating Agreement"); (b) the Construction and Indefeasible Right of
Use Agreement (the "IRU Agreement"); (c) the Management Agreement (the "Management Agreement"); (d) the Exchange Agreement (the "Exchange
Agreement"); and (e) the Joint Investment and Noncompetition Agreement (the "Joint Investment Agreement").

               Pursuant to the BECO Operating Agreement, RCN and BECO are required to make any additional capital contributions required by RCN-BECOCOM's annual budget on a 51%/49% basis. The annual budget will be prepared by RCN and is subject to review by each member of RCN-BECOCOM. RCN will manage the business of RCN-BECOCOM; however certain extraordinary actions require the consent of both parties. In addition, the BECO Operating Agreement provides that if a deadlock arises relating to a merger, reorganization, issuances of equity, liquidation or bankruptcy, amendments to the organizational documents or an expansion of operations of RCN-BECOCOM beyond those contemplated by the BECO Operating Agreement, the disputing party will either sell its interest or purchase the other party's interest in the joint venture. In the event of a deadlock relating to other fundamental business actions or relating to the annual budget, the matter will be submitted to arbitration. Neither RCN nor BECO may transfer its interest in RCN-BECOCOM until June 17, 2000 without the other's written consent. After such date, each party has the right to purchase the interest proposed to be sold by the other party. If a party proposes to sell more than 33% of its interest, the other party has "tag-along" rights to sell a proportionate share of its interest. In the event a member's interest becomes less than 25%, the other members have the option to purchase such interest at fair market value. Upon a change in control of either RCN Massachusetts or BECOCOM, the other party has the right to purchase all of the equity interest in RCN-BECOCOM for fair market value, as determined by an appraisal proceeding.

               RCN will manage the business of RCN-BECOCOM pursuant to the terms of the Management Agreement and, in consideration therefor, will receive reimbursement for its reasonable costs, and a performance-based fee (based on factors including the number of subscribers and operating cash flow) to be determined by agreement of RCN and RCN-BECOCOM. The initial term of the agreement expires on December 31, 2001. The agreement provides for automatic successive three-year renewal periods, unless notice is given ninety days before the end of the period.

               Pursuant to the IRU Agreement, BECO will, for certain agreed upon fees, (i) provide construction services to build out the Network, (ii) make available to RCN-BECOCOM (a) all of the available capacity of BECO's existing fiber backbone, and (b) the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the Network and (iii) maintain the Network. BECO's construction obligations expire on June 17, 2007 and the term of the IRU Agreement generally expires on December 31, 2060. One year before each respective expiration date, BECO agrees to commence good-faith negotiations to extend construction obligations beyond June 17, 2007 and to allow continued use of BECO's facilities beyond December 31, 2060.

               Under the Joint Investment Agreement, BECO will have the right to acquire up to a 20% equity interest in any joint venture between RCN and an electric utility company formed to provide any services similar to the Boston Services in New England outside the Boston Market. BECO's joint investment right shall terminate (i) upon BECO's stake in RCN-BECOCOM dropping below a 1/3 interest and (ii) on the later to occur of (a) June 17, 2002 or (b) two years after RCN's stake in RCN-BECOCOM falls below a 1/3 interest. The agreement also provides that neither RCN, BECO nor their affiliates will be permitted to be involved in any other enterprise providing services similar to the Boston Services in the Boston Market. This covenant not to compete will survive for a period of two years after either party is no longer a member of RCN-BECOCOM.

               Pursuant to the Exchange Agreement, BECO had the right at the time of the Distribution, and has the right every two years thereafter, to convert its ownership interest in RCN-BECOCOM into the Common Stock of RCN pursuant to specific terms and conditions, including exercise periods, appraisal procedures and restrictions specifically set forth in the Exchange
Agreement.   Although BECO exercised its conversion right, BECO remains obligated to make 49% of all cash contributions by the parties and any cash contributions made after conversion will result in it owning a portion of RCN-BECOCOM based on the value of RCN-BECOCOM at the time of the contribution. BECO may exercise its conversion rights in whole or in part from time to time. BECO has notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option. BECO's right to convert its joint venture interest into Company Common Stock is subject to certain limitations designed to ensure that the conversion does not jeopardize the tax free nature of the Distribution. In the event BECO is unable to convert any portion of its interest as a result of such limitations, BECO has the right to require RCN to purchase such portion. Subject to certain restrictions set forth in the Exchange Agreement, BECO will also be entitled, upon exchanging its investment interest in RCN-BECOCOM for Company Common Stock, to customary registration rights with respect to such shares.

               RCN expects to benefit from the ability to utilize BECO's large fiber optic network, its focus on innovative technology, its sales and marketing expertise and its reach into the market. In the future, the venture may expand into energy management and property monitoring services. Starting in Boston, the joint venture partners will consider further expansion into surrounding markets. RCN anticipates that as a result of its access to the extensive BECO network, RCN's reliance on and utilization of MFS/WorldCom facilities in Boston will be reduced significantly.

               Starpower Joint Venture

               On August 1, 1997, RCN Telecom Services Inc., a subsidiary of RCN, and Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of PEPCO, entered into a letter of intent (the "Letter of Intent") to form a joint venture which will own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area (the "Washington, D.C. Market"). Starpower, an unregulated limited liability company with a perpetual term, was formed on October 28, 1997 by RCN Telecom Services of Washington, D.C., Inc. ("RCN Washington") and Pepco Communications. Starpower was formed to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services (the "Relevant Business") to all potential commercial and residential customers in the Washington, D.C. Market. RCN, through RCN Washington, owns 50% of the equity interest in Starpower and PCI, through Pepco Communications, owns the remaining 50% interest. Starpower is accounted for under the equity method of accounting.

               The closing (the "Starpower Closing") of the Starpower joint venture occurred on December 19, 1997. At the closing, RCN Washington transferred to Starpower all its right, title and interest in and to (i) all customer accounts of RCN Long Distance in the Washington, D.C. Market, (ii) its business plan in the Washington, D.C. Market and experience with respect to the Relevant Business, (iii) all building access agreements covering any property located in the Washington, D.C. Market, (iv) the Support Services Agreement (as described below) and (v) the benefit of certain agreements pursuant to the Assignment of Benefits Agreement (as described below). The documents signed at the Starpower Closing were the Amended and Restated Operating Agreement of Starpower dated as of December 18, 1997 by and between Pepco Communications and RCN Washington ("Starpower Operating Agreement"), Fiber Use Agreement dated as of December 18, 1997 between PEPCO and Starpower ("Fiber Use Agreement"), Agency Agreement dated as of December 18, 1997 by and between RCN Washington, RCN Telecom Services of Maryland, Inc., RCN Telecom Services of Virginia, Inc. and Starpower ("Agency Agreement"), Non-competition Agreement dated as of December 18, 1997 by and among RCN Telecom Services, Inc., PCI and Starpower ("Non-competition Agreement"), Assignment of Benefits Agreement dated as of December 18, 1997 by and between RCN Washington and Starpower ("Assignment of Benefits Agreement"), Support Services Agreement dated as of December 18, 1997 by and between RCN Operating Services, Inc. and Starpower ("Support Services Agreement"), Guarantee dated as of December 18, 1997 by PCI on behalf of Pepco Communications in favor of Starpower, Guarantee dated as of December 18, 1997 by RCN on behalf of RCN Washington and other RCN obligors in favor of Starpower and Contribution Agreement dated as of December 18, 1997 by and between RCN Washington. and Starpower ("Contribution Agreement"). RCN Washington and Pepco Communications also each paid $12.5 million in cash in January 1998 as their initial capital contributions.

               Pursuant to the Starpower Operating Agreement, RCN Washington and Pepco Communications are each required to make additional capital contributions in accordance with a schedule set forth in such agreement on a 50%/50% basis. Failure of either RCN Washington or Pepco Communications to make a scheduled capital contribution or to vote in favor of certain additional capital contributions may result in the recalculation of equity interests. The business and affairs of Starpower is to be managed by RCN Washington and Pepco Communications. So long as RCN Washington and Pepco Communications maintain a 50%/50% equity interest in the joint venture, each of RCN Washington and Pepco Communications will appoint three members to the operating committee, the approval of which is required for any business action. Certain fundamental business actions, such as mergers, acquisitions, sales of substantially all of the assets, liquidation and amendments to the certificate of organization or any agreement signed at the Starpower Closing, require the unanimous approval of the operating committee regardless of whether the parties continue to maintain a 50%/50% ownership interest. Failure to reach agreement may trigger a deadlock event. In the event a deadlock arises within the first three years of the joint venture, the proposed action shall be deemed rejected. If the deadlock arises thereafter, the disputing party may give a notice to the other party offering to sell its membership or to purchase all membership interests from the other party; the offeree has the obligation to elect to buy or sell its interest. Subject to certain exceptions, neither RCN Washington nor Pepco Communications may sell any interest in Starpower for four years. Thereafter, RCN Washington or Pepco Communications may sell any of its membership interests with the written consent of the other subject to a right of first offer by the other party. RCN Washington shall be restricted from transferring its interest if Pepco Communications can demonstrate that such assignment would have a material adverse impact on Starpower's business. Upon a change of control of RCN Washington or Pepco Communications, which the other party has reason to believe will have a material adverse effect on Starpower, the other party may offer to sell its membership interests or to acquire such party's membership interests or accept the change of control. The offeree has the right to elect to buy or sell its interest. If a party proposes to sell its interest to a third party, the other party has "tag-along" rights to sell a proportionate share of its interest. Both RCN Washington and Pepco Communications may transfer their membership interests to certain affiliates.

               Under the Fiber Use Agreement, PEPCO agreed, for certain agreed upon fees, (i) to provide construction services to develop a network and (ii) to grant Starpower an indefeasible right of use of certain facilities and an irrevocable right to install, maintain, use and operate its strand fiber connections to leased facilities. Starpower has the right, at the end of the term, to purchase not less than the whole network at the fair market value less the amount previously paid by Starpower with respect to such facilities. The initial term is ten years and the agreement may be renewed four times.

               Under the Support Services Agreement, a subsidiary of RCN will provide support services including customer service, billing, marketing, and certain administrative, accounting and technical support services, each of which shall be provided at cost. The Support Services Agreement also contains certain indemnity provisions.

               Under the Non-competition Agreement, for so long as either RCN Washington or Pepco Communications owns an interest in Starpower, neither party nor any of their affiliates may compete with any Relevant Business in the Washington, D.C. Market. Neither RCN Washington nor Pepco Communications shall attempt to solicit, divert or accept business from the customers of Starpower for any Relevant Business in the Washington, D.C. Market or solicit any individual who is employed by Starpower.

               Starpower agreed, in the Agency Agreement, to serve as RCN Washington's exclusive agent for the provision of telephony services in the Washington, D.C. Market until Starpower receives sufficient authorization for it to provide telephony services in the Washington, D.C. Market. All revenues and customers under this Agency Agreement belong to Starpower. Starpower must indemnify RCN Washington for any tax liability resulting from its obligations under this Agency Agreement. The Agency Agreement also contains certain other indemnity provisions.

               Pursuant to the Assignment of Benefits Agreement, RCN Washington assigned the benefits of all of the agreements (the "Assigned Agreements") with suppliers of programming and entertainment, voice, video and data services, telecommunications equipment and other products and services useful in the conduct of the Relevant Business in the Washington, D.C. Market to Starpower. RCN Washington may not transfer or assign its interest in the Assigned Agreements if doing so would have a material adverse effect on Starpower's ability to conduct the Relevant Business in the Washington, D.C. Market. In addition, RCN Washington may not amend, modify or assign the Assigned Agreements without the prior written consent of Starpower and Starpower has the right to terminate any agreement amended, modified or assigned without its consent. RCN Washington has agreed to take all reasonable steps necessary to obtain consent for Starpower to use programming agreements prior to the date Starpower begins offering OVS services. The Assignment of Benefits Agreement expires on December 19, 1998 and Starpower has certain renewal rights. Starpower may terminate the Assignment of Benefits Agreement on 60 days notice.

               RCN has agreed to unconditionally guarantee the due and punctual performance and discharge all of its affiliates' material covenants, warranties, undertakings and other obligations under the agreements signed at the Starpower Closing. PCI has agreed to unconditionally guarantee the due and punctual performance and discharge by Pepco Communications of all its material covenants, warranties, undertakings and other obligations under the Starpower Operating Agreement.

Recent Acquisition Transactions

               In February 1998, RCN completed the acquisitions of Erols and Ultranet. With these acquisitions, RCN became a leading ISP in the Boston to Washington, D.C. corridor, serving approximately 325,000 Internet customers.

               Merger with Erols Internet, Inc.

               Erols is a leading regional ISP with approximately 293,000 residential and business subscribers as of December 31, 1997 in targeted markets, including New York City, Philadelphia, Washington, D.C. and Boston. Erols currently operates 57 POPs throughout its geographic markets, and also currently utilizes 32 "Virtual POPs," which permit subscribers located adjacent to, but outside of the local calling areas of, physical POPs to dial into the Erols network on a local basis through arrangements with the relevant LEC. Erols offers a broad range of Internet-based services, including (i) Global Trader[SM], Erols' turn-key e-commerce product for small businesses,
(ii) Internet security services, including security consulting and virtual private networks, and (iii) Web hosting, design and development services.

               On January 21, 1998, RCN entered into the Agreement and Plan of Merger (the "Erols Merger Agreement") among RCN, Erols, Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and ENET Holding, Inc., a Delaware corporation and a wholly owned subsidiary of RCN ("ENET"), to acquire all of the outstanding shares of common stock of Erols. On February 20, 1998, Erols merged with and into ENET (the "Erols Merger"), with ENET as the surviving corporation. The transaction was completed in February 1998. The approximate total Erols Merger consideration was $29.2 million in cash, 1,730,648 shares of RCN Common Stock plus the assumption and repayment of approximately $5.8 million of debt (including payment of accrued interest). Additionally, the Company is converting approximately 999,000 stock options to approximately 699,000 RCN stock options with an average exercise price of $3.424 per share.

               The Erols Merger Agreement contains customary representations, warranties, and covenants by each party, which representations and warranties will survive until March 31, 1999, except for certain specified representations and warranties which will survive indefinitely or until the expiration of the applicable statute of limitations. Pursuant to the Erols Merger Agreement, each party has agreed to provide indemnification from damages arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by such party pursuant to the Erols Merger Agreement. In addition, Erol Onaran has agreed to provide indemnification from damages arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by Erols on or before the Effective Time, subject to certain thresholds and limitations, and arising from certain matters set forth in the Erols Merger Agreement.

               Pursuant to the Erols Merger Agreement, at the Effective Time both an escrow agreement (the "Erols Escrow Agreement") and a registration rights agreement (the "Erols Registration Rights Agreement") were executed and delivered. Under the terms of the Erols Escrow Agreement, RCN delivered to the Erols Escrow Agent an aggregate of approximately $5.84 million in cash and 93,210 shares of RCN Common Stock to be held, invested and distributed by the Erols Escrow Agent pursuant to the Erols Escrow Agreement. Under the terms of the Erols Registration Rights Agreement, Erol Onaran and Gold & Appel each received customary demand and piggy-back registration rights, subject to certain limitations as set forth in the Erols Registration Rights Agreement.

               RCN expects to contribute to Starpower, the joint venture with Pepco Communications, the subscribers acquired in the acquisition of Erols located in the Washington, D.C. area in which Starpower operates. On February 20, 1998, approximately 61% of all of Erols' subscribers were located in the relevant Washington, D.C. area. RCN anticipates that Pepco Communications will make a contribution equal to the value of such subscribers. The joint venture partners of Starpower are currently negotiating the terms of such contribution.

               Merger With Ultranet Communications, Inc.

               Ultranet is a leading ISP in the Boston area with more than 32,000 residential and business customers in New England. Ultranet provides Internet service to over 500 schools, and is presently building a network which will provide access throughout New Hampshire's universities and colleges. Ultranet has a wide network of 42 POPs. Services Ultranet offers to subscribers include (i) virtual hosting, which gives customers a corporate presence on the Internet, (ii) firewall security, which provides high quality control in monitoring access to documents and visitors to the customer's websites, and (iii) UltraFax, which allows customers to send faxes from their desktops. Ultranet also offers its customers access to its network via an 800 number which allows access from every major city in the world.

               On January 21, 1998, RCN, Holding and Ultranet entered into the Ultranet Merger Agreement. The transaction was completed in February 1998.
The total consideration for the acquisition was approximately $7.4 million in cash, approximately 890,384 shares of RCN Common Stock and $3 million in deferred compensation. Additionally, the Company is converting approximately 63,500 Ultranet stock options to 117,052 RCN stock options at an average exercise price of $1.825 per share.

               RCN also agreed to indemnify Ultranet and its directors, officers and stockholders from and against liabilities or expenses incurred
(i) in connection with the severance benefits under any severance arrangement applying to any former employee of Ultranet employed by RCN after the Ultranet Merger is consummated, (ii) relating to a former employee's employment and/or termination by RCN after the Ultranet Merger is consummated and (iii) incurred by an indemnified person with respect thereto.

               RCN contributed to its joint venture with BECO the subscribers acquired in the acquisition of Ultranet located in the Boston area as well as 1.36% (or all of Erols' subscribers located in the relevant Boston area) of the subscribers acquired in the acquisition of Erols. On February 27, 1998, approximately 27% of all of Ultranet's subscribers were located in the relevant Boston area. BECO has made a corresponding contribution to the joint venture in the form of a note in the principal amount of (49)/(51) of the agreed value of the subscribers contributed by RCN.

               Indemnification and Noncompetition Agreement

               Certain stockholders holding at least 95% of the Ultranet common stock, Series A Preferred Stock and Series B Preferred Stock executed an Indemnification and Noncompetition Agreement (the "Indemnification Agreement") which provides that certain representations and warranties included in the Ultranet Merger Agreement will survive the consummation of the merger. Such stockholders agree to indemnify RCN, severally and on a pro rata basis, and RCN agrees to indemnify the stockholders against all losses incurred by any of them arising out of any breach of any tax representation in the Ultranet Merger Agreement insofar as such breach causes the merger not to qualify as a reorganization or any material failure to perform any of its covenants or agreements contained in the Ultranet Merger Agreement. The maximum amount of indemnification by the stockholders on the one hand and by RCN on the other hand is $7.5 million plus certain amounts up to $2.5 million with respect to breach of tax representations.

               The Indemnification Agreement provides that the stockholders will not knowingly take any action which would cause the merger not to qualify as a reorganization. Certain employees also agree not to engage in any activity which would compete with Ultranet in the geographic region identified as the "Boston-Washington" corridor for a period ending the earlier of five years after the consummation of the merger or one year after his or her termination (or two years in the case of termination for cause or voluntary termination).

               Merger With Lancit Media Entertainment, Ltd.

               On February 27, 1998, RCN entered into an Agreement and Plan of Merger ("Lancit Merger Agreement") with Lancit Media Entertainment, Ltd., a New York corporation ("Lancit"), and LME Acquisition Corporation, a New York corporation and a wholly owned subsidiary of RCN ("LME"). Pursuant to the Lancit Merger Agreement, LME will merge with and into Lancit, with Lancit surviving the merger and becoming a wholly owned subsidiary of RCN (the "Lancit Merger"). Lancit is a producer of high-quality children's programming, which has won 11 Emmy Awards. The consummation of the Lancit Merger is subject to customary conditions, including the approval by Lancit shareholders of the Lancit Merger.

The Delivery Platforms

               Overview of Advanced Fiber Optic Networks

               RCN's advanced fiber optic networks in Boston and New York City are, and RCN expects that its future networks will be, designed to support voice, video and data services via a switched, fiber-rich network architecture. The Company's full service advanced fiber optic networks in Boston and New
York City consist of owned or leased fiber optic cables, local and long distance digital switches, video headends, video and voice transmission and distribution equipment and associated wiring and network termination equipment. The Company's local telephone switching network (consisting of Lucent 5ESS-2000 switches) is installed and fully operational in Boston and in New York City. The networks' leased fiber optic cables make up the fiber backbone, which acts as the common signal transport medium for both digital signals (voice and data) and analog signals (video). In both New York City and Boston, the digital backbone transmission network utilizes synchronous optical network ("SONET") self-healing rings that provide high speed, redundant connections for the delivery of RCN's voice and data services. Facility connections from the backbone network to individual buildings or service areas are provided by either leased facilities provided by MFS/WorldCom, BECO or the incumbent LEC, or through RCN-owned fiber. This fiber backbone includes over 5,267 fiber miles in New York City and over 9,347 fiber miles in Boston. RCN owns two switches (one in Boston and one in New York City) and two General Instrument video headends that are installed and in service in both Boston and New York City. As of December 31, 1997 RCN had connected 493 buildings (424 in NYC and 69 in Boston) to its facilities.

               Fiber optic systems are suitable for transmission of digitized voice, data, video or a combination of these types of information. The main benefits of deploying fiber in place of traditional coaxial cable or copper wire result from its greater capacity, increased functionality, smaller size and decreased requirements for periodic amplification of the signal. These factors contribute to lower installation and maintenance costs and increase the variety and quality of the service offerings. The inherent bandwidth limitations of twisted pair copper wire historically used in telephone networks present a substantial obstacle to the use of existing telephone networks to provide video programming services. Although coaxial cable provides substantially greater bandwidth than twisted pair copper wire, fiber optic cable provides substantially greater bandwidth than coaxial cable. Consequently, newly constructed fiber networks such as RCN's provide a superior platform for delivering high speed, high capacity voice, video and data services as compared to systems based on copper wire or coaxial cable networks.

               The fiber cable utilized by RCN's networks has the increased capacity and bandwidth necessary for complex data and video transmission. The fiber optic cable typically contains between 12 and 288 fiber strands, each of which is capable of providing many telecommunications channels or "circuits". Depending on transmission electronics, a single pair of glass fibers on RCN's networks currently can transmit tens of thousands of simultaneous voice conversations, whereas even with multiplexing equipment a typical pair of copper wires can carry a maximum of 24 simultaneous conversations. Although the LECs commonly use copper wire in their networks, they are currently deploying fiber optic cable to upgrade portions of their copper based network, particularly in areas served by RCN. RCN expects that continuing development in communications equipment will increase the capacity of each optical fiber, thereby providing even more capacity at relatively low incremental cost.

               As the Company's network is further developed, it will be dependent on certain strategic alliances and other arrangements in order to provide the full range of its telecommunication service offerings. These relationships include RCN's arrangements with MFS/WorldCom to lease portions of MFS/WorldCom's fiber optic network in New York City and Boston, RCN's joint venture with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston, the Starpower joint venture with Pepco Communications, a subsidiary of PEPCO, and RCN's arrangements to lease Bell Atlantic unbundled local loop and T-1 facilities. See "--Strategic Relationships" and "--Voice Services-- Advanced Fiber OpticNetworks." Any disruption of these arrangements and relationships could have a material adverse effect on the Company.

               Voice Services

               Advanced Fiber Optic Networks.   The Company's advanced fiber
optic networks in New York City and Boston utilize a voice network that supports both switched and non-switched (private line) services. Individual buildings are connected to the network backbone via fiber extensions that are generally terminated on SONET equipment, which provide redundant and fail-safe interconnection between the building and the RCN central office or switch location. In situations where fiber extensions are not yet available, interim facility connections can be provided by leasing special access facilities through a leasing arrangement with MFS/WorldCom or the incumbent LEC. In this regard, RCN has in place arrangements which allow it to lease certain facilities owned by the incumbent LECs (unbundled local loops and T-1 facilities) to provide voice services. This enables RCN to provide voice and data services to off-net subscribers who are not physically connected to RCN's advanced fiber optic network. As RCN's network expands to reach more areas within a target market, subscribers served by these temporary connections will be migrated to RCN's advanced fiber optic network. Within a building (or small grouping of buildings) a voice service hub is established by installing an Integrated Digital Loop Carrier ("IDLC") device, which acts as the point of interface between the SONET backbone facility and the intra-building wiring. Each IDLC is installed with a standby power system and is capable of serving up to 672 lines. The IDLC is capable of supporting a wide range of both non-switched services (DS-1, digital data) and switched voice services and features including ISDN, Custom Calling and CLASS features. Within each building, internal wiring (twisted pair copper cable) connects the IDLC to the customer premises and the customer-owned telephone equipment. In certain instances, voice service is extended to other buildings in the building group or cluster via either fiber optic cable or twisted pair copper cable. At the time of initial wiring, RCN generally installs wiring in excess of its initial requirements, in order to meet future subscriber demand.

               Video Programming

               Advanced Fiber Optic Networks.   There are presently two video
headend locations within RCN's advanced fiber optic networks in New York City and Boston. The video headends consist of optical transmitters, optical receivers, satellite receivers, signal processors, modulators, encoding equipment and network status monitoring and automated tape distribution equipment. From the headend, the video signal is distributed to individual fiber nodes or receivers via the same fiber cable backbone used to deliver the voice and data service. The fiber cable terminates in a fiber optic receiver within an individual building or service area. From the fiber node, coaxial cable and related distribution equipment is used to distribute the video signals to the customer premises. The bandwidth of the video distribution is a minimum of 750 MHZ, which is capable of supporting a minimum of 110 video channels. This distribution plant is specifically designed to be predominantly fiber-based, which increases the reliability and improves the quality of the services delivered compared to traditional cable television distribution architectures.

               Wireless Video. RCN also owns and operates a "wireless video" television system (which was formerly operated as Liberty Cable Television of New York, the operations of which were acquired by RCN in 1996) using point-to-point 18GHz microwave technology. RCN is utilizing this system in New York
City as an alternate platform for delivering television programming to buildings that are not yet connected to the advanced fiber optic network. RCN expects that the majority of the buildings currently served by the wireless service will ultimately be connected to the network, to the extent that connection is feasible. As buildings are connected to the RCN network, RCN will reuse the microwave equipment to provide service to other customers in off-network premises. The transmission equipment and microwave services used to provide RCN's wireless service are provided by Bartholdi Cable, which formerly operated Liberty Cable Television of New York. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the subscribers to its advanced fiber optic network or has obtained FCC authority to provide such services pursuant to its own licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having authority to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an Initial Decision was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Initial Decision will become effective 50 days after its release unless Bartholdi Cable, as expected, files exceptions to the Initial Decision within 30 days of its release or the FCC elects to review the case on its own motion. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, the Company expects now actively to pursue its license applications. There can be no assurance that RCN will be able to obtain its own FCC license.

               Hybrid Fiber/Coaxial Cable Systems. RCN owns and operates hybrid fiber/coaxial cable television networks in Pennsylvania, New Jersey and New York State (outside of New York City), all within 75 miles of New York City. These networks offer expanded bandwidth and a platform for two-way services, and have an aggregate of 658 route miles of fiber optic cable, including separate high capacity fiber optic rings with a minimum 84 fibers in Pennsylvania (covering approximately 69 route miles) designed and constructed as competitive telephony networks. The New York system includes 211 route miles of fiber optic cable serving 98 nodes from one head-end. Approximately 70% of the New York system is two-way active 750 MHZ plant with 84 active channels of programming. The New Jersey system has deployed 144 route miles of fiber optic cable (over 30 miles of which is two-way active) from two head-ends, and generally operates a 400/450 MHZ plant providing 62 channels of video programming. The Pennsylvania system operates 2,649 miles of coaxial cable and over 234 route miles of fiber with 43 nodes from one headend, operating at 550 MHZ with 84 active channels. All of the Company's hybrid fiber/coaxial cable systems are 100% one-way addressable.

               These fiber-rich networks provide a basic fiber optic platform capable of enhancement for supporting two-way services, such as high-speed Internet services, in the future. RCN is presently expanding the fiber capacity of certain of these fiber/coaxial cable television networks so that they will be capable of delivering switched two-way services in the future. In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in Pennsylvania.

               Data Services

               RCN's Internet access and data transmission services are currently provided over the advanced fiber optic network via dial-up modems facilitated through the RCN voice network in on-net subscriber applications. In off-net situations, subscribers use conventional dial-up modems through the incumbent LEC network to access RCN's Internet transmission network. RCN is beginning to offer Internet and data transmission services via cable modems. Cable modems, which utilize the broadband coaxial plant, offer higher speed access for data transmission than the speeds achieved by conventional telephone dial-up technology.

               Erols provides high quality Internet access services to businesses by utilizing high-speed access via ISDN, frame relay, fractional T-1, T-1 and T-3 circuits. Erols' network infrastructure currently supports modems with dial-access speeds of up to 56 Kbps. Erols provides new dial-access subscribers with its easy-to-install proprietary access software package, which incorporates a telephone dialer, an e-mail platform, a Web browser (either Netscape Communication Corporation's ("Netscape") Navigator (a registered trademark of Netscape) or Microsoft Corp.'s Microsoft[Registered] Internet Explorer) and SurfWatch(TM) software for parental control over Internet content access. This software package permits simplified access to the Internet through a "point and click" graphical user interface. After installation, the subscriber has a direct connection to the Internet using Point-to-Point Protocol and access to all of the Internet's resources, including e-mail, the World Wide Web, Usenet News service and Internet Relay Chat. Access software automatically displays the Erols World Wide Web site each time a subscriber logs on, providing Erols with the opportunity to communicate with its subscribers at the start of each session. Erols maintains "24 x 7" subscriber and technical support 365 days a year.

               Ultranet utilizes K56Flex protocol to support its POPs, a result of a major mid-1997 upgrade in Ultranet transmission equipment. This advancement has empowered users to gain access to two to four times more quickly to equipment that is also more reliable. The new infrastructure takes advantage of Rockwell technology that supports the K56Flex modems (speeds up to 56 Kbps) and ISDN (speeds up to 128 Kbps). By connecting users to the Internet faster, downloading time is decreased, and in turn, telephone costs and time online.

               RCN intends to extend its network to cover most of the areas currently served by Erols and Ultranet and ultimately to migrate most of those customers to RCN's advanced fiber optic network, subject to certain regulatory approvals and the approval of RCN's joint venture partners.

Hybrid Fiber/Coaxial Cable Systems

               RCN's hybrid fiber/coaxial cable systems were operated by C-TEC prior to the Distribution. The following table summarizes the development of the hybrid fiber/coaxial cable systems over the last five years:

                                                                            As of December 31,
                                              --------------------------------------------------------------------------
                                                 1993           1994           1995              1996           1997
                                              -----------    -----------    -----------       -----------    -----------
Homes Passed..............................     118,216        119,761        282,836           283,940        290,612
Basic Subscribers.........................      87,660         92,140        176,131           179,932        184,938
Basic Penetration.........................          74.2%          76.9%          62.3%(1)          63.4%          63.6%
Average Monthly Revenue per Subscriber
For Last Month of the Period..............    $     40.98    $     37.67    $     36.73(1)    $     39.99    $     43.08

---------------
(1) Decline in basic penetration levels and average monthly revenue per subscriber in 1995 reflects the acquisition of the Pennsylvania cable systems, which are in a market in which a competing franchisee also offers service.

               The service areas for these cable television networks enjoy favorable customer demographics. The New York and New Jersey systems primarily serve affluent bedroom communities in suburban New York City, with 28,411 and 76,127 connections at December 31, 1997 respectively. The system in New York State serves ten municipalities in Duchess, Putnam and Westchester Counties, approximately 45 miles north of New York City. The New Jersey system serves 31 contiguous municipalities in Hunterdon, Mercer, Morris and Somerset Counties, approximately 50 miles west of Manhattan. The Pennsylvania system, which is the largest competitive cable television system in the United States, serves Pennsylvania's Lehigh Valley area including the cities of Allentown, Bethlehem and Easton, and virtually all of Lehigh and Northampton Counties, and is located less than 10 miles west of the Company's New Jersey system.

Interconnection

               Because access to the public switched telephone network is an essential component of any regional or national telecommunications network, interconnection is critical to RCN's ability to provide voice and data services. Bell Atlantic and the other incumbent LECs and independent telephone companies are required to provide interconnection to CLECs such as RCN pursuant to the facilities-based interconnection requirements of Section 251 of the 1996 Act. Under the 1996 Act, the RBOC's ability to offer interLATA long distance service is contingent upon their ability to create an environment allowing economically-efficient competition in their local markets for both business and residential services.

               RCN has achieved interconnection through comprehensive telephone service co-carrier interconnection agreements with Bell Atlantic and Sprint-New Jersey covering their service areas in ten states and the District of Columbia in the Northeast and New England-Middle Atlantic corridor areas. These agreements will remain in effect regardless of the outcome of the proceedings regarding the FCC's Section 251 regulations. RCN's interconnection agreements with Bell Atlantic cover its service areas in the states of Massachusetts, New York, Vermont, New Hampshire, Maine, Rhode Island, Delaware, Maryland, New Jersey, Pennsylvania and Virginia and the District of Columbia. The agreement with Sprint-New Jersey covers its service area in the State of New Jersey. All of these agreements have been approved by the state regulatory commissions pursuant to Section 252 of the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the "Communications Act"). RCN believes it has more interconnection agreements with incumbent LECs than any other company focused primarily on the residential telecommunications market.

               The terms of RCN's interconnection agreements with the incumbent LECs include the following provisions: (i) interconnection at any technically feasible point within their networks, equal in quality to what the incumbent LEC provides to itself or to affiliates, (ii) exchange of all local traffic at a fully reciprocal and identical rate; (iii) receipt by RCN of access charges for long distance calls made to and from its customers, including full "pass through" to RCN of such compensation on number portability; (iv) interim number portability arrangements to allow customers to keep their telephone numbers when they switch carriers; (v) unbundled network elements, including local loop transmission from the incumbent LEC's central offices to the customer's premises distinct from local switching or other services; (vi) nondiscriminatory access to 911 and emergency 911 services; directory assistance services to allow RCN's customers to obtain telephone numbers; operator call completion services and white pages directory listings for RCN's customers; and (vii) access to the poles, ducts, conduits and rights-of-way owned or controlled by the incumbent LEC at nondiscriminatory rates. The interconnection agreements generally have an initial term of three years and are cancellable thereafter at 90 days' notice.

Resale Arrangements

               Resale of Bell Atlantic Local Telephone Services

               RCN provides local telephone service on a resale basis to customers not connected to the advanced fiber optic facilities. As of December 31, 1997 RCN had 24,900 customers for local telephone services provided through agreements to act as a reseller of Bell Atlantic local telephone services. RCN offers its resale customers competitive telephone rates and RCN's superior customer service. Resale customers are billed by RCN and RCN personnel provision customer service requests by coordinating with the incumbent LECs on the customers' behalf.

               RCN has entered into agreements to act as a reseller of Bell Atlantic local telephone services, which enable RCN to grow its subscriber base by offering telephone services in advance of connecting the customers to an advanced fiber optic network. RCN's agreements with Bell Atlantic allow RCN to purchase at a "wholesale" discount (the amount of which is determined by regulatory commissions in each state) any telephone services that those companies offer to their end users, such as local exchange services, vertical features including Caller ID, Call Waiting, etc., and regional toll calls. The agreements provide that RCN will be entitled to the most favorable terms and conditions, including wholesale discounts, available to any telecommunications carrier reselling similar services.

               Long Distance Resale

               RCN Commercial provides long distance telephone services, including private line, operator and calling card services, to residential and business customers throughout the United States. Such services are provided through an owned and leased switching network utilizing leased interconnection facilities and long distance resale. RCN provides on network origination and termination of long distance telephone services throughout the Mid-Atlantic and New England states. For call origination and completion throughout the rest of the country, RCN has various resale agreements. Specifically, RCN has contracted with LCI for 800/888 origination, Frontier for off network origination of outbound calling and various carriers for terminating calls.

               DirecTV

               In October 1996, RCN signed an agreement with DirecTV to deliver DirecTV's high-power direct broadcast satellite service to MDUs in New York City. DirecTV allows RCN to offer an additional 175 channels of programming including exclusive sports programming.

Marketing

               RCN Telecom Services

               RCN focuses its marketing efforts on residential customers in high-density areas, with an initial focus on residential customers located on or near RCN's current or proposed advanced fiber optic networks. Through these advanced fiber optic networks, RCN is able to offer a wide range of telecommunication services, including bundled service options, and to offer its services at rates that are competitive with the incumbent LECs and cable television operators and the major IXCs. RCN believes that quality of service, superior technology and the ability to offer bundled services, as well as price, will be more important to its customers than brand-name recognition. Although RCN's initial marketing focus has been on residential customers, it also will seek to provide communications services to commercial customers located on its advanced fiber optic networks wherever feasible, particularly with respect to small and medium size businesses in Boston and in other areas outside of New York City, including new markets. RCN will also market its advanced fiber-based services to institutional accounts, such as hotels, universities and hospitals.

               RCN has a team of direct sales personnel calling on targeted customers. This team has salespeople dedicated to selling commercial accounts and salespeople dedicated to selling to residential households. This is done with a combination of lead follow-up and cold calling. Prospective commercial customers are typically offered local and long distance voice services, with options for video and data service as well. Prospective residential customers are solicited as the fiber network is activated at the customer location and the complete array of RCN services is offered, with the choice of a discounted bundled package or individual service selections.

               RCN markets its telephone services both as separate customer options for local voice, long distance, video, and data access, and as a bundled discounted package from a single service provider. RCN advertises its services and availability through television, radio and newspapers, as well as on bus shelters, subway stations, billboards, and other local outlets, and recently launched a mass-media advertising campaign in New York City and Boston. Customer response is generally channeled to 1-800-RING-RCN or www.rcn.com. Advertising is supported via targeted direct mail and telemarketing. Customers are offered special incentives to purchase more than one service from RCN. For example, as a six-month introductory offer, New York City customers purchasing both video and local voice service are currently eligible for a basic cable rate reductions.

               RCN has employed specific teams dedicated to offering service to customers in MDUs in high-density metropolitan areas. First, an access agreement team makes presentations to owners/managers of MDUs seeking to obtain private access agreements. This team also assists with presentations to municipal officials in connection with applications for OVS license agreements and franchise agreements. As of December 31, 1997 RCN had obtained 654 access agreements covering over 125,987 units in MDUs in New York City and Boston and surrounding communities (markets of 2.9 million households and 770,000 households, respectively). Access agreements permit the installation of electronics and wiring to service the buildings and typically provide a term of access of 5-10 years. Of RCN's current access agreements, 5% expire within the next three years, 22% expire in 3-5 years and 73% expire thereafter. The access agreements generally provide for non-exclusive access, but for exclusive marketing assistance, whereby the building management promotes and assists in the promotion of RCN's services on an exclusive basis. As an incentive, RCN may negotiate a success-based marketing payment to the building owner. This payment takes the form of either a percentage of revenue, or a reduced rate for services. RCN has also employed bulk service agreements pursuant to which RCN provides services (generally video services) at a flat subscription rate covering all units in the residential building (typically, a condominium or cooperative apartment building) or institution. RCN believes that bulk sales contracts are a useful vehicle for early entry into a market, but expects the majority of its future agreements to facilitate the purchase of services on an individual basis.

               Second, a sales team, led by a group of customer account managers, seeks to solidify the relationships with the building owners/management, by coordinating the installation process, organizing the initial marketing and promotion at each building, and selling RCN services to each building resident. Usually, after an announcement and informational package is distributed to each building resident, a lobby demonstration and enrollment event takes place over several evenings. Residents are offered free installation and convenient appointments. After the initial sales and installation process is completed, the customer account manager works with the building owner/manager to maximize ongoing penetration, especially through the signup of new move-in residents.

               RCN has opened two high-tech visitor centers in prominent locations in Boston and New York City, where potential customers can sample RCN's services. A network operations center including a graphic representation of the RCN network is on view at each location.

               Hybrid Fiber/Coaxial Cable Television

               Sales and marketing to customers served by the Company's hybrid fiber/coaxial cable systems is accomplished through a variety of means including door-to-door sales, direct mail, telemarketing, incentive programs and print and broadcast advertising. In addition to marketing efforts targeting new subscribers, the Company conducts periodic campaigns to encourage existing customers to purchase higher levels of service.

Customer Service and Billing

               RCN has implemented a flexible, customer-service oriented approach which RCN believes differentiates it from the mass-market strategy of the incumbent providers. RCN provides customer service 24 hours a day, seven days a week from established central call centers. The facilities utilize state of the art technology which allows communication with subscribers, field technicians and the Company's field offices. The largest of these facilities is located in Dallas, Pennsylvania and handles the majority of the customer service calls. In 1997, approximately 90% of calls placed to the facility in Dallas, Pennsylvania were answered in 30 seconds or less. Additionally, the facility in Dallas, Pennsylvania initiates 540 technician service routes per day. The technical staff consistently maintains an on-time appointment percentage of 99.8%. In order to maximize efficiency, all service trucks are equipped with two-way radios and supervisors' trucks are equipped with cellular phones. RCN's customer service professionals, installers and technicians have been professionally trained, and many of the service technicians are trained to handle both voice and video service. RCN believes that its infrastructure for billing and customer service will provide a competitive advantage in expanding into new markets.

               RCN's advanced fiber optic network is continuously monitored for quality control and capacity issues, pursuant to a control system featuring 16 alarm monitor points per hub site and automated housekeeping alarms.

               Billing services for video are provided by CableData while RCN telephony billing services are provided by Consolidated Communications Systems and Services. At the present time, RCN customers receive separate billing statements for video and telephone service although RCN intends to offer a single billing option in the future.

               Account piracy is monitored by ongoing field audits and, in RCN's advanced fiber optic networks, through use of state of the art scrambling systems. Potential new customers are generally screened for credit history before being authorized for service. RCN employs a full-time credit and collection staff as well as a group that seeks to minimize toll fraud by detecting and monitoring suspicious calling patterns.

Programming and Suppliers

               RCN has secured license arrangements with all of its desired programming suppliers, some of which provide volume discount pricing structures and/or offer marketing support to the Company. Many of these arrangements are extensions of long-standing agreements entered into by or on behalf of the Company's hybrid fiber/coaxial cable systems, and some are newly negotiated based upon RCN's OVS certifications. RCN has generally obtained these license arrangements on terms and conditions that it considers favorable.

               RCN programming arrangements include arrangements for basic video channels, premium channels including multi-plexing, pay-per-view movies and events, adult entertainment, electronic program guide services and digital music services, as well as retransmission arrangements for relevant network broadcasters.

               The Company generally pays a monthly fee per subscriber per channel for programming purchased from its suppliers. Programming costs increase in the ordinary course of the Company's business as a result of increases in the number of subscribers, expansion of the number of channels provided to customers and contractual rate increases from programming suppliers. The Company anticipates that future contract renewals for video providers such as the Company will result in programming costs exceeding current levels, particularly for sports programming.

               A wide range of national manufacturers are the primary sources of supplies, equipment and materials utilized in the development and enhancement of the Company's networks. RCN has entered into Master Purchase Agreements with certain equipment suppliers which enable it to purchase video and switching equipment on terms which it considers favorable. The Company anticipates that the costs for these supplies, equipment and materials will be significant in future periods. The amount of such costs will depend on numerous factors, many of which are beyond the Company's control.

RCN Commercial

               RCN Commercial, a division of RCN's wholly owned subsidiary RCN Long Distance Company, provides switched-based resale long distance services to customers on the advanced fiber optic network as well as other customers. RCN Commercial operates the long distance business formerly operated by C-TEC, except within the Commonwealth Service Territory. During 1996, RCN obtained certification in forty-seven states. RCN Commercial also provides local telephone service to commercial customers. As of December 31, 1997, RCN Commercial had approximately 13,595 long distance customers.

International

               The Company owns a 40% interest in Megacable, the second largest cable television provider in Mexico. Megacable owns 22 wireline cable systems, and one MMDS cable system, in Mexico, principally on the Pacific and Gulf coasts and including Guadalajara, the second largest city in Mexico, Hermosillo, the largest city in the state of Sonora and Veracruz, the largest city in the state of Veracruz. At December 31, 1997 their wireline systems passed approximately 635,350 homes and served approximately 209,300 subscribers. Megacable had revenues of $30.4 million and $23.2 million for the years ended December 31, 1997 and 1996, respectively.

               Additionally, Megacable presently holds a 99% interest in Megacable Comunicaciones de Mexico S.A. ("MCM"). MCM has received a license from the Mexican government to allow it to build a fiber optic network in Mexico City, Monterrey and Guadalajara. MCM intends to use this network to provide local voice and high-speed data service in these cities, principally to commercial customers in Mexico City.

Relationship Among RCN, Commonwealth Telephone and Cable Michigan

               The Distribution Agreement defines certain aspects of the relationship among Commonwealth Telephone, RCN and Cable Michigan and provides for the allocation of certain assets and liabilities among Commonwealth Telephone, RCN and Cable Michigan. Commonwealth Telephone, RCN and Cable Michigan have also entered into a Tax Sharing Agreement dated as of September 5, 1997 (the "Tax Sharing Agreement" and together with the Distribution Agreement, the "Distribution Documents") to define certain aspects of their relationship with respect to taxes and to provide for the allocation of tax assets and liabilities.

               Indemnification

               RCN, Commonwealth Telephone and Cable Michigan have agreed to indemnify one another against certain liabilities. RCN has agreed to indemnify Commonwealth Telephone and its subsidiaries at the time of the Distribution (collectively, the "Commonwealth Telephone Group") and the respective directors, officers, employees and affiliates of each person in the Commonwealth Telephone Group (collectively, the "Commonwealth Telephone Indemnitees") and Cable Michigan and its subsidiaries at the time of the Distribution (collectively, the "Cable Michigan Group") and the respective directors, officers, employees and affiliates of each person in the Cable Michigan Group (collectively, the "Cable Michigan Indemnitees") from and against any and all damage, loss, liability and expense ("Losses") incurred or suffered by any of the Commonwealth Telephone Indemnitees or the Cable Michigan Indemnitees, respectively, (i) arising out of, or due to the failure of RCN or any of its subsidiaries at the time of the Distribution (collectively, the "RCN Group") to pay, perform or otherwise discharge any of the RCN Liabilities (as defined below), (ii) arising out of the breach by any member of the RCN Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the Commonwealth Telephone Indemnitees, arising out of the provision by the Commonwealth Telephone Group of the services described below to the RCN Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Commonwealth Telephone Indemnitee. "RCN Liabilities" refers to (i) all liabilities of the RCN Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of RCN, Commonwealth Telephone or Cable Michigan (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the RCN Businesses prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True RCN Liabilities") and (iii) 30% of the Shared Liabilities (as defined below).

               Cable Michigan has agreed to indemnify the RCN Group and the respective directors, officers, employees and affiliates of each person in the RCN Group (collectively, the "RCN Indemnitees") and the Commonwealth Telephone Indemnitees from and against any and all Losses incurred or suffered by any of the RCN Indemnitees or the Commonwealth Telephone Indemnitees, respectively,
(i) arising out of, or due to the failure of any person in the Cable Michigan Group to pay, perform or otherwise discharge any of the Cable Michigan Liabilities (as defined below), (ii) arising out of the breach by any member of the Cable Michigan Group of any obligation under the Distribution Agreement or any of the other distribution documents, (iii) in the case of the Commonwealth Telephone Indemnitees, arising out of the provision by the Commonwealth Telephone Group of services to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Commonwealth Telephone Indemnitee and (iv) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee. "Cable Michigan Liabilities" refers to (i) all liabilities of the Cable Michigan Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of the Cable Michigan, RCN or Commonwealth Telephone (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Cable Michigan Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Cable Michigan Liabilities") and (iii) 20% of the Shared Liabilities (as defined below).

               Commonwealth Telephone has agreed to indemnify the Cable Michigan Indemnitees and the RCN Indemnitees from and against any and all Losses incurred or suffered by any of the Cable Michigan Indemnitees or the RCN Indemnitees, respectively, (i) arising out of, or due to the failure of any person in the Commonwealth Telephone Group to pay, perform or otherwise discharge any of the Commonwealth Telephone Liabilities (as defined below),
(ii) arising out of the breach by any member of the Commonwealth Telephone Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the Commonwealth Telephone Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee.
"Commonwealth Telephone Liabilities" refers to (i) all liabilities of the Commonwealth Telephone Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of Cable Michigan, RCN or Commonwealth Telephone (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Commonwealth Telephone Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Commonwealth Telephone Liabilities") and (iii) 50% of the Shared Liabilities (as defined below).

               "Shared Liability" means any liability (whether arising before, on or after the Distribution Date) of Commonwealth Telephone, RCN or Cable Michigan or their respective subsidiaries which (i)(a) arises from the conduct of the corporate overhead function with respect to Commonwealth Telephone and its subsidiaries prior to the effective time of the Distribution with certain exceptions or (b) is one of certain fees and expenses incurred in connection with the Restructuring and (ii) is not a True Commonwealth Telephone Liability, a True RCN Liability or a True Cable Michigan Liability.

               RCN, Cable Michigan and Commonwealth Telephone have also generally agreed to indemnify each other and each other's affiliates and controlling persons from certain liabilities under the securities laws in connection with certain information provided to shareholders in connection with the Distribution.

               The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of claims or suits brought by third parties for non-Shared Liabilities and may participate in the defense of claims or suits brought by third parties for Shared Liabilities. RCN is entitled to assume the defense of claims or suits brought by third parties for Shared Liabilities. Any indemnification paid under the foregoing indemnities is to be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of such indemnity.

               The Company does not believe that any of the foregoing indemnities will have a material adverse effect on the business, financial condition or results of operations of the Company.

               Employee Matters

               Under the Distribution Agreement, RCN, Cable Michigan and Commonwealth Telephone agreed generally to assume employee benefits-related liabilities with respect to its current and, in some cases, former employees. Each of RCN, Cable Michigan and Commonwealth Telephone also agreed to an allocation of employee-related liabilities arising out of certain shared operations prior to the Distribution on the same basis as Shared Liabilities are allocated.

               Services and Other Arrangements

               RCN has agreed to provide or cause to be provided to the Commonwealth Telephone Group the following services: (i) accounting, (ii) payroll, (iii) management supervision, (iv) cash management, (v) human resources and benefit plan administration, (vi) insurance administration,
(vii) legal, (viii) tax, (ix) internal audit, (x) investor and public relations and (xi) other miscellaneous administrative services. The fee per year for these services will be 3.5% of the first $175 million of revenue of the Commonwealth Telephone Group and 1.75% of any additional revenue. The fee for 1997 was $8,332,000.

               RCN has also agreed to provide or cause to be provided to the Cable Michigan Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) customer service, (ii) marketing, (iii) accounting, (iv) payroll, (v) management supervision, (vi) cash management, (vii) human resources and benefit plan administration, (viii) insurance administration,
(ix) legal, (x) tax, (xi) internal audit, (xii) programming administration,
(xiii) billing, (xiv) monthly cable guides, (xv) investor and public relations, (xvi) provision of third party programming, and (xvii) other miscellaneous administrative services. Subject to certain limitations, the fee per year for services listed in items (ii)-(xiii), (xv) and (xvii) will be 4.0% of the revenues of the Cable Michigan Group plus a direct allocation of certain consolidated cable administration functions. The fee for customer service listed in item (i) along with the billing service listed in item
(xiii) will be a pro rata share (based on the relative number of subscribers) of the fees and expenses incurred by RCN to provide such customer billing services and fees to the RCN Group and the Cable Michigan Group. The total charge to Cable Michigan for such services rendered in 1997 was $6,740,000. The third party expense incurred by RCN to obtain third party programming and monthly cable guides for Cable Michigan referred to in items (xiv) and (xvi) above, are reimbursed to RCN by Cable Michigan and no additional fee is charged with respect thereto.

               Commonwealth Telephone has agreed to provide or cause to be provided to the RCN Group and the Cable Michigan Group financial data processing applications, lockbox services, storage facilities, LAN and WAN support services, building maintenance and other miscellaneous administrative services for a transitional period after the Distribution. The fees for such services and arrangements will be an allocated portion (based on relative usage) of the cost incurred by Commonwealth Telephone to provide such services and arrangements to all three groups.

               The services will terminate upon 60 days notice by either the service provider or the relevant service recipient, except that the billing, customer service, programming administration and provision of third party programming services provided by RCN to Cable Michigan may not be terminated by RCN on less than one year advance notice to Cable Michigan. A service recipient may also terminate individual services by giving 60 days notice to the applicable service provider.

               The aforementioned arrangements are not the result of arm's length negotiation between unrelated parties as Cable Michigan, Commonwealth Telephone and RCN have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that Cable Michigan would not be able to obtain similar services at a lower cost from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Cable Michigan and either or both of Commonwealth Telephone and RCN after the Distribution, which will be negotiated at arm's length.

               Miscellaneous

               The Distribution Agreement also contains provisions concerning access to information and records and rights to technology, software, intellectual property, know-how or other proprietary rights owned, licensed or held for use by the respective Groups. The Distribution Agreement provides that any dispute arising out of or in connection with the Distribution Agreement will be submitted to arbitration in accordance with the procedures described in the Agreement.

               There exist relationships among Commonwealth Telephone, RCN and Cable Michigan that may lead to conflicts of interest. Each of Commonwealth Telephone, RCN and Cable Michigan is effectively controlled by Level 3 Telecom. In addition, the majority of the Company's named executive officers will also be acting as directors and/or executive officers of one or more group companies. See "Risk Factors -- Control by Level 3 Telecom Holding, Inc.; Conflicts of Interest." The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of other group companies. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

               Tax Sharing Agreement

               The Tax Sharing Agreement governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of Cable Michigan, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Cable Michigan Group, the RCN Group, or the Commonwealth Telephone Group will be allocated solely to such group. Adjustments to all other tax liabilities will generally be allocated 50% to Commonwealth Telephone, 20% to Cable Michigan and 30% to RCN.

Competition

               Overview

               RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets. However, RCN believes that most existing and potential competitors will, at least initially, provide narrower service offerings over limited delivery platforms as compared to the wide range of voice, video and data services that will be provided over RCN's fiber-based networks, thereby providing RCN with an opportunity to achieve important market penetration.

               With respect to local telephone services, RCN competes with the incumbent LECs, and alternative service providers including CLECs. Commercial mobile radio services providers, including cellular carriers (such as Bell Atlantic Mobile Services), personal communications services ("PCS") carriers (such as Sprint Spectrum), and enhanced specialized mobile radio services ("ESMRS") providers (such as NexTel), may also become a source of competitive local and long distance telephone service. However, RCN believes these operators may primarily use competitive access services to transport their calls among their radio transmitter/receiver sites through networks that avoid the incumbent LECs with whom they compete.

               With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the IXCs, including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. The major long distance service providers benefit from established market share and from established trade names brought about by nationwide advertising. RCN, however, regards its long-distance service as a complementary service rather than a principal source of revenue. Certain IXCs, including AT&T, MCI and Sprint, have also announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services.

               All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. Among the alternative video distribution technologies are home satellite dish earth stations ("HSDs") which enable individual households to receive many of the satellite-delivered program services formerly available only to cable subscribers. Furthermore, the 1992 Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to HSD owners certain satellite-delivered cable programming at competitive costs. RCN faces additional competition from private satellite master antenna television ("SMATV") systems that serve condominiums, apartment and office complexes and private residential developments. The FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to the Company's various video distribution systems. These technologies include, among others, DBS service whereby signals are transmitted by satellite to receiving facilities located on customer premises. The Company expects that its video programming services will face growing competition from current and new DBS service providers. RCN also competes with wireless program distribution services such as multi-channel multipoint distribution service ("MMDS") which use low-power microwave frequencies to transmit video programming over-the-air to subscribers. The Company is unable to predict whether wireless video services will have a material impact on its operations.

               Other new technologies, including Internet-based services, may become competitive with services that RCN can offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the video industry or on the operations of the Company.

               RCN believes that among the existing competitors, the incumbent LECs, incumbent cable providers and the CLECs provide the most direct competition to RCN in the delivery of "last mile" connections for voice and video services.

               Incumbent LECs

               In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including Bell Atlantic in New York City and Boston), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. RCN believes that its advanced fiber optic networks provide superior technology for delivering high-speed, high-capacity voice, video and data services as compared to the primarily copper wire based networks of the incumbent LECs. However, the incumbent LECs have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter the long distance telephone service market and, in addition, have long-standing relationships with their customers.

               In addition, under the 1996 Act, and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes the predicate for the incumbent RBOCs, such as Bell Atlantic, to provide in-region interexchange long distance services. The incumbent RBOCs are currently allowed to offer "incidental" long distance service in-region and to offer out-of-region long distance service. Once the incumbent RBOCs are allowed to offer in-region long distance services, they will also be in a position to offer single source local and long distance service similar to that offered by RCN and proposed by the three largest IXCs (AT&T, MCI and Sprint). The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

               RCN has sought, and will continue to seek, to provide a full range of local voice services in competition with incumbent LECs in its service areas. The Company expects that competition for local telephone services will be based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and will not be based on any proprietary technology. As a result of the comparatively recent installation of RCN's advanced fiber optic networks, its dual path architecture and the state-of-the-art technology used in its networks, RCN may have capital cost and service quality advantages over some currently available local networks relied upon by the incumbent LECs, as well as the competitive advantage provided by the ability to deliver a bundled voice and video service.

               The 1996 Act permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

               Incumbent Cable Television Service Providers

               Certain of RCN's video service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in New York City and Boston, primarily Time-Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes primarily with Time-Warner Cable. RCN believes that the expanded capacity and fiber-to-node architecture of its advanced fiber optic networks in New York City and Boston make it better equipped to provide high-capacity communications services than coaxial cable based networks utilizing "tree and branch" architecture. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric, which also holds a franchise for the relevant service area.

               Since cable television systems generally operate pursuant to franchises granted on a non-exclusive basis, and the 1992 Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems, well-financed businesses from outside the cable industry (such as the public utilities that own certain of the poles on which cable is attached) may become competitors for franchises or providers of competing services.

               CLECs and Other Competitors

               RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for commercial customers rather than residential customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. However, RCN believes that, at least initially, it is relatively unique in its markets in offering bundled voice, video and data services to customers in residential areas, and in striving to connect residential customers directly to its advanced fiber optic network.

               Internet Services

               The market for Internet access services is extremely competitive and highly fragmented. No significant barriers to entry exist, and accordingly competition in this market is expected to intensify. The Company competes (or in the future may compete) directly or indirectly with (i) national and regional ISPs; (ii) established online services; (iii) computer software and technology companies; (iv) national telecommunications companies;
(v) LECs; (vi) cable operators; and (vii) nonprofit or educational ISPs, and some of these present or potential future competitors have or can be expected to have substantially greater market presence and financial, technical, marketing and other resources than the Company. Certain of the Company's online competitors, including America Online, the Microsoft Network and Prodigy, have introduced unlimited access to the Internet and their proprietary content at flat rates, and certain of the LECs have also introduced competitive flat-rate pricing for unlimited access (without a set-up fee for at least some period of time). Bell Atlantic has recently filed with the FCC a petition for an exemption from a regulation prohibiting it from building a high-speed network. Bell Atlantic's petition requests that such network, which would serve as an Internet backbone, not be subject to pricing and other regulatory restriction. The network would span the states from Maine to Virginia. There can be no assurance that competition will not lead to pricing pressures in the Internet business. For additional information on the competitive environment in which the Company operates, see "Business--Competition."

               Other new technologies may become competitive with services that RCN can offer. Cellularvision, a provider of LMDS, recently began offering wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.

Regulation

               The telephone and video programming transmission services offered by the Company are subject to federal, state and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates. The 1996 Act was intended to promote competition and decrease regulation of these segments of the industry. The law delegates to both the FCC and the states broad regulatory and administrative authority to implement the 1996 Act.

               Telecommunications Act of 1996

               The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

               Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow incumbent RBOCs to enter the long distance market within their own local service regions.

               Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. As a result of these changes, companies such as RCN are now able to interconnect with the incumbent LECs in order to provide local exchange services. Numerous parties appealed certain aspects of these regulations, and the appeals were consolidated in the United States Court of Appeals for the Eighth Circuit. On July 18, 1997, the Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecommunications Act that were ordered by certain state PUCs to be premature; vacated significant portions of the FCC's nationwide pricing rules; and confined the use of combined unbundled network elements to instances where the requesting carrier itself would do the combining. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an ILEC's unbundled network elements. On January 26, 1998, the Supreme Court granted a writ of certiorari under which it will review the July 18 Eighth Circuit decision; it is expected (but not yet certain) that the Court will hear arguments on this case in the fall of 1998. The Eighth Circuit decisions create uncertainty about the rules governing pricing and terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. Prior to the Eighth Circuit decisions, the Company had entered into interconnection agreements with Bell Atlantic, covering all of its target market area, that are generally consistent with the FCC guidelines, and those agreements remain in effect notwithstanding the reversal of the FCC rules. There can be no assurance, however, that the Company will be able to obtain or enforce future interconnection agreements, or obtain renewal of existing agreements, on terms acceptable to the Company.

               Certain RBOCs have also raised constitutional challenges to restrictions in the 1996 Act preventing BOCs from entering the long distance market in their home region. On December 31, 1997, the U.S. District Court for the Northern District of Texas issued the SBC Decision finding that Sections 271 to 275 of the 1996 Act are unconstitutional. These sections of the Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA telecommunications services. The District Court has stayed the SBC Decision pending appeal. If the stay is lifted, the RBOCs (including Bell Atlantic, which was permitted to intervene in the case) would be able to provide interLATA services immediately without satisfying the statutory conditions. Although the Company believes the factual assumptions and legal reasoning in the SBC Decision are erroneous and therefore the decision will likely be reversed on appeal, there can be no assurance of this outcome. If the SBC Decision were upheld on appeal it may have an unfavorable effect on the Company's business for at least two reasons. First, RBOCs currently have an incentive to foster competition within their service areas so that they can qualify to offer interLATA services. The SBC Decision removes this incentive by allowing RBOCs to offer interLATA service without regard to their progress in opening their local markets to competition. However, the SBC Decision would not affect other provisions of the Act which create legal obligations for all ILECs to offer interconnection and network access, and therefore will not impair the Company's ability to compete in local exchange markets. Second, the Company is legally able to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives the Company a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal. The Company cannot predict either the outcome of these or future challenges to the 1996 Act, any related appeal of regulation or court decision, or the eventual effect on its business or the industry in general.

               The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new OVS regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECs such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, RCN is currently providing OVS service in the City of Boston, in the City of New York and in a number of communities surrounding Boston. Starpower is negotiating similar agreements in Washington and surrounding communities.

               Regulation of Voice Services

               RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e., those that originate in one state and terminate in a different state). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state).

               State Regulation of Intrastate Local and Long Distance
Telephone Services.   RCN's intrastate telephone services in Boston, New York
City, and the Lehigh Valley are (and Starpower's similar services in the Washington area will be) regulated by the public service commissions or comparable agencies of the various states in which these services are offered. RCN subsidiaries have received either permanent or interim authority to offer intrastate telephone services, including local exchange service, in Massachusetts, New York, Pennsylvania, Maryland, the District of Columbia, and Virginia (as well as in some neighboring jurisdictions where the Company does not currently operate but may expand in the future). Starpower has filed separately applications for similar authority in Maryland, the District of Columbia, and Virginia. Starpower's applications in Maryland and Virginia have been granted. RCN's resale agreements with Bell Atlantic have been approved, pursuant to Section 252 of the Communications Act by state regulatory commissions in Delaware, the District of Columbia, Maine, Maryland, Massachusetts, New York, New Jersey, New Hampshire, Pennsylvania, Rhode Island, Vermont, and Virginia.

               RCN Long Distance Company is authorized to offer intrastate long distance services in Pennsylvania, New York and Massachusetts and, in addition, has received state regulatory authority to offer such services in 45 other states nationwide. Pursuant to such authorizations, RCN Long Distance Company is permitted to resell intrastate long distance services both to other carriers, including RCN's local operating subsidiaries and Starpower for resale to their end user subscribers, and to its own end user customers.

               FCC Regulation of Interstate and International Telephone
Services.   RCN, through several of its subsidiaries, including RCN Long
Distance Company, may also provide domestic interstate telephone services nationwide pursuant to tariffs on file at the FCC, and has been authorized by the FCC under Section 214 of the 1996 Act to offer worldwide international services as well. RCN is authorized to resell in-state long-distance services in 48 states (all except Alaska and Hawaii), and, where required, has registered with or obtained licenses or certificates from state regulatory agencies for the provision of this service.

               Local Regulation of Telephone Services.   Municipalities also
regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses, franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City (although services may be provided over certain leased or resold facilities pending receipt of a franchise).

               Regulation of Video Services

               Open Video Systems.   In February 1997, RCN subsidiaries were
certified to operate OVS networks in the five boroughs of New York City and, as part of the BECO joint venture, in Boston and 47 surrounding communities. Initiation of OVS services is subject to completion of an open enrollment period for non-affiliated video programmers to seek capacity on the systems and upon negotiation of certain agreements with local governments. The initial open enrollment period for both the New York City and Boston area systems has expired. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN has entered into similar OVS agreements or is in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services. RCN executed an agreement with the City of New York on December 29, 1997, and has initiated OVS service in the Borough of Manhattan pursuant to that agreement.

               In areas where it offers video programming services as an OVS operator, RCN is required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other VPPs. Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. However, RCN will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of Appeals and, to the extent that certain favorable aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on RCN's Boston area OVS network, and Time Warner, the incumbent cable television provider in certain communities in the Boston area, has made a similar filing at the FCC with respect to its request for capacity on the Boston OVS network. RCN will continue to oppose these requests, but to the extent that the FCC were to grant any such request(s), such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

               Prior to its certification as an OVS provider, RCN offered limited video programming services using the VDT services offered by MFS/WorldCom in Manhattan and the City of Boston. In February 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. One of the incumbent cable television companies in New York City has filed a complaint with the New York Public Service Commission challenging the former (pre-OVS) operations of RCN and WorldCom under the VDT framework, which remains pending before that commission.

               Wireless Video Services. RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable pursuant to temporary authorizations issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an Initial Decision was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Initial Decision will become effective 50 days after its release unless Bartholdi Cable, as expected, files exceptions to the Initial Decision within 30 days of its release or the FCC elects to review the case on its own motion. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, the Company expects now actively to pursue its license applications. While the Company expects to receive authorizations to transmit over these microwave paths, there can be no assurance that RCN will be able to offer wireless video services pursuant to its own FCC licenses or that the FCC's investigation will be resolved favorably. The failure to obtain such license or resolve such proceedings would materially adversely affect the Company's wireless video operations in New York City.

               There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities, to convert its wireless video subscribers to an advanced fiber optic network or to offer wireless video services pursuant to its own FCC licenses.

               Hybrid Fiber/Coaxial Cable.   RCN's hybrid fiber/coaxial cable
systems are subject to regulation under the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "1992 Act"), which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition," certain programming requirements, and broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station. Local commercial television broadcast stations may elect once every three years to require a cable system to carry the station ("must-carry"), subject to certain exceptions, or to withhold consent and negotiate the terms of carriage ("retransmission consent"). A cable system generally is required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage or retransmission consent requirements of the 1992 Act. Local non-commercial television stations are also given mandatory carriage rights. The FCC recently issued rules establishing standards for digital television ("DTV"). Among other provisions, the FCC's rules require television stations to simulcast their NTSC and DTV signals for a period of years. During this simulcast period, it is unclear whether must-carry rules will apply to DTV signals. The Communications Act permits franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. Cable systems with 36 or more channels must designate a portion of their channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator.

               On September 8, 1997, the Company was notified by the FCC that it has ruled that certain of the Company's upper levels of service for its New Jersey systems are regulated levels of service and that the Company's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. The Company had treated these levels of service as unregulated. The Company intends to contest this decision. The Company does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition.

               Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided. Local franchising authorities (state or local, depending on the practice in individual states) may award one or more franchises within their jurisdictions and prohibit non-grandfathered cable systems from operating without a franchise in such jurisdictions. The Communications Act also provides that in granting or renewing franchises, local authorities may establish requirements for cable-related facilities and equipment, but not for video programming or information services other than in broad categories. The Communications Act limits the payment of franchise fees to 5% of revenues derived from cable operations and permits the cable operator to obtain modification of franchise requirements by the franchise authority or judicial action if warranted by changed circumstances.

               RCN's ability to provide franchised cable television services is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. RCN currently has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. Approximately 39 of RCN's hybrid fiber/coaxial cable systems' franchises are due for renewal within the next three years. No assurance can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

               The hybrid fiber/coaxial cable systems are also subject to certain service quality standards and other obligations imposed by the FCC and, where effective competition has not been demonstrated to exist, to rate regulation by the FCC as well. RCN's cable television system in Pennsylvania has been operating in a competitive cable environment for almost 30 years, with approximately 80% of the homes passed having access to an alternate cable operator, Service Electric Cable TV. As a result, the Company's Pennsylvania cable system is exempt from many FCC cable television regulations, including rate regulation. Its other cable television systems in New York State and New Jersey currently remain subject to FCC rate regulation. With the passage of the 1996 Act, however, all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets.

               The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. In some cases, utility companies have increased pole attachment fees for cable systems that have installed fiber optic cables and that are using such cables for the distribution of non-video services. The FCC concluded that, in the absence of state regulation, it has jurisdiction to determine whether utility companies have justified their demand for additional rental fees and that the Communications Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. The 1996 Act and the FCC's implementing regulations modify the current pole attachment provisions of the Communications Act by immediately permitting certain providers of telecommunications services to rely upon the protections of the current law and by requiring that utilities provide cable systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way controlled by the utility. The FCC has recently adopted new regulations to govern the charges for pole attachments used by companies provided telecommunications services, including cable operators. These new pole attachment rate regulations will become effective five years after enactment of the 1996 Act, and any increase in attachment rates resulting from the FCC's new regulations will be phased in equal annual increments over a period of five years beginning on the effective date of the new FCC regulations. The ultimate outcome of these rulemakings and the ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on the Company or its businesses cannot be determined at this time.

               The 1992 Act, the 1996 Act and FCC regulations preclude any satellite video programmer affiliated with a cable company, or with a common carrier providing video programming directly to its subscribers, from favoring an affiliated company over competitors and require such programmers to sell their programming to other multichannel video distributors. These provisions limit the ability of program suppliers affiliated with cable companies or with common carriers providing satellite delivered video programming directly to their subscribers to offer exclusive programming arrangements to their affiliates. The Communications Act also includes provisions, among others, concerning horizontal and vertical ownership of cable systems, customer service, subscriber privacy, marketing practices, equal employment opportunity, obscene or indecent programming, regulation of technical standards and equipment compatibility.

               In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as equal employment opportunity, syndicated program exclusivity, network program non-duplication, registration of cable systems, maintenance of various records and public inspection files, microwave frequency usage, lockbox availability, sponsorship identification, antenna structure notification, tower marking and lighting, carriage of local sports broadcast programming, application of rules governing political broadcasts, limitations on advertising contained in non-broadcast children's programming, consumer protection and customer service, ownership of home wiring, indecent programming, programmer access to cable systems, programming agreements, technical standards, consumer electronics equipment compatibility and closed captioning. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations.

               Other bills and administrative proposals pertaining to cable television have previously been introduced in Congress or considered by other governmental bodies over the past several years. It is probable that there will be legislative proposals in the future by Congress and other governmental bodies relating to the regulation of communications services.

               Cable television systems are subject to federal compulsory copyright licensing covering the retransmission of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their basic revenues to a federal copyright royalty pool, cable operators can obtain blanket licenses to retransmit the copyrighted material on broadcast signals.

               The data services business, including Internet access, is largely unregulated at this time (apart from Federal, state, and local laws and regulations applicable to businesses in general). However, there can be no assurance that this business will not become subject to regulatory restraints. Some jurisdictions have sought to impose taxes and other burdens on providers of data services, and to regulate content provided via the Internet and other information services. RCN expects that proposals of this nature will continue to be debated in Congress and state legislatures in the future. In addition, although the FCC has on several occasions rejected proposals to impose additional costs on providers of Internet access service and other data services to the extent they use local exchange telephone network facilities for access to their customers, similar proposals may well be considered by the FCC or Congress in the future.

               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time.

Employees

               As of December 31, 1997 the Company had 1,150 full-time employees including general office and administrative personnel. The Company considers relations with its employees to be good.

Properties

               RCN provides its services through facilities owned and leased by RCN and its subsidiaries. RCN's properties are maintained in generally good operating condition. See "--The Delivery Platforms."

Legal Proceedings

               On September 30, 1997, the Yee Family Trusts, as holders of Commonwealth Telephone's Preferred Stock Series A and Preferred Stock Series B, filed an action against the Company, Commonwealth Telephone and Cable Michigan in the Superior Court of New Jersey, Chancery Division. The complaint alleges that Commonwealth Telephone's distribution of the common stock of RCN and Cable Michigan in connection with its restructuring (1) constituted a fraudulent conveyance; (2) breached the terms of a contract between plaintiffs and Commonwealth; (3) breached the covenant of good faith and fair dealing allegedly owed plaintiffs; and (4) breached fiduciary duties allegedly owed plaintiffs. On December 1, 1997, the complaint was amended to allege that Commonwealth Telephone's distribution of the common stock of RCN and Cable Michigan was an unlawful distribution in violation of 15 Pa.C.S. 1551(b)(2). The plaintiffs are seeking to set aside the alleged fraudulent conveyance and unspecified monetary damages alleged to be in excess of $52 million. The Company believes this lawsuit is without merit and intends to contest this action vigorously. On January 9, 1998, the defendants, including RCN, filed a Motion to Dismiss, or in the Alternative, for Summary Judgment. Plaintiffs' response to this motion is due on March 9, 1998 and defendants' reply is due on April 6, 1998. The New Jersey court is scheduled to hear oral argument on the motion on or about April 17, 1998.

               In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.


                                  MANAGEMENT

               Structure of RCN's Board of Directors

               The Company Board is divided into three classes of directors and consists of 12 directors. The term of office of Class I Directors will expire at the 1998 annual meeting, the term of office of Class II Directors will expire at the 1999 annual meeting and the term of office of Class III Directors will expire at the 2000 annual meeting. At each annual meeting of stockholders held after September 30, 1997, a class of directors will be elected for a three year term to replace the class whose term has then expired.

               The Company Board has established an executive committee which will, among other things, have all the powers of the Company Board in the management of the business and affairs of the Company at all times when the Company Board is not in session. Members are Messrs. McCourt (Chairman), Scott, Mahoney and Crowe.

               The Company Board has established a compensation pension committee which will make recommendations to the Company Board on matters related to employee compensation and plans concerning the orderly succession of officers and key management personnel. Members are Messrs. Roth (Chairman), Yanney and Fasola.

               The Company Board has also established an audit committee which will, among other things, consider the overall scope and approach of the annual audit and recommendations from the audit performed by the independent accountants; recommend the appointment of the independent accountants; consider significant accounting methods adopted or proposed to be adopted; and consider procedures for internal controls. Members are Messrs. Fasola (Chairman), O'Neill, May and Graham.

Executive Officers and Directors

               The following table sets forth certain information as of February 28, 1998 concerning the directors and executive officers of RCN:

            Name            Age               Position
            ----            ---               --------

David C. McCourt.........   41   Director (Class III),
                                 Chairman and Chief Executive Officer

Michael J. Mahoney.......   47   Director (Class I),
                                 President and Chief Operating Officer

Bruce C. Godfrey.........   42   Director (Class II),
                                 Executive Vice President and Chief Financial
                                  Officer

Mark Haverkate...........   43   Executive Vice President, Business
                                 Development

Michael A. Adams.........   40   President, Technology and Network
                                 Development Group, and Executive Vice
                                 President

Dennis J. Spina..........   53   Vice Chairman and President, Internet
                                 Services

James Q. Crowe...........   48   Director (Class III)

Alfred Fasola............   48   Director (Class II)

Stuart E. Graham.........   52   Director (Class I)

Richard R. Jaros.........   46   Director (Class II)

Thomas J. May............   50   Director (Class I)

Thomas P. O'Neill, III...   53   Director (Class I)

Eugene Roth..............   62   Director (Class III)

Walter Scott, Jr.........   66   Director (Class III)

Michael B. Yanney........   64   Director (Class II)

Ralph S. Hromisin........   37   Vice President and Chief Accounting Officer

Kenneth R. Knudsen.......   51   Senior Vice President, Sales and Marketing

Salvatore M. Quadrino....   50   Chief Administrative Officer

Paul E. Sigmund..........   33   Executive Vice President

Timothy J. Stoklosa......   37   Senior Vice President and Treasurer

               David C. McCourt, 41, has been the Chairman and Chief Executive Officer of the Company as well as a Director since September 1997. Mr. McCourt has served as a Director and Chairman and Chief Executive Officer of Cable Michigan since September 30, 1997. In addition, he is a Director and Chairman and Chief Executive Officer of Commonwealth Telephone, positions he has held since October 1993. Mr. McCourt has also been President and Chief Executive Officer, as well as a Director, of Level 3 Telecom. He has also been Chairman and Chief Executive Officer as well as a Director of Mercom since October 1993, Director of MFS Communications Company, Inc. from July 1990 to December 1996, President and a Director of Metropolitan Fiber Systems/McCourt, Inc., a subsidiary of MFS Telecom, Inc., since 1988, a Director of Cable Satellite Public Affairs Network ("C-SPAN") since June 1995, a director of WorldCom, Inc. since December 1996 and a Director of Kiewit Diversified Group, Inc. now Level 3 Communications, Inc. ("LCI") since August 1997.

               Michael J. Mahoney, 47, has been the President and Chief Operating Officer, as well as a Director, of the Company since September 1997. Mr. Mahoney is also a Director of Commonwealth Telephone, a position he has held since May 1995. Mr. Mahoney was President and Chief Operating Officer of C-TEC from February 1994 to September 1997, President and Chief Operating Officer of Mercom from February 1994 to October 1997 and a Director of Mercom since January 1994. In addition, he was Executive Vice President of Commonwealth Telephone's Cable Television Group from June 1991 to February 1994, and Executive Vice President of Mercom from December 1991 to February 1994.

               Bruce C. Godfrey, 42, has been the Executive Vice President, Chief Financial Officer, Corporate Secretary and a Director of the Company since September 1997. Mr. Godfrey has also been a Director of Cable Michigan as well as its Secretary since such date. Mr. Godfrey has been a Director of Commonwealth Telephone since November 1996 and has been Executive Vice President and Chief Financial Officer of Commonwealth Telephone since April 1994. He has also been Executive Vice President and Chief Financial Officer of Mercom from April 1994 to October 1997 and a Director of Mercom since May 1994 and Corporate Secretary since October 1997. Mr. Godfrey was also Senior Vice President and Principal of Daniels and Associates from January 1984 to April 1994.

               Mark Haverkate, 43, has been the Executive Vice President, Business Development of the Company since September, 1997. Mr. Haverkate has also been President and Chief Operating Officer and a director of Cable Michigan since such date. He was the President of RCN Development from June 1997 to September 1997 and Executive Vice President of Business Development at Commonwealth Telephone from May 1997 to September 1997. Previously, he was President for Business Operations at RCN Telecom Services, Inc. from November 1996 to June 1997, Executive Vice President of RCN Telecom Services, Inc. from August 1996 to November 1996, Executive Vice President of Commonwealth Telephone's Cable Television Group from July 1995 to August 1996, Executive Vice President of Development for Commonwealth Telephone from February 1995 to July 1995, Executive Vice President for Development at Mercom from November 1995 to February 1996, Vice President of Development for Commonwealth Telephone from December 1993 to February 1995, Vice President of Development at Mercom from December 1993 to February 1995, Vice President of Commonwealth Telephone's Cable Television Group from October 1989 to December 1993.

               Michael A. Adams, 40, has been the President, Technology and Network Development Group of the Company and Executive Vice President of the Company since September, 1997. Mr. Adams held the corresponding position at Commonwealth Telephone from November 1996 to September 1997. Prior to that date, Mr. Adams held the following positions: Executive Vice President of Technology and Strategic Development of Commonwealth Telephone from August 1996 to November 1996, Executive Vice President of the Communications Services Group from September 1994 to June 1996, Vice President of Technology from November 1993 to September 1994 and Vice President of Engineering for RCN Telecom Services from September 1992 to October 1993.

               Dennis J. Spina, 53, has served as Director, Vice-Chairman and President of Internet Services of the Company since February 1998.
Previously, he served as Chief Executive Officer of Erols from August 1996 to February 1998. From January 1996 until July 1996, he worked as an independent consultant in the service and distribution industry. From November 1994 to December 1995, he served as President and Chief Executive Officer of International Service Systems, a company engaged in the business of janitorial and energy management. From August 1990 to October 1994, he served as President and Chief Executive Officer of Suburban Propane, Inc. ("Suburban Propane"), a division of Hanson PLC. He was hired in a turnaround capacity and also served as President and Chief Executive Officer of Petrolane, Inc. ("Petrolane"), a propane distribution company managed by Suburban Propane, from August 1990 until its sale in July 1993. From 1973 to 1990, he worked at Federal Express Corporation, ultimately serving as Vice President and Officer.

               James Q. Crowe, 48, has been a Director of the Company since September 1997. Since August 1, 1997, Mr. Crowe has been the President and Chief Executive Officer of LCI a wholly owned subsidiary of PKS. Mr. Crowe is also a Director of Commonwealth Telephone, a position he has held since 1993. Mr. Crowe has served as Chairman of the Board of Directors of MFS/WorldCom since 1988 and Chief Executive Officer of MFS/WorldCom since November 1991 and was President of MFS/WorldCom from January 1988 to June 1989 and April 1990 to January 1992. Mr. Crowe is a Director of PKS, a construction and mining company, and CalEnergy Company, Inc., ("CECI"), a geothermal energy producer, LCI since July 1997 and Quest Communications International, Inc., a communications company. Mr. Crowe was Chairman of the Board of Directors of WorldCom, Inc. from December 1996 to June 1997.

               Alfred Fasola, 48, has been a Director of the Company since September 1997. Mr. Fasola was with the consulting firm Taggert Fasola Group, of which he was a co-founder and 50% shareholder, from 1986 to 1996. During this period, Mr. Fasola served as Chairman, Chief Executive Officer, President and/or Chief Operating Officer of various public and private companies including Herman's Sporting Goods from 1993 to 1995 and Circle Express from 1988 to 1989.

               Stuart E. Graham, 52, has been a Director of the Company since September 1997. Mr. Graham is also a Director of Commonwealth Telephone, a position he has held since 1990. Mr. Graham is President of Skanska. Previously he has been Chief Executive Officer of several Skanska USA subsidiaries including Sordoni Skanska, Slattery Skanska and Skanska E & C.

               Richard R. Jaros, 46, has been a Director of the Company since September 1997. Mr. Jaros is a member of the Board of Directors of WorldCom, LCI, CalEnergy Company and Commonwealth Telephone. From 1980 to 1992 and from 1994 to 1997, Mr. Jaros served as President of LCI and Executive Vice President and Chief Financial Officer of PKS. He served as Chairman of CECO from 1993 to 1994 and as President from 1992 to 1993.

               Thomas J. May, 50, has been a Director of the Company since September 1997. Mr. May has been Chairman, President and Chief Executive Officer of Boston Edison Company since 1994. Previously, Mr. May served as President and Chief Operating Officer of Boston Edison Company from 1993 to 1994 and as an Executive Vice President from 1990 to 1993.

               Thomas P. O'Neill, III, 53, has been a Director of the Company since September 1997. Mr. O'Neill is the Chairman and founder of McDermott/O'Neill & Associates. Prior to forming McDermott/O'Neill in 1991, Mr. O'Neill founded Bay State Investors, Inc. in 1983.

               Eugene Roth, 62, has been a Director of the Company since September 1997. Mr. Roth is also a Director of Commonwealth Telephone, a position he has held since 1989. Mr. Roth has been a Partner at Rosenn, Jenkins and Greenwald (Attorneys) since 1964 and is also a Director of the Pennsylvania Regional Board of Directors of First Union National Bank.

               Walter Scott, Jr., 66, has been a Director of the Company since September 1997. Mr. Scott is also a Director of Commonwealth Telephone, a position he has held since 1993. Mr. Scott has been Chairman of the Board of Directors and President of PKS for over five years and is also a Director of Berkshire Hathaway Inc., Burlington Resources, Inc., CECI, ConAgra, Inc., US Bancorp, Valmont Industries, Inc., and Level 3 Telecom. Mr. Scott was a Director of WorldCom, Inc. from December 1996 to July 1997.

               Michael B. Yanney, 64, has been a Director of the Company since September 1997. Mr. Yanney has been Chairman and Chief Executive Officer of America First Companies L.L.C. since 1984 and is also a Director of Burlington Northern Santa Fe Corporation, Lozier Corporation, Forest Oil Corporation, Freedom Communication, Inc. and Mid-America Apartment Communities, PKS Information Systems, Inc. and LCI. Mr. Yanney was a Director of WorldCom, Inc. from December 1996 to July 1997 and C-TEC from August 1996 to September 1997.

               Ralph S. Hromisin, 37, has been Vice President and Chief Accounting Officer of the Company since September 1997. He has also been Vice President and Chief Accounting Officer of Cable Michigan since September 1997 and of Commonwealth Telephone since August 1994. Mr. Hromisin has been Vice President and Corporate Controller for Mercom since October 1996, Director of Corporate Accounting for Commonwealth Telephone from March 1992 to August 1994. He also held various positions, most recently Audit Manager for Parente, Randolph, Orlando, Carey & Associates, CPA's from November 1982 to March 1992.

               Kenneth R. Knudsen, 51, has been Senior Vice President of Sales & Marketing of the Company since June 1997 and Vice President of Sales and General Manager of RCN Telecom Services, Inc. from January 1996 to May 1997. Previously, Mr. Knudsen served as Chief Executive Officer and Partner of KCI Consulting, Inc. from 1994 to January 1996 and Senior Vice President of Ryan Management Group from 1993 to 1994. From 1970 to 1988 he also held Officer and Senior Management positions at Nabisco, Ocean Spray Cranberries, Frito-lay, Inc. and Procter and Gamble Company.

               Salvatore M. Quadrino, 50, has been Chief Administrative Officer of the Company since February 1998. Previously he served as Vice President, Treasurer and Chief Financial Officer of Erols from September 1997 to February 1998. From October 1996 to August 1997, he worked as an independent financial consultant in the service and distribution industry. From October 1994 to September 1996, he served as President and Chief Executive Officer of Suburban Propane, a division of Hanson PLC, which conducted its initial public offering in March 1996, and from March to October 1996 he served as a member of Suburban Propane's Board of Supervisors. Mr. Quadrino initially was hired in a turn around capacity, served as Vice President and Chief Financial Officer of Suburban Propane from October 1990 to September 1994 and as Vice President, Chief Financial Officer and Treasurer of Petrolane from August 1990 until its sale in July 1993.

               Paul E. Sigmund, 33, has been Executive Vice President of the Company since September 1997 and Executive Vice President of RCN International Holdings, Inc. since 1996. Previously, Mr. Sigmund was a Vice President at Smith Barney, Inc. from 1994 to 1996, an Associate at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1993 to 1994 and an Investment Associate at the International Finance Corporation/World Bank from 1986 to 1989.

               Timothy J. Stoklosa, 37, has been the Senior Vice President and Treasurer of the Company since September 1997. He has also served as Executive Vice President and Chief Financial Officer and a Director of Cable Michigan since such date. Mr. Stoklosa has been Senior Vice President of Finance of Commonwealth Telephone since February 1997, Treasurer of Commonwealth Telephone since August 1994 and Executive Vice President and Chief Financial Officer of Mercom since October 1997. Previously, Mr. Stoklosa was Vice President of Finance of Commonwealth Telephone from May 1995 to February 1997, Manager of Mergers and Acquisitions at PKS from October 1991 to August 1994 and Senior Financial Analyst of Corporate Development at Citizens Utilities Co. from February 1990 to October 1991.

Executive Compensation

               The following table sets forth certain information regarding the compensation paid for the periods indicated to the Chief Executive Officer of RCN and the four other most highly compensated executive officers of RCN (collectively, the "Named Executive Officers"). As previously stated, all amounts regarding shares and per share data of RCN Common Stock have been adjusted to reflect the Stock Dividend.

                          SUMMARY COMPENSATION TABLE


                            Annual Compensation                               Long-Term Compensation
                     -------------------------------                -------------------------------------
                                                                       Awards                    Payouts                   Total
                                                         Other      ------------               ----------                ----------
    Name and                                             Annual       Restricted   Securities               All Other
    Principal                                         Compensation      Stock      Underlying      LTIP    Compensation
    Position         Year   Salary($)(1)   Bonus($)     ($)(1)      Awards($)(2)  Options(#)   Payouts($)    ($)(3)
-------------------  ----   ------------  ----------  ------------  ------------  -----------  ----------  ------------  ----------

David C. McCourt.... 1997     $500,000    $1,400,000           --       $380,000   1,000,000           --     $  2,703   $1,902,703
Chairman and Chief   1996      491,154       700,000           --        238,333          --           --        5,478    1,196,632
Executive Officer    1995      397,885       700,000           --        220,000     500,000           --        5,612    1,103,497

Michael J. Mahoney.. 1997     $248,654    $  500,000           --       $149,731     400,000           --     $  5,871   $  754,525
President and Chief  1996      235,027       175,000           --         67,017          --           --        5,478      415,505
Operating Officer    1995      222,462       100,000           --         65,000          --           --        5,952      328,414

Bruce C. Godfrey.... 1997     $243,077    $  500,000           --       $148,615     400,000           --     $  5,763   $  748,840
Executive Vice       1996      221,462       165,000           --         74,333          --           --        4,965      391,427
President and        1995      183,731       150,000           --         67,000          --           --        4,790      338,521
Chief Financial
Officer

Mark Haverkate.....  1997     $205,192    $  100,000           --       $ 61,038      80,000           --     $ 16,045   $  308,177
Executive Vice       1996      158,231       135,000           --         51,667          --           --        3,641      296,872
President, Business  1995      137,952       100,000           --         48,000      70,000           --        5,058      243,010
Development

Michael A. Adams...  1997     $203,269    $  150,000           --       $ 70,654     230,000           --     $ 16,045   $  369,314
President,           1996      138,673       155,000           --         36,950          --           --        3,853      297,526
Technology and       1995      122,885        46,000           --         34,200      40,000           --        3,991      172,876
Network
Development


---------------
(1) The only type other Annual Compensation for each of the Named Executive Officers was in the form of perquisites and was less than the level required for reporting.

(2) Represents the market value on the date of grant of restricted stock awards. In connection with the Distribution, shares of restricted C-TEC Common Stock awarded under the C-TEC Executive Stock Purchase Plan ("ESPP") and share units awarded under the ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone, RCN and Cable Michigan.

(3) Includes the following amounts for the last fiscal year: (i) David
    McCourt: $486 - Company paid life insurance; $2,217 - 401(k) Company match; (ii) Bruce Godfrey: $486 - Company paid life insurance; $5,277
    - 401(k) Company match; (iii) Michael Mahoney: $486 - Company paid life insurance; $5,385 - 401(k) Company match; (iv) Mark Haverkate:
    $486 - Company paid life insurance; $2,499 - 401(k)  Company match;
    (v) Michael Adams: $483 - Company paid life insurance; $3,675 - 401(k) Company match; $11,887 - Relocation costs.

    The following amounts are for 1996 fiscal year:  (i)  David McCourt:
    $396 - Company paid life insurance; $5,082 - 401(k)  Company match;
    (ii) Bruce Godfrey: $396 - Company paid life insurance; $4,569 - 401(k) Company match; (iii) Michael Mahoney: $396 - Company paid life insurance; $5,082 - 401(k) Company match; (iv) Mark Haverkate:
    $392 - Company paid life insurance; $3,249 - 401(k)  Company match;
    (v) Michael Adams: $363 - Company paid life insurance; $3,490 - 401(k) Company match.

    The following amounts are for 1995 fiscal year:  (i)  David McCourt:
    $530 - Company paid life insurance; $5,082 - 401(k)  Company match;
    (ii) Bruce Godfrey: $510 - Company paid life insurance; $4,280 - 401(k) Company match; (iii) Michael Mahoney: $870 - Company paid life insurance; $5,082 - 401(k) Company match; (iv) Mark Haverkate:
    $861 - Company paid life insurance; $4,197 - 401(k)  Company match;
    (v) Michael Adams: $253 - Company paid life insurance; $3,738 - 401(k) Company match.

    Does not include amounts paid to certain senior offices listed for relocation expenses incurred in moving said senior officers and their families to the Company's new executive offices in Princeton, New Jersey.

    As of December 31, 1997, the aggregate holdings and value of restricted stock awards for RCN Common Stock were as follows:

                                      RCN
                              Corporation Shares        Aggregate Value
                              ------------------        ---------------
David C. McCourt........            49,707.58                $851,242
Michael J. Mahoney......            17,585.70                $301,155
Bruce C. Godfrey........            18,064.74                $309,359
Mark Haverkate..........             9,495.76                $162,815
Michael Adams...........             8,960.16                $153,442



    Vesting of restricted shares is accelerated upon a change in control of the Company. Dividends, if any, are paid on restricted shares.
    Subject to continued employment, restricted share units credited to participants' accounts vest in three calendar years following the date on which the share units were initially credited to the participant's account.
                           RCN Options/SAR Grants in Fiscal Year 1997

                         Number     % of Options
                       Securities    Granted to                                   Potential Realizable Value at
                       Underlying   Employees in  Total Exercise                      Assumed Annual Rates of
                        Options     Fiscal Year   or Base Price  Expiration       Stock Price Appreciation for
Name                   Granted(#)       1997         ($/sh)         Date                   Option Term
----                   ----------   ------------  -------------  ----------       -----------------------------
                                                  C>                         C>
                                                                                     5%($)            10%($)
                                                                                  -----------       -----------
David C. McCourt...     1,000,000       20.86%         15.315    10/30/2007        $9,627,500       $24,402,500
Michael J. Mahoney.       400,000        8.34%         15.315    10/30/2007        $3,851,000        $9,761,000
Bruce C. Godfrey...       400,000        8.34%         15.315    10/30/2007        $3,851,000        $9,761,000
Mark Haverkate.....        20,000        0.42%          8.360     2/12/2007          $105,910          $266,490
Mark Haverkate.....        60,000        1.25%         15.315    10/30/2007          $577,650        $1,464,150
Michael A. Adams...        30,000        0.63%          8.360     2/21/2007          $157,785          $399,735
Michael A. Adams...       200,000        4.17%         15.315    10/30/2007        $1,925,500        $4,880,500


               The following table sets forth the fiscal year-end value of unexercised options held by each Named Executive Officer.

              Aggregate Option Exercises in Last Fiscal Year and
                               Fiscal Year-End Option Values(1)


                                 Number of Securities Underlying           Value of Unexercised In-the-
                                 Unexercised Options at December           Money Options at December 31,
                                           31, 1997(2)                              1997(2)(3)
                               -----------------------------------      -----------------------------------
                               Exercisable(#)     Unexercisable(#)      Exercisable($)     Unexercisable($)
                               --------------     ----------------      --------------     ----------------
David C. McCourt.........          500,000              1,500,000           $5,116,300           $6,971,950
Michael J. Mahoney.......          120,000              1,200,000            1,207,200            1,529,800
Bruce C. Godfrey.........           84,000                456,000              845,040            1,288,360
Mark Haverkate...........           58,000                282,000              578,128            1,140,527
Michael A. Adams.........           58,000                142,000              574,114              893,711

---------------
(1) No RCN stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 1997.

(2) Denominated in shares of RCN Common Stock.

(3) The fair market value of RCN Common Stock at December 31, 1997 was $17.125 per share.


Effect of Distribution on Equity-Related Benefits

               In connection with the Distribution, each C-TEC option held by the Named Executive Officers and all other holders of such options was adjusted so that each such executive officer and other holder currently holds options to purchase shares of Commonwealth Telephone Common Stock, RCN Common Stock and Cable Michigan Common Stock, respectively. The number of shares subject to, and the exercise price of, such options were adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and Commonwealth Telephone options immediately after the Distribution was equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution. Shares of restricted C-TEC Common Stock awarded under the C-TEC Executive Stock Purchase Plan ("ESPP") and share units awarded under the ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone, the Company and Cable Michigan. See Note (4) to "Security Ownership of Certain Beneficial Owners and Management."

Pension Benefits

               C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective after December 31, 1996, in general, employees other than those of the C-TEC Group no longer accrue benefits under the C-TEC defined benefit pension plan, but became fully vested in their benefits accrued through that date. Such benefits, for the Named Executive Officers affected by this event, computed as the present value at July 31, 1997 of a life annuity beginning at age 65, are as follows: Mr. McCourt, $11,679; Mr. Mahoney, $29,124; Mr. Godfrey, $10,874; Mr. Haverkate, $41,894; and Mr. Adams, $7,249.

Directors' Compensation

               Non-employee Directors of the Company will receive a retainer of $900 per month and will be paid $1,000 for each board meeting attended. The Committee Chairmen and other committee members will be paid $1,500 and $1,000, respectively, for each committee meeting attended. Pursuant to the RCN Corporation 1997 Stock Plan for Non-Employee Directors, the retainer will be paid in shares of RCN Common Stock and each non-employee director will receive an annual grant of a non-qualified option covering 4,000 shares of RCN Common Stock.

Compensation Committee Interlocks and Insider Participation

               The Company has established a Compensation Committee, all the members of which are non-employee directors.


        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

               Set forth in the table below is information as of March 1, 1998 (or as of the dates specified in the explanatory footnote in the case of one of the five-percent stockholders) with respect to the number of shares of RCN Common Stock beneficially owned by (i) each person or entity known by the Company to own more than five percent of the outstanding RCN Common Stock,
(ii) each director of the Company, (iii) each of the Named Executive Officers of the Company and (iv) all directors and officers of the Company as a group. To the Company's knowledge, unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth opposite the person's or entity's name. As previously stated, all amounts regarding shares and per share data of RCN Common Stock have been adjusted to reflect the Stock Dividend.

                                                       RCN Common Stock
                                               -----------------------------
Name of Beneficial Owner                         Number of
                                                  Shares         Percent of
                                               Beneficially      Outstanding
                                                 Owned(1)         Shares(1)
                                               ------------      -----------
Directors and Named Executive Officers
Michael A. Adams (2).........................     22,566               *
James Q. Crowe...............................        832               *
Alfred Fasola................................        166               *
Bruce C. Godfrey (2).........................     53,750               *
Stuart E. Graham.............................     10,174               *
Mark Haverkate (2)...........................     66,364               *
Richard R. Jaros.............................      6,006               *
Michael J. Mahoney (2).......................     60,042               *
Thomas J. May................................      2,166               *
David C. McCourt (2)(3)......................    175,722               *
Thomas P. O'Neill, III.......................      2,166               *
Eugene Roth..................................     13,608               *
Walter Scott, Jr.............................        832               *
Dennis Spina.................................         --               --
Michael B. Yanney............................      4,888               *
All Directors and Executive Officers
  as a Group (20 persons)(2)(3)..............    428,584               *
5% Stockholders
Level 3 Telecom Holdings, Inc.(4)............ 26,640,970              46

---------------
*  Less than 1% of outstanding shares.

(1) Includes shares of Company Common Stock acquired in respect of Matching Shares but excludes RCN Share Units.

(2) Under the ESPP, participating executive officers who forgo current compensation are credited with "Share Units," the value of which is based on the value of a share of Company Common Stock. ESPP participants who elect to receive Share Units in lieu of current compensation are also credited with restricted "Matching Shares," which vest over a period of 3 years from the grant date, subject to continued employment. Matching Shares, unless forfeited, have voting and dividend rights. In connection with the Distribution, Share Units and Matching Shares were adjusted in an equitable manner so that participants were credited with an aggregate equivalent value of restricted shares of Commonwealth Telephone, RCN and Cable Michigan Common Stock. The holdings indicated include Share
    Units and Matching Shares.

(3) Includes 450 shares of Company Common Stock which are owned by Mr. McCourt's wife. Mr. McCourt disclaims beneficial ownership of such shares.

(4) LCI owns 90% of the common stock and all of the preferred stock of Level 3 Telecom. David C. McCourt, Chairman and Chief Executive Officer of Commonwealth Telephone and RCN, owns the remaining 10% of the common stock of Level 3 Telecom. LCI is a wholly owned subsidiary of PKS. The address for Level 3 Telecom, LCI and PKS is 1000 Kiewit Plaza, Omaha, Nebraska 68131.

               The table below shows in respect of each Named Executive Officer the number of shares of RCN Common Stock purchased outright, Share Units relating to RCN Common Stock acquired by each such Named Executive Officer in lieu of current compensation, and the forfeitable Matching Shares of RCN Common Stock held by each such Named Executive Officer:

                                              Share Unit                                            Total Purchased
                                            Acquired Under                                           and Acquired
                              Shares          the ESPP in        Total Shares       Restricted      and Restricted
                             Purchased      Lieu of Current      Purchased and       Matching          Matching
                             Outright        Compensation          Acquired          Shares             Shares
                             ---------      ---------------      -------------       ---------      ---------------
Michael A. Adams........        1,834            10,366              12,200           10,366              22,566
Bruce C. Godfrey........       14,636            19,558              34,194           19,558              53,752
David C. McCourt........       68,788            53,466             122,254           53,466             175,720
Michael J. Mahoney......       21,732            19,154              40,886           19,154              60,040
Mark Haverkate..........       46,416             9,974              56,390            9,974              66,364


               The information set forth above does not give effect to the ownership of Company securities by Level 3 Telecom. Certain executive officers or directors of the Company are directly or indirectly affiliated with Level 3 Telecom. For information with respect to the beneficial ownership of securities by Level 3 Telecom, see "Security of Ownership Certain Beneficial Owners and Management."

Peter Kiewit Sons' Inc.

               Set forth below is certain information regarding the beneficial ownership of equity securities of PKS as of February 28, 1998, by each director, the Named Executive Officers and by all persons, as a group, who are currently directors or executive officers of the Company. The equity securities of PKS are Class B Construction & Mining Group Nonvoting Restricted Redeemable Convertible Exchangeable Common Stock (none of which is owned by management), Class C Construction and Mining Group Restricted Redeemable Convertible Exchangeable Common Stock ("Class C"), and Class D Diversified Group Convertible Exchangeable Common Stock ("Class D").


Name of Beneficial Owner                   Number of       Percent of        Number of          Percent of
                                        Class C Shares   Class C Shares    Class D Shares     Class D Shares
                                        --------------   --------------    --------------     --------------
Michael A. Adams....................             --            --                   --                --
James Q. Crowe......................             --            --             5,666,360             3.9%
Alfred Fasola.......................             --            --                   --                --
Bruce C. Godfrey....................             --            --                   --                --
Stuart E. Graham....................             --            --                   --                --
Mark Haverkate......................             --            --                   --                --
Richard R. Jaros....................             --            --             748,749(2)               *
Michael J. Mahoney..................             --            --                   --                --
Thomas J. May.......................             --            --                   --                --
David C. McCourt....................             --            --                57,500                *
Thomas P. O'Neill, III..............             --            --                   --                --
Eugene Roth.........................             --            --                   --                --
Walter Scott, Jr....................         100,000         1.3%            17,636,397            12.0%
Dennis Spina........................              --           --                    --               --
Michael B. Yanney...................              --           --                50,000               --
 All Directors and Executive
  Officers as a Group (20 persons)..         100,000         1.3%            24,161,161            16.4%

* Less than 1% of the outstanding of the class.

                                            (footnotes continued on next page)
---------------
(1) PKS is the sole stockholder of Level 3 Communications, Inc., formerly Kiewit Diversified Group Inc. ("LCI"), which holds 90% of the common stock of Level 3 Telecom and all of the preferred stock of Level 3 Telecom. David C. McCourt owns the remaining 10% of the common stock of Level 3 Telecom. The address for each of Level 3 Telecom, LCI and PKS is 1000 Kiewit Plaza, Omaha, Nebraska 68131. Level 3 Telecom was formerly known as RCN Corporation.

(2) Includes 185,000 shares in the Jaros Family Limited Partnership.


                         DESCRIPTION OF CAPITAL STOCK

               The following description of the capital stock of the Company is based upon the RCN Certificate of Incorporation and the RCN Bylaws and by applicable provisions of law. The following description is qualified in its entirety by reference to such RCN Certificate of Incorporation and RCN Bylaws, which are filed as exhibits to RCN's Information Statement on Form 10 ("Form 10").

Authorized Capital Stock

               The RCN Certificate of Incorporation authorizes the issuance of 100 million shares of RCN Common Stock, par value $1.00 per share, 200 million shares of RCN Class B Stock, par value $1.00 per share, and 25 million shares of RCN Preferred Stock par value $1.00 per share. RCN intends to propose to its annual meeting of shareholders a proposal to amend the RCN Certificate of Incorporation to increase the number of authorized shares of RCN Common Stock to 200 million and the number of authorized shares of RCN Class B Stock to 400 million.

RCN Common Stock

               Subject to the rights of the holders of any RCN Preferred Stock which may be outstanding, each holder of RCN Common Stock on the applicable record date is entitled to receive such dividends as may declared by the Company Board out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding RCN Preferred Stock. Each holder of RCN Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. Holders of RCN Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. On March 25, 1998, there were 57,802,978 shares of RCN Common Stock issued and outstanding (when adjusted for the Stock Dividend). RCN declared a one for one Stock Dividend on March 9, 1998 to be paid on April 3, 1998 and all share and per share data in this Prospectus have been adjusted for such Stock Dividend. The RCN Common Stock is admitted for trading on the NASDAQ.

               The RCN Certificate of Incorporation contains no restrictions on the alienability of the RCN Common Stock. For further information on the securities laws restrictions, if any, on transferability of the RCN Common Stock, see "Trading Market." Except as disclosed in the section entitled "Certain Statutory, Charter and Bylaw Provisions," no provision of the RCN Certificate of Incorporation or RCN Bylaws and no provision of any agreement or plan involving the Company is in effect that would discriminate against any existing or prospective holder of such securities as a result of such security holder owning a substantial amount of securities.

RCN Class B Stock

               The RCN Class B Stock is in all material respects identical to the RCN Common Stock except that (i) the RCN Class B Stock is generally non-voting, (ii) the RCN Common Stock is convertible at the option of the holder into RCN Class B Stock and (iii) in certain mergers, distributions and other transactions in which the holders of RCN Common Equity are entitled to receive equity interests of one or more corporations (including the Company), the equity interests distributed in respect of the RCN Common Stock and the RCN Class B Stock may have rights and privileges that are substantially equivalent to the rights and privileges of the RCN Common Stock and the RCN Class B Stock, respectively. As of the date hereof there are no outstanding shares of RCN Class B Stock and the Company does not have any current plan or intention to issue any RCN Class B Stock.

Preferred Stock

               Under the RCN Certificate of Incorporation, the Company Board has the authority to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. The authorized shares of Company Preferred Stock, as well as authorized but unissued shares of RCN Common Equity, are available for issuance without further action by the Company's shareholders, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of the Company's stock may then be listed or quoted.


                CERTAIN STATUTORY, CHARTER AND BYLAW PROVISIONS

               Certain provisions of the DGCL, the RCN Certificate of Incorporation and the RCN Bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. The following is a summary of certain of these provisions. The RCN Certificate of Incorporation and the RCN Bylaws are filed as exhibits to the Form 10, and the following summary is qualified in its entirety by reference to such documents.

Charter and Bylaw Provisions

               Classified Board of Directors; Removal of Directors. The RCN Certificate of Incorporation and the RCN Bylaws provide for the Company Board to be divided into three classes of directors. The term of office of the first class expires at the 1998 annual meeting, the term of office of the second class expires at the 1999 annual meeting, and the term of office of the third class expires at the 2000 annual meeting. At each annual meeting held thereafter, a class of directors will be elected to replace the class whose term has then expired. As a result, approximately one-third of the members of the Company Board will be elected each year and, except as described above, each of the directors serves a staggered three-year term. See "Management--Executive Officers and Directors." Moreover, as is permitted under the DGCL only in the case of a corporation having a classified board, the RCN Certificate of Incorporation and the RCN Bylaws provide that directors may be removed only for cause.

               These provisions could prevent a shareholder (or group of shareholders) having majority voting power from obtaining control of the Company Board until the second annual shareholders' meeting following the date the acquirer obtains such voting power. Accordingly, these provisions could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

               Shareholder Action by Written Consent; Special Meetings. The RCN Certificate of Incorporation and the RCN Bylaws provide that no action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, and that no action may be taken by the written consent of shareholders in lieu of a meeting. The RCN Certificate of Incorporation and the RCN Bylaws also provide that special meetings of the Company's shareholders may be called only by the Company Board, the Chairman of the Company Board or the Chief Executive Officer of the Company. These provisions may make it more difficult for shareholders to take action opposed by the Company Board.

               Advance Notice Provisions. The RCN Bylaws establish an advance written notice procedure for shareholders seeking to nominate candidates for election as directors at an annual meeting of shareholders or to bring business before an annual meeting of shareholders of the Company. The RCN Bylaws provide that only persons who are nominated by or at the direction of the Company Board, or by a shareholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The RCN Bylaws also provide that at any meeting of shareholders only such business may be conducted as has been brought before the meeting by or at the direction of the Company Board or, in the case of an annual meeting of shareholders, by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before such meeting. Under the RCN Bylaws, for any such shareholder notice to be timely, such notice must be received at the principal executive offices of the Company in writing not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder must be received not later than the close of business on the 10th day following the day on which such notice or public disclosure was given or made. Under the RCN Bylaws, a shareholder's notice must also contain certain information specified in the RCN Bylaws. These provisions may preclude or deter some shareholders from bringing matters before, or making nominations for directors at, an annual meeting.

               Preferred Stock. Under the RCN Certificate of Incorporation, the Company Board will have the authority, without further shareholder approval, to create one or more series of preferred stock, to issue shares of preferred stock in such series up to the maximum number of shares of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Pursuant to this authority, the Company Board could create and issue a series of preferred stock with rights, privileges or restrictions having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of RCN Common Stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company without any further action by the shareholders of the Company.

               Amendment of Certain Charter and Bylaw Provisions. The RCN Certificate of Incorporation provides that the Company Board may adopt, amend or repeal any provision of the RCN Bylaws. The RCN Certificate of Incorporation and the RCN Bylaws also provide that RCN Bylaw provisions may be adopted, amended or repealed by the affirmative vote of shareholders holding not less than 66(2)/(3)% of the total number of votes entitled to be cast in the election of directors.

               Any amendment, modification or repeal of the provisions of the RCN Certificate of Incorporation relating to the election and removal of directors, the right to call special meetings, the prohibition on action by written consent, amendment of the RCN Bylaws and the limitation of liability and indemnification of officers and directors will require approval by the affirmative vote of shareholders holding at least 66(2)/(3)% of the total number of votes entitled to vote generally in the election of directors.

Delaware Takeover Statute

               The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years following the date that such shareholder became an interested shareholder, unless (i) prior to such date either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding, shares owned by (A) persons who are both directors and officers and (B) employee stock plans in certain circumstances), or (iii) on or after such date the business combination is approved by the board and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66(2)/(3)% of the outstanding voting stock which is not owned by the interested shareholder. A "business combination" includes a merger, consolidation, asset sale, or other transaction resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The restrictions imposed by Section 203 will not apply to a corporation if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or
(ii) 12 months have passed after the corporation, by action of its shareholders holding a majority of the outstanding stock, adopts an amendment to its certificate of incorporation or Bylaws expressly electing not to be governed by Section 203. The Company has not elected out of Section 203 and, therefore, the restrictions imposed by Section 203 will apply to the Company. Prior to the Distribution, the Company Board approved of Level 3 Telecom becoming an interested shareholder and, consequently, Section 203 would not apply to any business combination with Level 3 Telecom.

Liability and Indemnification of Directors and Officers

               Certain provisions of the DGCL and the RCN Certificate of Incorporation and the RCN Bylaws relate to the limitation of liability and indemnification of directors and officers of the Company. These various provisions are described below.

               The RCN Certificate of Incorporation provides that the Company's directors are not personally liable to the Company or its shareholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by DGCL. Under existing DGCL, directors would not be personally liable to the Company or its shareholders for monetary damages for breach of their fiduciary duties as a director, except for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived improper personal benefit or (iv) the unlawful payment of dividends or unlawful stock repurchases or redemptions. This exculpation provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or the Company from bringing a lawsuit against directors of the Company for breach of their fiduciary duties as directors. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

               The RCN Certificate of Incorporation also provides that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by DGCL. This right to indemnification shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by DGCL. This right to indemnification shall be a contract right. The Company may, by action of the Company Board, provide indemnification to such of the employees and agents of the Company to such extent and to such effect as the Company Board determines to be appropriate and authorized by DGCL.

               The Company purchases and maintains insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power or the obligation to indemnify him or her against such liability under the provisions of the RCN Certificate of Incorporation.


                             SELLING SHAREHOLDERS

               The table below sets forth certain information with respect to the Selling Shareholders and their beneficial ownership of Shares as of March 1, 1998. Except Geoffrey Schultz and Macia Misiorski, none of the Selling Shareholders or their affiliates hold any positions, or offices or had any other material relationships with the Company, or any of its predecessors or affiliates, during the past three years. The Company's authorized capital stock includes Common Stock, Class B Stock and Preferred Stock. The economic rights of each class of Company Common Equity are identical, but voting and conversion rights differ. Holders of Common Stock are entitled to one vote per share and holders of Class B Stock are not entitled to vote. Shares of Common Stock are convertible into shares of Class B Stock. See "Description of Capital Stock."


                                                           Number of Shares of RCN Common Stock
                                           -----------------------------------------------------------------
                                           Owned prior      Not                                Percentage of
                                                to       Subject to    Subject to               Outstanding
                     Name                  the Offering    Lockup        Lockup       Total        Shares
                                           ------------  ----------  --------------  -------   -------------
Geoffrey J. Schultz                           278,532      57,418        221,114     557,064          *
Marcia J. Misiorski                           267,610      55,166        212,499     535,220          *
Robert M. Gloriso                               7,586       3,782          3,804      15,172          *
Patrick S. Harris                              15,170       7,566          7,604      30,340          *
Alan C. Marshall and Linda O. Marshall,
  JTWROS                                       15,170       7,566          7,604      30,340          *
Howard Salwen                                  18,962       9,456          9,506      37,924          *
Blaine H. Schultz, as Trustee of the
  Blaine H. Schultz Revocable Trust,
  UAD 12/4/90                                   7,586       3,782          3,804      15,172          *
Muriel T. Schultz, as Trustee of the
  Muriel T. Schultz Revocable Trust,
  UAD (12/4/90)                                 7,586       3,782          3,804      15,172          *
Leonard J. Umina                               56,888      28,372         28,516     113,776          *
Christopher W. Walsh                            7,586       3,782          3,804      15,172          *
The Flessas Family Trust dated as of
  4/27/95                                      25,476      12,704         12,772      50,952          *
James W. Harshbarger                           19,418       9,684          9,734      38,836          *
Robert A. Lanford                              24,272      12,104         12,168      48,544          *
William F. Penney                              33,098      16,506         16,592      66,196          *
Howard C. Salwen and
  Sheryl R. Marshall, JTWROS                   12,134       6,050          6,084      24,268          *
John A. Taverna                                 5,240       2,612          2,628      10,480          *
Leonard J. Umina                               64,474      32,154         32,320     128,948          *
Christopher Walsh                              23,596      11,768         11,828      47,192          *

---------------
*  Less than 1% of outstanding shares.


               Certain shares of RCN Common Stock owned by the Selling Shareholders are "RCN Shares Subject to Lockup" under the terms of the Indemnification and Noncompetition Agreement dated as of February 27, 1998 between certain shareholders of Ultranet and RCN (the "Indemnification Agreement") and as such may not be sold, transferred or otherwise disposed of prior to February 27, 1999, in accordance with the provisions of the Indemnification Agreement. Those shares of RCN Common Stock defined as "RCN Shares Subject to Lockup" are included in the Shares which are being registered for sale hereby. Because the Selling Shareholders may sell all or part of the Shares, no estimate can be given as to the number of Shares that will be held by any Selling Shareholder upon termination of any offering made hereby.

               The Company and the Selling Shareholders are parties to the Registration Rights Agreement dated as of February 27, 1998 by and among RCN and certain shareholders and RCN (the "Registration Rights Agreement") pursuant to which the Company granted certain registration rights to the Selling Shareholders. Pursuant to the Registration Rights Agreement, the Company agreed to prepare and file with the Commission a Shelf Registration providing for the sale by the Selling Shareholders of Shares from time to time on a delayed or continuous basis pursuant to Rule 415 under the Act (a "Shelf Registration"). Under the terms of the Registration Rights Agreement, the Company has agreed to pay the fees and expenses incurred in connection with the registration; provided, however, that the Company will not pay any underwriting fees, discounts or commissions and fees and disbursements of counsel for the Selling Shareholders attributable to the sale of the Securities.


                             PLAN OF DISTRIBUTION

               The Company will not receive any proceeds from any sales of the Shares pursuant to this Prospectus. Any distribution hereunder of the Shares by the Selling Shareholders may be effected from time to time in one or more of the following transactions: (a) through brokers, acting as principal or agent, in transactions (which may involve block transactions), in special offerings, in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, (b) to underwriters who will acquire the Shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices, (d) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, or (e) by any other legally available means. Also, offers to purchase Shares may be solicited by agents designated by the Selling Shareholders from time to time. Underwriters or other agents participating in an offering made pursuant to this Prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees.

               At the time a particular offering of any Shares is made hereunder, to the extent required by law, a Prospectus Supplement will be distributed which will set forth the amount of Shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for any Shares purchased from the Selling Shareholders, any discounts, commissions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or filed or paid to dealers.

               In order to comply with the securities laws of certain states, if applicable, the Shares will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold hereunder unless the Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with. The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Shareholders or by agreement between the Selling Shareholders and underwriters or dealers. The Selling Shareholders also may, from time to time, authorize dealers, acting as Selling Shareholders' agents, to solicit offers to purchase the Shares upon the terms and conditions set forth in any Prospectus Supplement.

               The Company has been advised that, as of the date hereof, the Selling Shareholders have made no arrangement with any broker for the sale of their Shares. The Selling Shareholders and any underwriters, brokers or dealers involved in the sale of the Shares may be considered "underwriters" as that term is defined by the Securities Act, although the Selling Shareholders disclaim such status. Under the Registration Rights Agreement, the Company has agreed to indemnify the Selling Shareholders, their officers, directors, partners, and agents, any underwriter and each person or entity who controls such Selling Shareholder or underwriter, as the case may be, against certain liabilities which may be incurred in connection with the sale of the Shares under this Prospectus. In addition, the Selling Shareholders have agreed to indemnify the underwriters against certain liabilities. The Registration Rights Agreement also provides for rights of contribution if such indemnification is not available. The Company has agreed to pay certain expenses incident to the Registration Statement and the sale of the Shares hereunder to the public, other than commissions, fees and discounts of underwriters, agents or dealers.

               In connection with any underwritten offering, certain underwriters and/or selling group members may engage in passive market making transactions in the Shares on NASDAQ in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also NASDAQ market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making, generally, from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on NASDAQ by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter and selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.


                                 LEGAL MATTERS

               The validity of the Shares in respect of which this Prospectus is being delivered will be passed on for the Company by Davis Polk & Wardwell.


                                    EXPERTS

               The consolidated financial statements of RCN Corporation as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, appearing in this Prospectus and Registration Statement (defined below) have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

               The financial statements of Erols Internet, Inc. at December 31, 1996 and 1997 and for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

               The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Notes, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith is required to file reports and other information with the Commission. The Registration Statement, as well as such reports and other information filed by the Company with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, such reports and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers Automated Quotation at 1735 K Street, N.W., Washington, D.C. 20006.



                         INDEX TO FINANCIAL STATEMENTS

                                 RCN Corporation

Report of Independent Accountants...............................................................................F-1
Consolidated Statements of Operations for the three years ended December 31, 1997, 1996 and 1995................F-2
Consolidated Balance Sheets at December 31, 1997 and 1996.......................................................F-3
Consolidated Statements of Cash Flows for the three years ended December 31, 1997, 1996 and 1995................F-4
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31,
   1997, 1996 and 1995..........................................................................................F-7
Notes to Consolidated Financial Statements......................................................................F-8

                                               Erols Internet, Inc.

Report of Ernst & Young LLP, Independent Auditors..............................................................F-31
Balance Sheets as of December 31, 1996 and 1997................................................................F-32
Statements of Operations for the period from August 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997..................................................................F-33
Statements of Stockholders' Deficit for the period from August 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997..................................................................F-34
Statements of Cash Flows for the period from August 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997..................................................................F-35
Notes to Financial Statements..................................................................................F-37



                        REPORT OF INDEPENDENT ACCOUNTANTS



     To the Shareholders of RCN Corporation:

     We have audited the accompanying consolidated balance sheets of RCN Corporation and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RCN Corporation and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Cooper & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 13, 1998





                        RCN CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Thousands of Dollars Except Per Share Amounts)


                                                                  For the Years Ended December 31,
                                                              ------------------------------------
                                                                 1997         1996         1995
                                                              ---------    ---------    ----------

Sales .....................................................    $127,297     $104,910      $91,997
Costs and expenses, excluding depreciation and
 amortizatio ..............................................     134,967       79,107       75,003
Nonrecurring charges ......................................      10,000         --           --

Depreciation and amortization .............................      53,205       38,881       22,336
                                                              ---------    ---------    ---------
Operating (loss) ..........................................     (70,875)     (13,078)      (5,342)
Interest income ...........................................      22,824       25,602       29,001
Interest expense ..........................................     (25,602)     (16,046)     (16,517)
Other income (expense), net ...............................         131         (546)        (304)
                                                              ---------    ---------    ---------
(Loss) income before income taxes .........................     (73,522)      (4,068)       6,838
(Benefit) provision for income taxes ......................     (20,849)         979        1,119
                                                              ---------    ---------    ---------
(Loss) income before minority interest and equity in
unconsolidated entities ...................................     (52,673)      (5,047)       5,719
Minority interest in loss (income) of consolidated entities       7,296        1,340         (144)
Equity in (loss) of unconsolidated entities ...............      (3,804)      (2,282)      (3,461)
                                                              ---------    ---------    ---------
(Loss) income before extraordinary item ...................     (49,181)      (5,989)       2,114
Extraordinary charge - debt prepayment penalty, net of tax
  of $1,728 ...............................................      (3,210)        --           --
                                                              ---------    ---------    ---------
Net (loss) income .........................................    $(52,391)     $(5,989)      $2,114
                                                              =========    =========    =========





Basic earnings per average common share:
Income (loss) before extraordinary charge .................   $     (0.89)  $     (0.11)  $     (0.04)
Extraordinary charge - debt prepayment penalty ............   $     (0.06)           --            --
Net income (loss) to shareholders .........................   $     (0.95)  $     (0.11)  $     (0.04)
Weighted average shares outstanding .......................    54,965,716    54,918,394    54,890,334

Diluted earnings per average common share:
Income (loss) before extraordinary charge .................   $     (0.89)  $     (0.11)  $     (0.04)
Extraordinary charge - debt prepayment penalty ............   $     (0.06)           --            --
Net income (loss) to shareholders .........................   $     (0.95)  $     (0.11)  $     (0.04)
Weighted average shares and common stock equivalents
    outstanding ...........................................    54,965,716    54,918,394    54,890,334



          See accompanying notes to Consolidated Financial Statements.



                        RCN CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (Thousands of Dollars)


                                                                                                 December 31,
                                                                                     -------------------------------
                                                                                             1997            1996
                                                                                     ---------------     -----------
ASSETS
Current assets
   Cash and temporary cash investments..............................................    $    222,910        $ 61,843
   Short-term investments...........................................................         415,603          46,831
   Accounts receivable from related parties.........................................           9,829          12,614
   Accounts receivables, net of reserve for doubtful accounts of $2,134 in 1997 and
      $861 in 1996..................................................................          17,815          10,413
   Unbilled revenues................................................................           1,695             844
   Material and supply inventory, at average cost...................................           2,745           1,140
   Prepayments and other............................................................           5,314           4,556
   Deferred income taxes............................................................           4,821           4,371
   Investments restricted for debt service..........................................          22,500              --
                                                                                     ---------------     -----------
Total current assets                                                                         703,232         142,612
                                                                                     ---------------     -----------
Notes receivable - affiliates.......................................................              --         155,481
Property, plant and equipment, net of accumulated depreciation of $107,419 in 1997
   and $84,529 in 1996..............................................................         200,340         135,828
Investments restricted for debt service.............................................          39,411              --
Investments.........................................................................          70,424          76,547
Intangible assets, net..............................................................          96,547          93,471
Deferred charges and other assets...................................................          41,038          24,146
                                                                                     ---------------     -----------
Total assets........................................................................    $  1,150,992        $628,085
                                                                                     ===============     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable to related parties..............................................          $3,748          $4,880
   Accounts payable.................................................................          24,835          13,642
   Advance billings and customer deposits...........................................           7,318           6,859
   Accrued taxes....................................................................             488           1,950
   Accrued interest.................................................................           5,549           5,041
   Accrued contract settlements.....................................................           3,126           3,565
   Accrued cable programming expense................................................           3,498           3,188
   Accrued expenses.................................................................          21,143          18,167
                                                                                     ---------------     -----------
Total current liabilities...........................................................          69,705          57,292
                                                                                     ---------------     -----------
Long-term debt......................................................................         686,103         131,250
Notes payable - affiliates..........................................................              --          11,554
Deferred income taxes...............................................................          19,612          28,245
Other deferred credits..............................................................           2,596           3,290
Minority interest...................................................................          16,392           5,389
Commitments and contingencies.......................................................
Preferred stock.....................................................................              --              --
Common shareholders' equity.........................................................         356,584         390,765
                                                                                     ---------------     -----------
Total liabilities and shareholders' equity..........................................    $  1,150,992        $628,085
                                                                                     ===============     ===========

          See accompanying notes to Consolidated Financial Statements.



                        RCN CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Thousands of Dollars)


                                                                                    For the Years Ended December 31,
                                                                               --------------------------------------
                                                                                   1997           1996          1995
                                                                               ----------     ----------      --------

Cash Flows from operating activities
   Net income (loss).......................................................      $(52,391)      $(5,989)       $2,114
   Gain on pension curtailment/settlement..................................            --        (3,437)           --
   Accretion of discounted debt............................................         8,103            --            --
   Gain on sale of partnership interest....................................          (661)           --            --
   Extraordinary item - debt prepayment penalty............................         3,210            --            --
   Depreciation and amortization...........................................        53,205        38,881        22,336
   Deferred income taxes and investment tax credits, net...................       (10,503)       (6,477)        6,696
   Provision for losses on accounts receivable.............................         2,732         1,788           614
   Equity in loss of unconsolidated entities...............................         3,804         2,282         3,461
   Minority interest.......................................................        (7,296)       (1,340)          144
   Net change in certain assets and liabilities, net of business acquisitions:
      Accounts receivable and unbilled revenues............................       (14,979)       (3,780)       (5,550)
      Material and supply inventory........................................        (1,605)         (814)          777
      Accounts payable.....................................................        11,193         2,954         3,983
      Accrued expenses.....................................................         3,353         4,283         2,783
      Accounts receivable from related parties.............................         3,180         1,572        11,860
      Accounts payable to related parties..................................        (1,132)       (5,448)         (419)
      Other, net...........................................................           367           597           529
   Other...................................................................         1,081        (1,241)         (769)
                                                                                  -------        ------       -------
Net cash provided by operating activities..................................         1,661        23,831        48,559
                                                                                  -------        ------       -------

Cash flows from investing activities:
   Additions to property, plant and equipment..............................       (79,042)      (38,548)      (29,854)
   Purchase of short-term investments......................................      (445,137)      (75,091)     (238,257)
   Sales and maturities of short-term investments..........................        76,923       149,086       245,112
   Acquisitions, net of cash acquired......................................       (30,490)      (30,090)     (121,147)
   Purchase of loan receivable.............................................            --       (13,088)           --
   Proceeds from sale of partnership interest..............................         1,990            --            --
   Other...................................................................           (14)       (1,646)       (2,057)
                                                                                  -------        ------       --------
Net cash used in investing activities......................................       475,860         9,377      (146,203)
                                                                                  -------        ------       -------


          See accompanying notes to Consolidated Financial Statements.




                        RCN CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Thousands of Dollars)


                                                                                     For the Years Ended December 31,
                                                                                 -------------------------------------
                                                                                   1997           1996           1995
                                                                                 --------      --------       --------
Cash flows from financing activities
   Redemption of long-term debt............................................      (141,250)      (44,750)      (28,741)
   Issuance of long-term debt..............................................       688,000        19,000        19,300
   Change in affiliate notes, net..........................................        97,624        32,802        (6,130)
   Extraordinary item - debt prepayment penalty............................        (3,210)           --            --
   Payments made for debt financing costs..................................       (19,743)           --            --
   Cash contribution from joint venture partner............................         9,016            --            --
   (Increase) related to investments restricted for debt service...........       (61,250)           --            --
   Proceeds from issuance of stock.........................................           230            --            --
   Transfers from C-TEC....................................................        89,323        78,550       132,707
   Transfers (to) C-TEC....................................................       (23,474)      (76,211)     (148,339)
                                                                                 --------       -------       -------
Net cash provided by (used in) financing activities........................       635,266         9,391       (31,203)
                                                                                 --------       -------       -------
Net increase (decrease) in cash and temporary cash investments.............       161,067        23,845      (128,847)
Cash and temporary cash investments at beginning of year...................        61,843        37,998       166,845
                                                                                 --------       -------       -------
Cash and temporary cash investments at end of year.........................      $222,910       $61,843       $37,998
                                                                                 ========       =======       =======

Supplemental disclosures of cash flow information
   Cash paid during the periods
for:
   Income taxes............................................................        $1,090          $549          $497
                                                                                 ========       =======       =======
   Interest (net of amounts capitalized)...................................       $16,536       $16,046       $16,404
                                                                                 ========       =======       =======

Supplemental Schedule of Non-Cash Investing and Financing Activities

In March 1997, the Company acquired the portion of Freedom which it did not already own. The transaction was accounted for as a purchase. A summary of the transaction is as follows:

   Cash paid........................................................    $40,000
   Non-capitalizable costs .........................................    (10,000)
   Reduction of minority interest...................................     (3,812)
                                                                      ---------
   Fair value of assets acquired....................................    $26,188
                                                                      =========

In 1996, C-TEC acquired an 80.1% interest in Freedom New York, L.L.C.. The acquisition was accounted for as a purchase. A summary of the acquisition is as follows:

Cash paid...........................................................    $28,906
Liabilities assumed.................................................      7,621
Deferred tax asset recognized.......................................       (167)
Minority interest recognized........................................      6,188
                                                                      ---------
Fair value of assets acquired.......................................    $42,548
                                                                      =========


          See accompanying notes to Consolidated Financial Statements.




                        RCN CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Thousands of Dollars)



In 1995, C-TEC acquired all the outstanding Common Stock of Twin County Trans Video, Inc. and a related covenant not to compete. The consideration for the acquisition was as follows:

Cash paid (including $1,000 deposit in 1994)...................    $   37,313
Issuance of 5% Promissory Note.................................         4,000
Capital contribution by stockholder............................        39,493
Liabilities assumed............................................        16,364
Deferred tax liability incurred................................        33,797
                                                                 ------------
Fair value of assets acquired..................................    $  130,967
                                                                 ============

In 1996, the $4,000 promissory note was canceled and the Company paid cash of $500 in settlement of certain purchase price adjustments.

Certain intercompany accounts receivable and payable and intercompany note balances were transferred to Shareholders' Net Investment in connection with the Distribution.

BECO's contribution of the IRU to the RCN-BECOCOM joint venture (Note 7(a)) is reflected as "Advanced Fiber Plant" as its fair value.


          See accompanying notes to Consolidated Financial Statements.





                        RCN CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 1997, 1996 and 1995
                             (Thousands of Dollars)

                                       Common Shares                                                      Cumulative        Total
                                         Issued and               Additional Paid         Shareholder's   Translation  Shareholder's
                                        Outstanding  Common Stock   in Capital   Deficit  Net Investment   Adjustment      Equity
                                       ------------- ------------ -------------- -------  --------------  -----------  -------------
Balance December 31, 1994 ..........         1,400    $        1   $            $   --        $372,846     $    --         $372,847
   Net Income ......................                                                             2,114                        2,114
   Transfers from C-TEC ............                                                            21,714                       21,714
   Cumulative translation adjustment                                                                          (2,606)        (2,606)
                                       -----------     ---------   ---------   --------    -----------   -----------    -----------
Balance, December 31, 1995 .........         1,400             1          --        --         396,674        (2,606)       394,069
   Net loss ........................                                                            (5,989)                      (5,989)
   Transfers from C-TEC ............                                                             3,134                        3,134
   Cumulative translation adjustment                                                                            (449)          (449)
                                       -----------     ---------   ---------   --------    -----------   -----------    -----------
Balance, December 31, 1996 .........         1,400             1          --        --         393,819        (3,055)       390,765
   Net loss from 1/1/97 through
      9/30/97 ......................                                                           (35,275)                      35,275
   Net loss from 10/1/97 through
      12/31/97 .....................                                            (17,116)                                    (17,116)
   Transfers from C-TEC ............                                                            17,980                       17,980
   Common stock issued in connection
      with the distribution ........    54,967,952        54,968     321,556                  (376,524)                          --
   Issuance of common stock ........        20,518            20         210                                                    230
                                       -----------     ---------   ---------   --------    -----------   -----------    -----------
Balance, December 31, 1997 .........   $54,989,870       $54,989    $321,766   $(17,116)      $     --      $ (3,055)      $356,584
                                       ===========     =========   =========   ========    ===========   ===========    ===========


          See accompanying notes to Consolidated Financial Statements.

                                 RCN CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Thousands of Dollars Except Per Share Data)



1. BACKGROUND AND BASIS OF PRESENTATION

     Prior to September 30, 1997, RCN Corporation (the "Company" or "RCN") was operated as part of C-TEC Corporation ("C-TEC"). On September 30, 1997, C-TEC distributed 100 percent of the outstanding shares of common stock of its wholly owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. RCN consists primarily of C-TEC's bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable, S.A. de C.V.("Megacable") Cable Michigan, Inc. consists of C-TEC's Michigan cable operations, including its 62% ownership in Mercom, Inc.. In connection with the Distribution, C-TEC changed its name to Commonwealth Telephone Enterprises, Inc. ("CTE").

     The consolidated financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations of all wholly and majority owned subsidiaries. However, the historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations, financial condition or cash flows of the Company in the future or what they would have been had the Company been an independent, public company during the reporting periods. All material intercompany transactions and balances have been eliminated. Investments accounted for by the equity method include a 40% interest in Megacable, a Mexican cable television system operator. Joint ventures which the Company controls and in which the minority investors do not possess significant veto rights are consolidated. Other joint ventures are accounted for by the equity method.

     C-TEC's corporate services group has historically provided substantial support services such as finance, cash management, legal, human resources, insurance and risk management and its financial statements are included in the consolidated financial statements of the Company. Prior to the Distribution, the corporate office allocated the cost for these services pro rata among the business units supported primarily based on assets; contribution to consolidated earnings before interest, depreciation, amortization, and income taxes; and number of employees. In the opinion of management, the method of allocating these costs is reasonable; however, the costs of these services remaining with the Company after allocation to C-TEC's other business units are not necessarily indicative of the costs that would have been incurred by the Company on a stand-alone basis. Also included in the Company's consolidated financial statements are the financial statements of the corporate financial services company which invests excess cash of, and advances funds to the Company and prior to the Distribution, C-TEC. The financial services company charges interest expense on outstanding advances and pays interest income on excess cash invested for affiliates.

     CTE, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships, including the provision of support services, between the three companies, including a distribution agreement and a tax-sharing agreement.

2.  SEGMENT INFORMATION

     The Company is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected high density markets in the Boston to Washington, D.C. corridor. The Company also seeks to serve certain commercial accounts on or near its networks. RCN's initial advanced fiber optic networks have been established in New York City and, through a joint venture with the Boston Edison Company ("BECO"), in Boston and surrounding communities. RCN has also entered into a joint venture named Starpower Communications, LLC ("Starpower") with Pepco Communications, LLC ("Pepco Communications"), an indirect wholly owned subsidiary of Potomac Electric Power Company ("PEPCO"), to develop an advanced fiber network in the Washington, D.C. area. In February 1998, RCN acquired Boston's and Washington, D.C.'s largest Internet service providers ("ISP"), Ultranet Communications, Inc. ("Ultranet") and Erols Internet, Inc. ("Erols"), respectively. The Company also has hybrid fiber/coaxial operations in New York (outside New York City), New Jersey and Pennsylvania, wireless video operations in New York City and certain other operations, including long distance telephone.

                                                                                 For the Year Ended December 31,
                                                                         --------------------------------------------
                                                                                1997          1996          1995
                                                                         -------------- -------------- --------------
Hybrid Fiber/Coaxial
   Sales................................................................    $    92,100    $    84,096    $    66,404
   Operating income before depreciation and amortization................         39,767         40,094         28,458
   Depreciation and amortization........................................         33,713         33,131         20,723
   Operating Income.....................................................          6,054          6,963          7,735
   Additions of property, plant and equipment...........................         19,258         14,010         19,226
   Identifiable assets..................................................        159,763        335,285        359,401
Advanced Fiber, Wireless Video and Other Operating
   Sales................................................................    $    35,111    $    20,768    $    25,528
   Operating loss before depreciation and amortization..................       (39,882)       (11,711)        (8,416)
   Depreciation and amortization........................................         18,480          4,970            904
   Operating loss.......................................................       (58,362)       (16,681)        (9,320)
   Additions of property, plant and equipment...........................         56,454         23,714          6,453
   Identifiable assets..................................................        166,478         87,419         14,491
Corporate
   Sales................................................................    $        86    $        46    $        65
   Operating loss before depreciation and amortization and nonrecurring
      charge............................................................        (7,555)        (2,580)        (3,048)
   Nonrecurring charge..................................................         10,000             --             --
   Depreciation and amortization........................................          1,012            780            709
   Operating loss.......................................................       (18,567)        (3,360)        (3,757)
   Additions of property, plant and equipment...........................          3,330            824          4,175
   Identifiable assets..................................................        824,751        205,381        275,718
Consolidated
   Sales................................................................    $   127,297    $   104,910    $    91,997
   Operating loss before depreciation and amortization and nonrecurring
      charge............................................................        (7,670)         25,803         16,994
   Nonrecurring charge..................................................         10,000             --             --
   Depreciation and amortization........................................         53,205         38,881         22,336
   Operating loss.......................................................       (70,875)       (13,078)        (5,342)
   Additions of property, plant and equipment...........................         79,042         38,548         29,854
   Identifiable assets..................................................      1,150,992        628,085        649,610

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Temporary Cash Investments - For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments.
Temporary cash investments are stated at cost which approximates market.

     Short Term Investments and Investments Restricted for Debt Service - Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date in accordance with Statement of Financial Accounting Standards No. 115 -- "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1997 and 1996, marketable debt and equity securities have been categorized as available for sale. The Company states its short term investments at cost, which approximates market. Investments restricted for debt service have been categorized as held to maturity.

     Property, Plant and Equipment and Depreciation - Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits, and certain general administrative costs.

     Depreciation is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable property, plant and equipment are:

                                                          Lives
                                                       -----------
     Hybrid fiber/coaxial plant                         5-22 years
     Advanced fiber plant                              10-15 years
     Wireless & other plant                              5 years
     Buildings and leasehold improvements               5-45 years
     Furniture, fixtures and vehicles                   3-10 years
     Other                                               3 years

     Repairs of all property, plant and equipment and minor replacements and renewals are charged to expense as incurred. Major replacements and betterments are capitalized. Gain or loss is recognized on major retirements and dispositions.

     Intangible Assets - Intangible assets are amortized on a straight-line basis over the expected period of benefit ranging from 2 to 15 years.

     Accounting for Impairments - The Company follows the provisions of Statement of Financial Accounting Standards No. 121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset.

     No impairment losses have been recognized by the Company pursuant to SFAS 121.

     Revenue Recognition - Local telephone service revenue is recorded as earned based on tariffed rates. Long distance telephone service revenue is recorded based on minutes of traffic processed and tariffed rates or contracted fees. Revenues from cable programming services are recorded in the month the service is provided. Internet access service revenues are recorded based on contracted fees.

     Advertising Expense - Advertising costs are expensed as incurred. Advertising expense charged to operations was $12,203, $1,441 and $862 in 1997, 1996 and 1995, respectively.

     Stock Based Compensation - The Company applies Accounting Principles Board Opinion No. 25 -- "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock plans. The Company has adopted the disclosure - only provisions of Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" ("SFAS 123").

     Earnings (loss) per share - The Company has adopted statement of Financial Accounting Standards No. 128 --"Earnings Per Share" ("SFAS 128"). Basic earnings
(loss) per share is computed based on net income (loss) divided by the weighted average number of shares of common stock outstanding during the period.

     Diluted earnings (loss) per share is computed based on net income (loss) divided by the weighted average number of shares of common stock outstanding during the period after giving effect to convertible securities considered to be dilutive common stock equivalents. The conversion of stock options during periods in which the Company incurs a loss from continuing operations is not assumed since the effect is anti-dilutive. The number of stock options which would have been converted in 1997 and have a dilutive effect if the Company had income from continuing operations is 517,506.

     For periods prior to October 1, 1997, during which the Company was a wholly owned subsidiary of C-TEC, earnings (loss) per share was calculated by dividing net income (loss) by the number of average common shares of C-TEC outstanding, based upon a distribution ratio of one share of Company common equity for each share of C-TEC common equity owned.

                                                              Years Ended December 31,
                                                      -------------------------------------------
                                                          1997           1996           1995
                                                      -----------    ------------   -------------
Income (loss) before extraordinary charge............ $    49,181    $    (5,989)   $     2,114
                                                      ===========    ===========    ===========
Basic earnings per average common share:
Average shares outstanding...........................  54,965,716     54,918,394     54,890,334
(Loss) income per average common share............... $     (0.89)   $     (0.11)   $     (0.04)
Diluted earnings per average common share:
Average shares outstanding...........................  54,965,716     54,918,394     54,890,334
                                                      -----------    -----------    -----------
Dilutive shares resulting from stock options.........  54,965,716     54,918,394     54,890,334
                                                      ===========    ===========    ===========
(Loss) income per average common share............... $     (0.89)   $     (0.11)   $     (0.04)

     Income Taxes - The Company and its subsidiaries report income for federal tax purposes on a consolidated basis.. Prior to the Distribution, the Company and its subsidiaries were included in the consolidated federal income tax return of C-TEC. Income tax expense is allocated to subsidiaries on a separate return basis except that the Company's subsidiaries receive benefit for the utilization of net operating losses and investment tax credits included in the consolidated return even if such losses and credits could not have been used on a separate return basis. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 -- "Accounting for Income Taxes." The statement requires the use of an asset and liability approach for financial reporting purposes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

     Investment tax credits ("ITC") for the Company have been deferred in prior years and are being amortized over the average lives of the applicable property.

     Foreign Currency Translation - The Company has a 40% interest in Megacable. For purposes of determining its equity in the earnings of Megacable, the Company translates the revenues and expenses of Megacable into U.S. dollars at the average exchange rates that prevailed during the period. Assets and liabilities are translated into U.S. dollars at the rates in effect at the end of the fiscal period. Prior to 1997, the Company's share of the gains or losses that result from this process are shown in the cumulative translation adjustment account in the common shareholders' equity section of the balance sheet. Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is treated for accounting purposes as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. The Company's proportionate share of gains and losses resulting from transactions of Megacable, which are made in currencies different from its own, are included in income as they occur.

4.  BUSINESS COMBINATIONS

     The following business combinations were transacted by wholly owned subsidiaries of C-TEC. The acquired businesses were transferred to the Company in connection with the Distribution.

     On August 30, 1996, FNY Holding Company, Inc., formerly a wholly owned subsidiary of C-TEC ("FNY") acquired from Kiewit Telecom Holdings, C-TEC's controlling shareholder at the time, an 80.1% interest in Freedom New York, LLC and all related rights and liabilities ("Freedom") for cash consideration of approximately $29,000. In addition, FNY assumed liabilities of approximately $7,600. (In March 1996, Freedom had acquired the wireless cable television business of Liberty Cable Television). The acquisition was accounted for as a purchase, and accordingly, Freedom is included in the Company's consolidated financial statements since September 1996. The full fair value of assets acquired and liabilities assumed has been reflected in the Company's financial statements with minority interest reflecting the separate 19.9% ownership.

     FNY allocated the purchase price paid on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. There was no excess cost over fair value of net assets acquired.

     Contingent consideration of $15,000 was payable in cash and was to be based upon the number of net eligible subscribers, as defined in the Acquisition Agreement, in excess of 16,563 delivered to the Company. The contingent consideration is not included in the acquisition cost total above but was to have been recorded when and if the future delivery of subscribers occurred. In addition, FNY paid $922 to Kiewit Telecom Holdings which represents compensation for foregone interest on the amount invested by Kiewit Telecom Holdings in Freedom. This amount has been charged to operations.

     On March 21, 1997, the Company paid $15,000 in full satisfaction of contingent consideration payable for the original acquisition of Freedom. Additionally, pursuant to the terms of the Freedom Operating Agreement, the assets of RCN Telecom Services of New York, Inc., a wholly-owned subsidiary of RCN, were contributed to Freedom, in which the Company had an 80.1% ownership interest prior to such contribution. Subsequent to this contribution, the Company paid $15,000 to acquire the minority ownership of Freedom. These amounts were primarily allocated to excess cost over fair value of net assets acquired and are being amortized over a period of approximately six years. The Company also paid $10,000 to terminate a marketing services agreement between Freedom and an entity controlled by Freedom's former minority owners. The Company charged this amount to operations for the quarter ended March 31, 1997.

     On May 15, 1995, C-TEC Cable Systems, Inc, ("RCN Cable") formerly a wholly owned subsidiary of C-TEC, acquired 40% of the outstanding common stock of Twin County Trans Video, Inc. ("Twin County") in exchange for cash of approximately $26,300, including a $1,000 deposit made in 1994, and a $4,000, 5% promissory note of RCN Cable. In addition, RCN Cable paid $11,000 in consideration of a noncompete agreement and assumed liabilities of approximately $16,400. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of RCN Cable. As of May 15, 1995, RCN Cable also assumed management of Twin County. As a result, RCN Cable had control of Twin County and accordingly Twin County is consolidated in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995 in exchange for $52,000 stated value redeemable convertible preferred stock of C-TEC. The preferred stock has a stated dividend rate of 5%, beginning January 1, 1996. The fair value of the preferred stock, as determined by an independent appraiser was $39,500 which was recorded as additional paid-in capital to the Company. In 1996, the $4,000 promissory note was canceled and RCN Cable paid cash of $500 in settlement of certain purchase price adjustments.

     RCN Cable has allocated the purchase price paid for Twin County on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. The excess of the consideration for the acquisition over the fair value of the net assets acquired of approximately $16,700 has been allocated to goodwill and is being amortized over a period of approximately 10 years.

     In January 1995, RCN International Holdings, Inc. (formerly C-TEC International, Inc.), formerly a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable. The aggregate consideration for the purchase was cash of $84,115. The Company accounts for its investment by the equity method of accounting. The original excess cost over the underlying equity in the net assets acquired is approximately $94,000, which is being amortized on a straight-line basis over 15 years.

     In January 1995, RCN Cable purchased the assets of Higgins Lake Cable, Inc. for cash of approximately $4,750.

     In June 1995, C-TEC invested approximately $2,220 for a one-third interest in a partnership which intends to provide alternative access telephone service to commercial subscribers. C-TEC transferred this investment to RCN Cable in 1996 at net book value of $1,977. The Company disposed of its investment in 1997 and realized a gain of $661.

     In November 1995, the Company purchased the assets used in the provision of residential telephone services in New York by RealCom Office Communications, Inc. for cash of approximately $1,050.

     The following unaudited pro forma summary presents information as if the acquisitions of Freedom and Twin County had occurred at the beginning of 1996. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the consolidated entities.



                                                  Years Ended December 31,
                                             --------------------------------
                                                  1997               1996
                                             ------------       -------------
                                                       (Unaudited)
Sales.......................................    $127,297           $110,116
(Loss) from continuing operations
  before extraordinary items................    $(72,245)          $(20,189)
Net (loss)..................................    $(53,831)          $(16,807)
Pro Forma Earnings Per Share:
(Loss) from continuing operations
  before extraordinary items................    $ (1.31)           $ (0.37)
Net (loss)..................................    $ (0.98)           $ (0.31)

5.  SHORT-TERM INVESTMENTS

     Short-term investments, stated at cost, include the following at December 31, 1997 and 1996:


                                                  1997               1996
                                             ------------       -------------
Federal Agency notes........................    $110,966           $    --
Commercial Paper............................      43,859              8,823
Corporate debt securities...................     222,785             38,008
Certificates of deposit.....................      37,993                 --
                                             -----------        -----------
Total.......................................    $415,603           $ 46,831
                                             ===========        ===========


     At December 31, 1997, short term investments with an amortized cost of $329,714 have contractual maturities of one to three years. All remaining short term investments have contractual maturities under one year.

6.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following at December 31,


                                                  1997               1996
                                             ------------       -------------
Hybrid fiber/coaxial plant..................    $157,652           $148,172
Advanced fiber plant........................      76,572             29,226
Wireless & other plant......................       4,771              4,245
Buildings, leasehold improvements
  and land..................................      16,607             10,989
Furniture, fixtures and vehicles............      23,399             18,119
Construction in process.....................      28,195              9,013
Other.......................................         563                593
                                             -----------        -----------
Total property, plant and equipment.........     307,759            220,357
Less accumulated depreciation...............    (107,419)           (84,529)
                                             -----------        -----------
Property, plant and equipment, net..........    $200,340           $135,828
                                             ===========        ===========


     Depreciation expense was $24,257, $19,372 and $13,236 for the years ended December 31, 1997, 1996 and 1995, respectively.

7.  INVESTMENTS AND JOINT VENTURES

     Investments at December 31, are as follows:

                                                  1997               1996
                                             ------------       -------------
Megacable...................................    $ 70,363           $ 74,232
Partnership.................................          --                 --
Other.......................................          61                 --
                                             -----------        -----------
Total Investments...........................    $ 70,424           $ 76,547
                                             ===========        ===========


     Investments carried on the equity method consist of the following at December 31:


                                                      Percentage Owned
                                                  1997               1996
                                             ------------       -------------
Megacable...................................     40.00%            40.00%
Partnership Interest........................      --               33.33%
Starpower Communications, LLC...............     50.00%                --


     a. In September 1996, RCN and Boston Edison Company ("BECO"), through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM was organized to own and operate an advanced fiber optic telecommunications network and to provide, in the market in and around Boston, Massachusetts , voice, video and data services, as well as the communications support component of energy related customer services offered by BECO. RCN owns 51% of the equity interest in RCN-BECOCOM and BECO, owns the remaining 49% interest. Future capital contributions are required to be made on a 51% and 49% basis for RCN and BECO, respectively.

     The closing of the transactions contemplated by the Boston Joint Venture Agreement occurred on June 17, 1997. RCN will manage the business of RCN-BECOCOM pursuant to the terms of the Management Agreement and, in consideration therefor, will receive reimbursement for its reasonable costs, and a performance-based fee (based on factors including the number of subscribers and operating cash flow) to be determined by agreement of RCN and RCN-BECOCOM. The initial term of the agreement expires on December 31, 2001. The agreement provides for automatic successive three-year renewal periods, unless notice is given ninety days before the end of the period. As a result of its ownership, management and control, this joint venture with BECO is consolidated in RCN's financial statements.

     Pursuant to an Indefeasible Right of Use Agreement ("IRU Agreement") , BECO will, for certain agreed upon fees, (i) provide construction services to build out the Network, (ii) make available to RCN-BECOCOM (a) all of the available capacity of BECO's existing fiber backbone, and (b) the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the Network and (iii) maintain the Network. BECO's construction obligations expire on June 17, 2007 and the term of the IRU Agreement expires on December 31, 2060. One year before each respective expiration date, BECO agrees to commence good-faith negotiations to extend construction obligations beyond June 17, 2007 and to allow continued use of BECO's facilities beyond December 31, 2060. The fair value of the IRU transferred by BECO to the joint venture is reflected as "Advanced Fiber Plant" in property, plant and equipment.

     BECO will have the right at the time of the Distribution and every two years thereafter to convert its ownership interest in RCN-BECOCOM into the Common Stock of RCN pursuant to specific terms and conditions. If BECO exercises its conversion rights, BECO will remain obligated to make 49% of all cash contributions by the parties and any cash contributions made after conversion will result in it owning a portion of RCN-BECOCOM based on the value of RCN-BECOCOM at the time of the contribution. BECO may exercise its conversion rights in whole or in part from time to time. In January 1998, BECO notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

     b. On August 1, 1997, RCN and Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of PEPCO, entered into a letter of intent (the "Letter of Intent") to form a joint venture which will own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area (the "Washington, D.C. Market"). Starpower, an unregulated limited liability company with a perpetual term, was formed on October 28, 1997 to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services to all potential commercial and residential customers in the Washington, D.C. Market. RCN, owns 50% of the equity interest in Starpower and PCI, owns the remaining 50% interest.

     The closing of the Starpower joint venture (the "Starpower Closing") occurred on December 19, 1997.

     Pursuant to the Amended and Restated Operating Agreement, RCN and Pepco Communications are each required to make additional capital contributions in accordance with a schedule set forth in such agreement on a 50%/50% basis. Failure of either RCN or Pepco Communications to make a scheduled capital contribution or to vote in favor of certain additional capital contributions may result in the recalculation of equity interests. The business and affairs of Starpower is to be managed by RCN and Pepco Communications. So long as RCN and Pepco Communications maintain a 50%/50% equity interest in the joint venture, each of RCN and Pepco Communications will appoint three members to the operating committee, the approval of which is required for any business action. Certain fundamental business actions, such as mergers, acquisitions, sales of substantially all of the assets, liquidation and amendments to the certificate of organization or any agreement signed at the Starpower Closing, require the unanimous approval of the operating committee regardless of whether the parties continue to maintain a 50%/50% ownership interest. As a result of the joint control, Starpower is accounted for under the equity method of accounting.

     A subsidiary of RCN will provide support services including customer service, billing, marketing and certain administrative, accounting and technical support services, each of which shall be provided at cost.

     c. The basis of the Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000 which excess is being amortized on a straight-line basis over 15 years. At December 31, 1997, the unamortized excess over the underlying equity in the net assets was $75,886. The Company recorded its proportionate share of (losses) and amortization of excess cost over net assets of ($3,869), ($2,190) and ($3,061) in 1997, 1996 and 1995, respectively.

     Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is being treated for accounting purposes under Statement of Financial Accounting Standards No. 52 --"Foreign Currency Translation", as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. Exchange gains (losses) of $(12), $247, and $(932) in 1997, 1996, and 1995, respectively, including translation losses in 1997, are included in the respective statements of operations through the Company's proportionate share of losses of Megacable.

     The following table reflects the summarized financial position and results of operations of Megacable as of and for the years ended December 31, 1997 and 1996:

                                                  1997               1996
                                             ------------       -------------
Assets......................................      76,323             67,672
Liabilities.................................       8,347              6,455
Stockholders' equity........................      67,976             61,217
Sales.......................................      30,441             23,225
Costs and expenses..........................      23,389             15,689
Foreign currency transaction gains
 (losses)...................................         (31)               618
Net income..................................       6,653             10,226


8.  INTANGIBLE ASSETS

     Intangible assets consist of the following at December 31,


                                        Amortization
                                           Period          1997          1998
                                       --------------  -----------  ------------
Franchises and subscriber lists.......  2-10.5 years     $79,273       $78,720
Noncompete agreements.................    5-8 years       11,209        11,209
Goodwill..............................   5-10 years       42,787        16,830
Building access rights................    3-4 years       15,197        14,920
Other intangible assets...............   5-15 years        1,469           520
                                                       ---------    ----------
Total intangible assets...............                   149,935       122,199
Less accumulated amortization.........                   (53,388)      (28,728)
Intangible assets, net................                   $96,547      $ 93,471
                                                       =========    ===========



     Amortization expense charged to operations in 1997, 1996 and 1995 was $28,948, $19,509 and $9,100, respectively.

9.  DEFERRED CHARGES AND OTHER ASSETS

     Deferred charges and other assets consist of the following at December 31:


                                                          1997           1996
                                                       ----------   ------------
Note and interest receivable - Mazon Corporativo,
 S.A. de C.V......................................       $17,682       $15,310
 Debt issuance costs...............................       19,743           309
Prepaid pension costs.............................            --         2,967
Prepaid professional services.....................           938         3,439
Other.............................................         2,675         2,121
                                                       ---------    ----------
Total.............................................       $41,038       $24,146
                                                       =========    ==========



10.  DEBT

     a.  Long-term debt

     Long-term debt outstanding at December 31 is as follows:

                                                         1997           1996
                                                       ----------   ------------
Senior Secured Notes 9.65% due 1999...............      $     --      $131,250
Revolving Credit Agreement........................         3,000            --
Term Credit Agreement.............................       100,000            --
Senior Notes 10% due 2007.........................       225,000            --
Senior Discount Notes 111/8% due 2007.............       358,103            --
                                                       ---------    ----------
Total.............................................       686,103       131,250
Due within one year...............................            --            --
                                                       ---------    ----------
Total Long -Term Debt.............................      $686,103      $131,250
                                                       =========    ==========


     In October 1997, pursuant to Rule 144A of the Securities Exchange Act of 1933, the Company completed an offering of 10% Senior Notes with an aggregate principal amount of $225,000 and 11 1/8% Senior Discount Notes with an aggregate principal amount at maturity of $601,045, both due 2007, to qualified institutional buyers as defined in Rule 144A. The Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,000. In December 1997, the Company commenced an SEC registered Exchange Offer of its 10% Senior Notes due 2007, Series B for any and all outstanding 10% Senior Notes due 2007, Series A and its 11 1/8% Senior Discount Notes due 2007, Series B for any and all outstanding 11 1/8% Senior Discount Notes due 2007 Series A. The Exchange Offer closed in January of 1998. All outstanding notes were exchanged.

     The 10% Senior Notes were issued under an indenture dated October 17, 1997 (the "10% Indenture") between the Company and The Chase Manhattan Bank, as Trustee. The 10% Senior Notes are general senior obligations of the Company which mature on October 15, 2007 and are collateralized by a pledge of the Escrow Account which contains approximately $61,000 of the net proceeds from the sale of the 10% Senior Notes plus approximately $1,000 of aggregate interest, representing funds that, together with the future proceeds from the investment thereof, will be sufficient to pay interest on the 10% Senior Notes for six scheduled interest payments. Interest on the 10% Senior Notes is payable in cash semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998.

     The 10% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

     The 10% Senior Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 10% Senior Notes have redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued interest.

     The 11-1/8% Senior Discount Notes were issued under an indenture dated October 17, 1997 (the "11-1/8% Indenture")between the Company and The Chase Manhattan Bank, as Trustee. The 11-1/8% Senior Discount Notes are general senior obligations of the Company, limited to $601,045 aggregate principal amount at maturity and will mature on October 15, 2007. The 11-1/8% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,000. The 11-1/8% Senior Discount Notes will not bear cash interest prior to October 15, 2002.

     The 11-1/8% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

     The 11-1/8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 11-1/8% Senior Discount Notes have redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued interest.

     Certain subsidiaries of the Company, including RCN Cable, have in place a $125,000 credit agreement comprised of two credit facilities. The first is a five year revolving credit facility in the amount of $25,000 which provides credit availability through June 30, 2002. Revolving loans may be repaid and reborrowed from time to time. The second is a term credit facility in the amount of $100,000 which is to be repaid over six years in quarterly installments from September 30, 1999 through June 30, 2005. Interest only is due through June 30, 1999. The interest rate is based on either a LIBOR or Base Rate option, at the election of the Company (6.82% at December 31, 1997). The credit agreement is collateralized by a pledge by the Company of its stock in RCN Cable and may, in the future, be secured by pledges of stock of subsidiaries of the Company. At December 31, 1997, the entire $100,000 term credit facility is outstanding and $3,000 of the revolving credit facility is outstanding. RCN Cable used a portion of its initial Borrowings under the credit facilities to prepay higher priced Senior Secured Notes. The early extinguishment of the Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes of $1,728. The credit agreement contains restrictive covenants which, among other things, require the Company to maintain certain debt to cash flow and interest coverage ratios and place certain limitations on additional debt and investments. The Company does not believe that these covenants will materially restrict its activities.

     In 1989, in order to complete the August 29, 1989 Michigan Cable Television acquisition, RCN Cable entered into a private placement of Senior Secured Notes for $150,000 and a $70,000 Revolving Secured Credit Agreement, which was voluntarily reduced to $60,000 in 1990 and which, in accordance with its terms, reduced on a quarterly basis, through original scheduled maturity in September 1996. In August 1996, RCN Cable obtained an amendment and waiver related to this Revolving Secured Credit Agreement which extended final maturity to December 1996 and increased the amount of available Borrowings. Additionally, the restrictive covenant relating to limitations on the amount of capital expenditures was waived for the year ending December 31, 1996. The Senior Secured Notes were collateralized by the stock of certain cable subsidiaries of the Company. On September 1, 1996 and on each September 1 thereafter, a mandatory principal repayment was required on the Senior Secured Notes. The Senior Secured Notes contained restrictive covenants which, among other things, required maintenance of a specified debt to cash flow ratio. These notes were prepaid in 1997 as discussed above. The Senior Secured Notes were classified as long-term at December 31, 1996 since the Company had the intent and the ability to refinance this obligation on a long-term basis through the above credit facilities.

     In connection with the acquisition of Twin County Trans Video, Inc., RCN Cable issued a $4,000 promissory note at 5% due in May 2003. The note was unsecured. In September 1996, the note was canceled in settlement of certain purchase price adjustments.

     Contractual maturities of long-term debt are as follows:

               Year Ending December 31,           Aggregate Amounts
               ------------------------           -----------------
          1998...................................    $   --
          1999...................................    $ 3,750
          2000...................................    $11,250
          2001...................................    $16,250
          2002...................................    $20,500

     b.  Short-term debt

     At December 31, 1997, the Company had unused lines of credit for $5,500 at prime (8.50% at December 31, 1997). Short-term unsecured Borrowings may be made under these lines of credit. The amounts available under these lines of credit are reduced by outstanding letters of credit ($3,060 at December 31,1997). All unused lines of credit are cancelable at the option of the banks. There are no commitment or facility fees associated with maintaining availability of the above-mentioned lines of credit.


11.  INCOME TAXES

     The (benefit) provision for income taxes is reflected in the Consolidated Statements of Operations as follows:


                                                                 1997               1996            1995
                                                          ---------------      ----------     ------------
Current:
   Federal...............................................    $    (11,795)        $ 5,730        $ (5,713)
   State.................................................           1,449           1,102             375
                                                          ---------------      ----------     -----------
Total Current............................................         (10,346)          6,832          (5,338)
                                                          ---------------      ----------     -----------
Deferred:
   Federal...............................................         (10,161)         (4,751)          7,016
   State.................................................            (342)         (1,000)           (377)
                                                          ---------------      ----------     -----------
Total Deferred...........................................         (10,503)         (5,751)          6,639
                                                          ---------------      ----------     -----------
Amortization of ITC......................................              --            (102)           (182)
                                                          ---------------      ----------     -----------
Provision (benefit) for income taxes:
   Before extraordinary item.............................         (20,849)            979           1,119
   Extraordinary item....................................          (1,728)             --              --
                                                          ---------------      ----------     -----------
Total (benefit) provision for income taxes...............    $    (22,577)        $   979        $  1,119
                                                          ===============      ==========     ===========


     At December 31, 1997 and 1995, the Company had tax related balances due from affiliates of $3,186 and $501, respectively. At December 31, 1996, the Company had tax related balances due to affiliates of $817.

     Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, are as follows:

                                                                                   1997            1996
                                                                               ----------     ------------

Net operating loss carryforwards...........................................      $10,078         $ 2,130
Alternative minimum tax credits............................................          167             219
Employee benefit plans.....................................................        1,031             882
Reserve for bad debt.......................................................          844             693
Start-up costs.............................................................          586             959
Investment in unconsolidated entity........................................        3,985           4,771
Accruals for nonrecurring charges and contract settlements.................        2,368           2,299
Other, net.................................................................        1,823           1,888
                                                                               ---------      ----------
Total deferred tax assets..................................................       20,882          13,841
                                                                               ---------      ----------

Property, plant and equipment..............................................      (14,759)        (15,019)
Intangible assets..........................................................      (11,253)        (17,776)
All other..................................................................       (1,257)         (1,229)
                                                                               ---------      ----------
Total deferred liabilities.................................................      (27,269)        (34,024)
                                                                               ---------      ----------
Subtotal...................................................................       (6,387)        (20,183)
Valuation allowance........................................................       (8,404)         (3,691)
                                                                               ---------      ----------
Total deferred taxes.......................................................     $(14,791)       $(23,874)
                                                                               =========      ==========


     In the opinion of management, based on the future turnaround of existing temporary differences for the consolidated taxpaying group, primarily depreciation, the Company will more likely than not be able to realize substantially all of its deferred tax assets.

     A valuation allowance has been provided for the portion of deferred tax assets which, in the opinion of management is uncertain as to their realization. The valuation allowance relates primarily to state net operating loss carryforwards generated by certain subsidiaries.

     The net change in the valuation allowance for deferred tax assets during 1997 was an increase of $4,713.

     Net operating losses will expire as follows:

                                               Federal             State
                                              ----------        ----------

1999..........................................                     $2,793
2000..........................................                      3,087
2001..........................................                     14,532
2002..........................................                      3,141
2003..........................................                     10,244
2004..........................................                      3,767
2011..........................................                     38,116
2012..........................................                      8,028
2017..........................................    $ 8,218              --
                                               ----------      ----------
Total.........................................    $ 8,218         $83,708
                                               ==========      ==========


     The provision (benefit) for income taxes is different from the amounts computed by applying the U.S. statutory federal tax rate of 35%. The differences are as follows:

                                               For the Years Ended December 31,
                                               --------------------------------
                                                 1997         1996        1995
                                               --------    --------    ---------
(Loss) income before (benefit) provision
   for the income taxes and
   extraordinary item ......................   $(70,030)    $(5,010)     $3,233
                                               ========    ========    ========
Federal income tax benefit at
  statutory rate ...........................   $(24,511)    $(1,753)     $1,131
State income taxes net of federal
  income tax benefit .......................        719          66         (33)
Investment tax credits amortized ...........       --          (102)        (50)
Amortization of goodwill ...................        830         779         388
Estimated nondeductible expenses ...........      1,913       1,564         (93)
Adjustment to prior year accrual ...........       (197)        421        (161)
Other, net .................................        397           4         (63)
                                               --------    --------    --------
Total (benefit) provision for
  income taxes .............................   $(20,849)      $ 979      $1,119
                                               ========    ========    ========


     In 1995, C-TEC received official notification of final settlement from the Internal Revenue Service relating to the examination of C-TEC's consolidated federal income tax returns for 1989, 1990 and 1991. The most significant adjustment relates to the disallowance of the claimed amortization of certain intangible assets. As a result of the disallowance, the Company's taxes payable for prior years increased approximately $580. The amount accrued in previous years was sufficient to satisfy the above adjustment. No additional accrual during 1995 was required.

     In 1997 and 1996, estimated non-deductible expenses relate primarily to charges in connection with the restructuring of the Company.

12. STOCKHOLDERS' EQUITY AND STOCK PLANS

     The Company has authorized 100,000,000 shares of $1 par value common stock and 200,000,000 shares of $1 par value Class B nonvoting common stock. The Company also has authorized 25,000,000 shares of $1 par value preferred stock. At December 31, 1997, 54,989,870 shares of common stock are issued and outstanding.

     In March 1998, the Company's Board of Directors approved a two-for-one stock split, payable in the form of a 100% stock dividend. The record date for the stock split is March 20, 1998. Stockholders of record at the market close on that date will receive an additional share of RCN common stock for each share held. The distribution date for the stock dividend will be April 3, 1998. All share and per share data, stock option data, and market prices of the Company's common stock have been restated to reflect this stock split.

     In connection with the Distribution, the Company Board adopted the 1997 RCN Corporation Stock Option Plan ("the 1997 Plan"), designed to provide equity based compensation opportunities to key employees when shareholders of the Company have received a corresponding benefit through appreciation in the value of RCN Common Stock.

     The 1997 Plan contemplates the issuance of incentive stock options, as well as stock options that are not designated as incentive stock options, performance-based stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards (collectively, "Awards"). Up to 5,000,000 shares of Common Stock, plus 3,040,100 shares of Common Stock issuable in connection with the Distribution related option adjustments, may be issued pursuant to Awards granted under the 1997 Plan.

     Unless earlier terminated by the Company Board, the 1997 Plan will expire on the tenth anniversary of the Distribution. The Company Board or the Compensation Committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the 1997 Plan in whole or in part.

     Prior to the Distribution, certain employees of RCN were granted stock option awards under C-TEC's stock option plans. In connection with the Distribution 3,040,100 options covering Common Stock were issued. Each C-TEC option was adjusted so that each holder would currently hold options to purchase shares of CTE Common Stock, RCN Common Stock and Cable Michigan Common Stock. The number of shares subject to, and the exercise price of, such options were adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and CTE options immediately after the Distribution was equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution.

     Information relating to stock options is as follows:

                                                                     Weighted
                                                    Number of         Average
                                                     Shares       Exercise Price
                                                   ----------     --------------
Outstanding December 31, 1994...............       1,431,000
   Granted..................................       1,257,000
   Exercised................................              --
   Canceled.................................         280,000
                                                   ---------
Outstanding December 31, 1995...............       2,408,000
   Granted..................................         190,000
   Exercised................................          58,000
   Canceled.................................         272,000
                                                   ---------
Outstanding December 31, 1996...............       2,268,000           $7.10
   Granted..................................       4,862,100          $14.31
   Exercised................................          20,000           $8.07
   Canceled.................................           3,000           $8.36
                                                   ---------         --------
Outstanding December 31, 1997...............       7,107,100          $14.31
                                                   =========         ========
Shares exercisable December 31, 1997........       1,221,000           $7.05



     The following table summarizes stock options outstanding and exercisable at December 31, 1997:


                                 Stock Options Outstanding                   Stock Options Exercisable
                      ---------------------------------------------------  -----------------------------
                                    Weighted Average
      Range of                         Remaining         Weighted Average              Weighted Average
  Exercise Prices      Shares       Contractual Life       Exercise Price    Shares      Exercise Price
-------------------   ---------     ----------------     ----------------  ---------   ----------------
$6.24 to $8.40 ....   3,017,100        7.5 years         $ 7.36            1,221,000    $7.05
$15.32 to $16.82 ..   4,090,000        9.8 years          15.33                   --       --
                      ---------                                            ---------
Total .............   7,107,100                                            1,221,000
                      =========                                            =========

     No compensation expense related to stock option grants was recorded in 1997 as the option exercise prices were equal to fair market value on the date granted.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black Scholes option pricing model with weighted average assumptions for dividend yield of 0% for 1997, 1996 and 1995; expected volatility of 38.6% prior to the Distribution and 49.8% subsequent to the Distribution for 1997, 39.5% for 1996, and 35.9% for 1995; risk-free interest rate of 6.52%, 5.95% and 6.32% for 1997, 1996 and 1995, respectively; and expected lives of 5 years for 1997, 1996 and 1995.

     The weighted-average fair value of options granted during 1997 was $7.46.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:


                                                  1997        1996       1995
                                            -----------  ----------   ---------
Net earnings - as reported.................   $(52,391)    $(5,989)      $2,114
Net earnings - pro forma...................   $(54,419)    $(6,612)      $1,695

Basic earnings pr share - as reported......    $ (0.95)     $(0.11)      $ 0.04
Basic earnings per share - pro forma.......    $ (0.99)     $(0.12)      $ 0.03
Diluted earnings per share - as reported...    $ (0.95)     $(0.11)      $ 0.04
Diluted earnings per share - pro forma.....    $ (0.99)     $(0.12)      $ 0.03

     In November 1996, the C-TEC shareholders approved a stock purchase plan for certain key executives (the C-TEC "Executive Stock Purchase Plan" or "C-TEC ESPP"). Under the C-TEC ESPP, participants may purchase shares of C-TEC Common Stock in an amount of between 1% and 20% of their annual base compensation and between 1% and 100% of their annual bonus compensation provided, however, that in no event shall the participant's total contribution exceed 20% of the sum of their annual compensation, as defined by the C-TEC ESPP. Participant's accounts are credited with the number of share units derived by dividing the amount of the participant's contribution by the average price of a share of C-TEC Common Stock at approximately the time such contribution is made. The share units credited to a participant's account do not give such participant any rights as a shareholder with respect to, or any rights as a holder or record owner of, any shares of C-TEC Common Stock. Amounts representing share units that have been credited to a participant's account will be distributed, either in a lump sum or in installments, as elected by the participant, following the earlier of the participant's termination of employment or three calendar years following the date on which the share units were initially credited to the participant's account. It is anticipated that, at the time of distribution, a participant will receive one share of C-TEC Common Stock for each share unit being distributed.

     Following the crediting of each share unit to a participant's account, a matching share of Common Stock is issued in the participant's name. Each matching share is subject to forfeiture as provided in the C-TEC ESPP. The issuance of matching shares will be subject to the participant's execution of an escrow agreement. A participant will be deemed to be the holder of, and may exercise all the rights of a record owner of, the matching shares issued to such participant while such matching shares are held in escrow.

     Shares of restricted C-TEC Common Stock awarded under the C-TEC Executive Stock Purchase Plan and share units awarded under the C-TEC ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone Enterprises, the Company and Cable Michigan. In 1997, the Company's Board of Directors approved the RCN Corporation Executive Stock Purchase Plan (the "RCN ESPP"), with terms substantially the same as the C-TEC ESPP. The number of shares which may be distributed under the RCN ESPP as matching shares or in payment of share units is 250,000. At December 31, 1997, 61,412 matching shares have been issued under the RCN ESPP, none of which are vested. The Company recognizes the cost of the matching shares over the vesting period. Expense recognized in 1997 and 1996 was $80 and $145, respectively.

13.  PENSIONS AND EMPLOYEE BENEFITS

     Prior to the Distribution, the Company's financial statements reflect the costs experienced for its employees and retirees while included in the C-TEC plans.

     Through December 31, 1996, substantially all employees of the Company were included in a trusteed noncontributory defined benefit pension plan, maintained by C-TEC. Upon retirement, employees are provided a monthly pension based on length of service and compensation. C-TEC funds pension costs to the extent necessary to meet the minimum funding requirements of ERISA. Substantially, all employees of C-TEC's Pennsylvania cable television operations (formerly Twin County Trans Video, Inc.) were covered by an underfunded plan which was merged into C-TEC's overfunded plan on February 28, 1996.

     The information that follows relates to the entire C-TEC noncontributory defined benefit plan. The components of C-TEC's pension cost are as follows:


                                                             1996        1995
                                                           -------    --------
Benefits earned during the year (service cost)............  $2,365      $1,656
Interest cost on projected benefit obligation.............   3,412       3,083
Actual return on plan assets..............................  (3,880)    (12,897)
Other components - net....................................  (1,456)      8,482
                                                           -------    --------
Net periodic pension cost.................................    $441       $ 324
                                                           =======    ========

     The following assumptions were used in the determination of the consolidated projected benefit obligation and net periodic pension cost:

                                                                December 31,
                                                           -------------------
                                                             1996        1995
                                                           -------    --------
Discount rate.............................................    7.5%        7.0%
Expected long-term rate of return on plan assets..........    8.0%        8.0%
Weighted average long-term rate of compensation
  increases...............................................    6.0%        6.0%

     The Company's allocable share of the consolidated net periodic pension costs, based on the Company's proportionate share of consolidated annualized salaries as of the valuation date, was approximately $158 and $251 for 1996 and 1995, respectively. These amounts are reflected in operating expenses. As discussed below, no pension cost (credit) was recognized in 1997.

     In connection with the restructuring, C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of the Company no longer accrue benefits under the defined benefit pension plans and became fully vested in their benefit accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 and the related liabilities to a separate plan for employees who no longer accrue benefits after lump sum distributions. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. This gain results primarily from the reduction of the related projected benefit obligation. The curtailed plan has assets in excess of the projected benefit obligation. Such excess amounts to $3,917 which, along with unrecognized items of $1,148 results in prepaid pension cost of $2,769, which is included in "Prepayments and other" in the accompanying 1997 and 1996 consolidated balance sheets.

     The following table sets forth the plans' funded status and amounts recognized in C-TEC's balance sheet at December 31, 1996:


Plan assets at fair value..........................................   $55,325
Actuarial present value of benefit obligations:
Accumulated benefit obligations:
Vested.............................................................    32,372
Nonvested..........................................................     1,704
                                                                   ----------
Total..............................................................    34,076
Effect of increases in compensation................................     6,042
                                                                   ----------
Plan assets in excess of (less than) projected
  benefit obligation...............................................    15,207
Unrecognized transition asset......................................    (3,463)
Unrecognized prior service cost....................................     2,438
Unrecognized net gain..............................................   (11,215)
                                                                   ----------
Prepaid pension cost...............................................   $ 2,967
                                                                   ==========


     C-TEC's pension plan has assets in excess of the accumulated benefit obligation. Plan assets include cash, equity, fixed income securities and pooled funds under management by an insurance company. Plan assets include common stock of C-TEC with a fair value of approximately $5,835 at December 31, 1996.

     Prepaid pension cost is included in "Deferred Charges and Other Assets" in the accompanying 1996 consolidated balance sheet. The prepaid pension asset was transferred to CTE in connection with the Distribution in 1997.

     C-TEC sponsors a 401(k) savings plan covering substantially all employees of the Company who are not covered by collective bargaining agreements. Contributions made by the Company to the 401(k) plan are based on a specific percentage of employees contributions. Contributions charged to expense were $354 and $268 in 1996 and 1995, respectively. Contributions charged to expense in 1997 prior to the Distribution were $515.

     In connection with the Distribution, RCN established a qualified savings plan under Section 401(k) of the Code that will also qualify as an ESOP under Sections 401(a) and 4975(e)(7) of the Code (the "ESOP"). Eligible active employees under the ESOP, employees of the Company Businesses who make Section 401(k) contributions and certain other employees will be allocated shares of Company Common Stock. Contributions charged to expense in 1997 were $306.

     The Company provides certain postemployment benefits to former or inactive employees of the Company who are not retirees. These benefits are primarily short-term disability salary continuance. The Company accrues the cost of postemployment benefits over employees' service lives. The Company uses the services of an enrolled actuary to calculate the expense. Prior to the Distribution, C-TEC allocated the cost of these benefits to the Company based on the Company's proportionate share of consolidated annualized salaries. The Company reimbursed C-TEC for its allocable share of the consolidated postemployment benefit cost. The net periodic postemployment benefit cost (credit) was approximately $458, $539 and ($106) in 1997, 1996 and 1995, respectively.

14.  COMMITMENTS AND CONTINGENCIES

     a. The Company had various purchase commitments at December 31, 1997 related to its 1998 construction budget.

     b. Total rental expense, primarily for office space and pole rentals, was $3,505, $3,632 and $2,846 for 1997, 1996 and 1995, respectively. At December 31,
1997, rental commitments under noncancelable leases, excluding annual pole rental commitments of approximately $794 that are expected to continue indefinitely, are as follows:

                                                      Aggregate
          Year                                         Amounts
          ----                                        ---------
          1998........................................  $3,725
          1999........................................  $3,314
          2000........................................  $2,939
          2001........................................  $2,826
          2002........................................  $2,848
          Thereafter..................................  $8,501

     c. The Company has outstanding letters of credit aggregating $3,060 at December 31, 1997.

     d. The Company has entered into various noncancelable contracts for network services. Future obligations under these agreements are as follows:

                                                       Network
          Year                                         Services
          ----                                        ---------
          1998........................................  $3,026
          1999........................................  $3,064
          2000........................................  $3,012
          2001........................................  $2,762
          2002........................................  $   12
          Thereafter..................................  $   14

     e. The Company is subject to the provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended, and the Telecommunications Act of 1996. The Company has either settled challenges or accrued for anticipated exposures related to rate regulation. However, there is no assurance that there will not be additional challenges to its rates.

     f. In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial position or results of operations or liquidity of the Company.

     g. The Company has agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against any and all liabilities which arise primarily from or relate primarily to the management or conduct of the business of the Company prior to the effective time of the Distribution. The Company has also agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against 30% of any liability which arises from or relates to the management or conduct prior to the effective time of the Distribution of the businesses of C-TEC and its subsidiaries and which is not a true CTE liability, a true Cable Michigan liability or a true Company liability.

     The Tax Sharing Agreement, by and among the Company, Cable Michigan and CTE (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the Cable Michigan Group, or the CTE Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by CTE, 30% by the Company and 20% by Cable Michigan.

     Notwithstanding the above, if as a result of the acquisition of all or a portion of the Capital stock or assets of the Company, the Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

     h. Under the Starpower Amended and Restated Operating Agreement, the Company is committed to make quarterly capital contributions aggregating the following in the years ended December 31:

          1998........................................  $56,250
          1999........................................  $68,750
          2000........................................  $25,000


     i. If, within five years after the Distribution, the ESOP portion of the 401(k) Plan does not hold shares representing at least 3% of the number of shares of Company Common Stock outstanding immediately after the Distribution as increased by the number of shares issuable to BECO pursuant to the Exchange Agreement (collectively, "Outstanding Company Common Stock") with a market value at such time of not less than $24,000, RCN will issue to the ESOP, in exchange for a note from the ESOP (the "ESOP Note"), the amount of Company Common Stock necessary to increase the ESOP's holdings of Company Common Stock to that level, provided, however, that RCN is not obligated to issue shares to the ESOP in excess of 5% of the number of shares of Outstanding Company Common Stock.

15. AFFILIATE AND RELATED PARTY TRANSACTIONS

     The Company had the following transactions with affiliates during the years ended December 31, 1997, 1996 and 1995:


                                                                          1997           1996            1995
                                                                      ----------     -----------     -----------
Corporate office costs allocated to affiliates.......................    $12,091        $ 12,362        $ 10,009
Cable staff and customer service costs allocated to Cable Michigan...      3,489           3,577           2,952
Interest income on affiliate notes...................................      8,688          15,119          17,340
Interest expense on affiliate notes..................................        537             354             279
Long-distance terminating access charge expense from CTE.............      1,312             728             862
Royalty fees charged by CTE..........................................        669             859             533
Revenue from engineering services....................................         --             296           2,169
Other affiliate revenues.............................................      1,576              --               6
Other affiliate expenses.............................................      2,199           1,980           2,090

     At December 31, 1997 and 1996, the Company has accounts receivable from related parties of $9,829 and $12,614, respectively, for these transactions. At December 31, 1997 and 1996, the Company has accounts payable to related parties of $3,748 and $4,880, respectively, for these transactions.

     The Company had notes receivable of $7,914 in 1996 from advances by the Company's corporate financial services company to CTE. The Company also had notes receivable of $147,567 at December 31, 1996, from Cable Michigan, Inc. primarily related to the acquisition of the Michigan cable operations and subsequent operations. All intercompany notes receivable were settled in connection with the Distribution.

     The Company had notes payable of $11,854 in 1996 from excess cash advanced by CTE to the Company's corporate financial services company for investment. All intercompany notes payable were settled in connection with the Distribution.

16.  OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

     Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and temporary cash investments, and short-term investments.

     The Company places its cash and temporary investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the creditworthiness of the institutions with which it invests. The Company does, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

     The Company's trade receivables reflect a customer base primarily centered in the Boston to Washington, D.C. corridor of the United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

17.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     a.  Cash and temporary cash investments

     The carrying amount approximates fair value because of the short maturity of these instruments.

     b.  Short-term investments

     Short-term investments consist of commercial paper, corporate debt securities, certificates of deposit and federal agency notes. Short-term investments are carried at amortized cost which approximates fair value due to the short period of time to maturity.

     c.  Long-term investments

     Long-term investments consist of investments accounted for under the equity method for which disclosure of fair value is not required. The note and interest receivable are carried at cost plus accrued interest which management believes approximates fair value.

     d.  Investments restricted for debt service

     Investments restricted for debt service consists of an amount placed in escrow from the proceeds of the 10% Senior Notes which, together with the proceeds from the investment thereof, will be sufficient to pay interest on the 10% Senior Notes for six scheduled interest payments. Investments restricted for debt service are carried at amortized cost.

     e.  Long-term debt

     The fair value of fixed rate long-term debt was estimated based on the Company's current incremental borrowing rate for debt of the same remaining maturities. The fair value of floating rate debt is considered to be equal to the carrying value since the debt reprices at least every six months and the Company believes that its credit risk has not changed from the time the floating rate debt was borrowed and therefore, it would obtain similar rates in the current market.

     f.  Letter of credit

     The contract amount of letters of credit represents a reasonable estimate of their value since such instruments reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

     The estimated carrying fair value of the Company's financial instruments are as follows at December 31:


                                                                   1997                         1996
                                                       --------------------------     --------------------------
                                                         Carrying                      Carrying
                                                          Amount      Fair Value        Amount        Fair Value
                                                       ----------     -----------     ----------     -----------
Financial Assets:
   Cash and temporary cash investments................   $222,910        $222,910        $61,843        $61,843
   Short-term investments.............................   $415,603        $415,603        $46,831        $46,831
   Note and interest receivable.......................    $17,682         $17,682        $15,310        $15,310
   Investments restricted for debt service............    $61,911         $61,911             --             --
Financial Liabilities
   Fixed rate long-term debt:
      Senior Secured Notes............................         --              --       $131,250       $137,459
      Senior Notes 10%................................   $225,000        $233,438             --             --
      Senior Discount Notes 11.125%...................   $358,103        $377,156             --             --
   Floating rate long-term debt:......................
      Revolving Credit Agreement......................    $ 3,000         $ 3,000             --             --
      Term Credit Agreement...........................   $100,000        $100,000             --             --
   Unrecognized financial instruments:................
      Letters of credit...............................    $ 3,060         $ 3,060        $ 3,060        $ 3,060

18.  QUARTERLY INFORMATION (Unaudited)

1997                                                    1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
                                                       ------------    -----------    -----------    -----------
Sales.................................................    $29,677        $31,029         $31,148        $35,443
Operating income (loss) before depreciation,
   amortization and nonrecurring charges..............    $ 4,153         $  850        $(4,332)        ($8,341)
Operating (loss)......................................   $(18,037)      $(12,416)      $(18,011)       $(22,411)
Loss before extraordinary charge......................        N/A            N/A             N/A       $(17,116)
Loss before extraordinary charge per average                                                              (0.31)
   common share.......................................        N/A            N/A             N/A        $
Common Stock closing price
High..................................................        N/A            N/A         $ 16.63        $ 21.63
Low...................................................        N/A            N/A         $ 12.44        $ 12.50


1996                                                    1st Quarter    2nd Quarter    3rd Quarter    4th Quarter
                                                       ------------    -----------    -----------    -----------
Sales.................................................    $24,165         $24,852        $26,746        $29,147
Operating income before depreciation and
   amortization.......................................    $ 4,199         $ 7,777        $ 9,188        $ 4,639
Operating (loss)......................................    $(4,621)        $(1,233)       $   (19)       $(7,205)

19.  SUBSEQUENT EVENTS

     a. In February 1998, the Company completed an offering of 9.8% Senior Discount Notes with an aggregate principal amount at maturity of $567,000, due February 2008. The 9.8% Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,587.

     The 9.8% Senior Discount Notes are general senior obligations of the Company, limited to $567,000 aggregate principal amount at maturity and will mature on February 15, 2008. The 9.8% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,587. The 9.8% Senior Discount Notes will not pay cash interest prior to February 15, 2003. The yield to maturity of the 9.8% Senior Discount Notes, determined on a semi-annual bond equivalent basis, will be 9.8% per annum.

     The 9.8% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinate indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

     The 9.8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of the Company. The 9.8% Senior Discount Notes may be redeemed at redemption prices starting at 104.9% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.

     b. On January 21, 1998, RCN entered into the Agreement and Plan of Merger (the "Erols Merger Agreement") among RCN, Erols Internet, Inc. ("Erols"), Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and ENET Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of RCN ("ENET"), to acquire all of the outstanding shares of common stock of Erols. The merger was consummated on February 20, 1998. Erols merged with and into ENET (the "Erols Merger"), with ENET as the surviving corporation. The approximate total Erols Merger consideration was $29,200 in cash, 1,730,648 shares of RCN common stock plus the assumption and repayment of $5,800 of debt. Additionally, the Company is converting approximately 999,000 Erols stock options to 699,104 RCN stock options at an average exercise price of $3.424 per share. The transaction was accounted for under the purchase method of accounting.

     RCN expects to contribute to Starpower approximately 60% of the subscribers acquired in the acquisition of Erols.

     c. On January 21, 1998, RCN, UNET Holdings, Inc., a wholly owned subsidiary of RCN, and Ultranet Communications, Inc. ("Ultranet") entered into an Agreement and Plan of Merger (the "Ultranet Merger Agreement"). The total consideration for the acquisition was 7,368 in cash, 890,384 shares of RCN common stock, and $3,000 in deferred compensation. Additionally, the Company is converting 63,500 UltraNet stock options to 117,052 RCN stock options at an average exercise price of $1.825 per share and making cash payments aggregating approximately $503 to certain other holders of UltraNet stock options. The transaction was consummated on February 27, 1998. The transaction was accounted for under the purchase method of accounting.

     RCN expects to contribute to RCN-BECOCOM approximately 30% of the subscribers acquired in the acquisition of Ultranet.

     d. RCN paid $12,500 in cash in January 1998 as its initial capital contribution to Starpower.

     e. In January 1998, BECO notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement (Note 7) with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

     f. On February 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lancit Media Entertainment, Ltd. ("Lancit") and LME Acquisition Corporation ("MergerSub"), a wholly owned subsidiary of RCN. Pursuant to the terms of the Merger Agreement, MergerSub will be merged with and into Lancit (the "Merger") such that immediately following the Merger, Lancit will be a wholly-owned subsidiary of RCN. The consummation of the Merger is subject to customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the stockholders of Lancit in accordance with the provisions of applicable law and the filing and effectiveness of a registration statement of RCN. There is no assurance that this transaction will be consummated.


                Report of Ernst & Young LLP, Independent Auditors





The Board of Directors
Erols Internet, Inc.



     We have audited the accompanying balance sheets of Erols Internet, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' deficit, and cash flows for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erols Internet, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the period from August 1, 1995 (inception) to December 31, 1995 and years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles.



                                                       /s/ ERNST & YOUNG LLP





Vienna, Virginia
January 15, 1998, except for Note 10,
as to which the date is February 20, 1998



                           EROLS INTERNET, INC.

                              BALANCE SHEETS



                                                                                        December 31,
                                                                                ------------------------------
                                                                                      1996             1997
                                                                                -------------    -------------
ASSETS
Current assets:
   Cash and cash equivalents....................................................   $2,540,857       $  103,718
   Accounts receivable, less allowance of $42,000 and $161,000 at December
      31, 1996 and 1997, respectively...........................................      233,508          544,051
   Restricted cash..............................................................           --          150,000
   Note receivable from related parties.........................................      350,000          370,572
   Prepaid expenses and other current assets....................................       21,815           19,953
                                                                                -------------    -------------
Total current assets............................................................    3,146,180        1,188,294
Property and equipment, net.....................................................   10,499,332       17,840,969
Restricted cash.................................................................      850,166          743,353
Deposits........................................................................       63,321          395,711
                                                                                -------------    -------------
Total assets....................................................................  $14,558,999      $20,168,327
                                                                                =============    =============

LIABILITIES AND STOCKHOLDERS' DEFICIT Current liabilities:
   Accounts payable.............................................................   $9,973,259       $8,651,104
   Accrued expenses.............................................................      586,874        1,404,170
   Current portion of unearned revenues.........................................   12,916,864       25,582,996
   Notes payable................................................................      700,000          700,000
   Current portion of capital lease obligations.................................      613,506        1,466,701
   Current portion of deferred gain.............................................       42,444           66,079
                                                                                -------------    -------------
Total current liabilities.......................................................   24,832,947       37,871,050
                                                                                -------------    -------------
Long-term portion of unearned revenues..........................................    3,440,928        8,906,491
Note payable to stockholder.....................................................           --        5,000,000
Long-term portion of capital lease obligations..................................      994,343        1,852,026
Long-term portion of deferred gain..............................................       60,722           66,580
Deferred rent...................................................................      120,611          134,376
Commitments.....................................................................           --               --
Stockholders' deficit:
   Preferred Stock, $.001 par value; 10,000,000 shares authorized...............           --               --
   Common Stock, $.001 par value; 50,000,000 shares authorized; 5,586,492 and 5,836,779 shares issued and at December 31, 1996 and 1997,
      respectively..............................................................        5,586            5,837
   Additional paid-in capital...................................................    3,127,239        4,066,088
   Deferred stock compensation..................................................     (364,250)        (202,361)
   Accumulated deficit..........................................................  (17,659,127)     (37,531,760)
                                                                                -------------      -----------
Total stockholders' deficit.....................................................  (14,890,552)     (33,662,196)
                                                                                =============      ===========
Total liabilities and stockholders' deficit.....................................  $14,558,999      $20,168,327
                                                                                =============    =============


                          See accompanying notes



                           EROLS INTERNET, INC.

                         STATEMENTS OF OPERATIONS

                                                               Period from
                                                              August 1, 1995           Year ended December 31,
                                                              (inception) to    ----------------------------------
                                                             December 31, 1995        1996               1997
                                                             -----------------  --------------    ---------------
Net revenues:
   Dial access revenues.......................................    $  125,752       $10,948,863      $  33,588,925
   Other revenues.............................................            --                --          2,939,215
                                                               -------------    --------------    ---------------
Total net revenues............................................       125,752        10,948,863         36,528,140
                                                               -------------    --------------    ---------------
Costs and expenses:
   Cost of dial access revenues...............................        63,030         6,002,155         13,338,452
   Cost of other revenues.....................................            --                --          1,198,837
   Operations and customer support............................       125,095         6,227,011          9,930,114
   Sales and marketing........................................       188,314         9,475,585         19,777,437
   General and administrative.................................        90,880         2,092,421          5,584,224
   Depreciation and amortization..............................        16,741         2,013,967          6,360,573
                                                               -------------    --------------    ---------------
Total costs and expenses......................................       484,060        25,811,139         56,189,637
Loss from operations..........................................      (358,308)      (14,862,276)       (19,661,497)
Other income (expense):
   Other expense, net.........................................      (658,421)       (1,628,201)           (49,157)
   Interest expense, net......................................        (1,545)         (150,376)          (161,979)
                                                               -------------    --------------    ---------------
Net loss......................................................   $(1,018,274)     $(16,640,853)      $(19,872,633)
                                                               =============    ==============    ===============


                             See accompanying notes



                              EROLS INTERNET, INC.

                       STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                                                                          Total
                                              Common Stock            Additional    Deferred Stock   Accumulated     Stockholders'
                                           Shares        Amount    Paid-in Capital   Compensation       Deficit         Deficit
                                          -----------   ---------  ---------------  --------------  -------------   ---------------
Balance at August 1, 1995 .............      $  --         $ --        $    --      $       --      $       --      $       --
   Net loss ...........................         --           --             --        (1,018,274)     (1,018,274)
                                          ----------    ---------   ------------    ------------    ------------    ------------
Balance at December 31, 1995 ..........         --           --             --              --        (1,018,274)     (1,018,274)
   Contribution of divisional equity to
      Erols Internet, Inc. (Note 1) ...          424         --            1,000            --              --             1,000
   Recapitalization of Erols Internet,
      Inc. (Note 1):
     Retirement of Common Stock of
       Erols Computer, Inc. ...........         (424)        --           (1,000)           --              --            (1,000)
     Issuance of Common Stock of Erols
       Internet, Inc. .................    4,272,023        4,272          5,803            --              --            10,075
   Issuance of Common Stock ...........    1,314,469        1,314      2,757,186            --              --         2,758,500
   Compensatory stock options .........         --           --          364,250        (364,250)           --              --
   Net loss ...........................         --           --             --              --       (16,640,853)    (16,640,853)
                                          ----------    ---------   ------------    ------------    ------------    ------------
Balance at December 31, 1996 ..........    5,586,492        5,586      3,127,239        (364,250)    (17,659,127)    (14,890,552)
   Issuance of Common Stock ...........      250,287          251        938,849            --              --           939,100
   Compensatory stock options .........         --           --             --           161,889            --           161,889
   Net loss ...........................         --           --             --              --       (19,872,633)    (19,872,633)
                                          ----------    ---------   ------------    ------------    ------------    ------------
Balance at December 31, 1997 ..........   $5,836,779       $5,837     $4,066,088       $(202,361)   $(37,531,760)   $(33,662,196)
                                          ==========    =========   ============    ============    ============    ============



                             See accompanying notes


                              EROLS INTERNET, INC.

                            STATEMENTS OF CASH FLOWS

                                                            Period from
                                                           August 1, 1995
                                                           (Inception) to        Year ended December 31,
                                                           December 31,   ------------------------------
                                                                1995           1996             1997
                                                          --------------- -------------   --------------
OPERATING ACTIVITIES
Net loss ..............................................    $(1,018,274)   $(16,640,853)   $(19,872,633)
Adjustments to reconcile net loss to net cash (used in)
   provided by operating activities:
      Depreciation and amortization ...................         16,741       2,013,967       6,360,573
      Allowance for doubtful accounts .................           --            42,000         119,000
      Gain related to sale-leaseback transactions .....                                        (42,444)
      Stock and stock option compensation expense .....           --              --           161,889
      Changes in operating assets and liabilities:
        Accounts receivable ...........................        (14,764)       (260,744)       (450,115)
        Prepaid expenses and other current assets .....           --           (21,815)          1,862
        Restricted cash ...............................           --          (850,166)        (43,187)
        Deposits ......................................           --           (63,321)       (332,390)
        Accounts payable ..............................         92,400       9,880,859      (1,322,155)
        Accrued expenses ..............................         29,241         557,633         817,296
        Unearned revenues .............................        743,496      15,614,296      18,131,695
        Deferred rent .................................         68,105          52,506          13,765
                                                          ------------    ------------    ------------
Net cash (used in) provided by operating activities ...        (83,055)     10,324,362       3,543,156
INVESTING ACTIVITIES
   Purchases of property and equipment ................       (416,945)    (10,174,143)    (11,350,440)
   Proceeds from disposal of property and equipment ...           --              --            12,172
   Advance under note receivable from related parties .           --          (350,000)           --
                                                          ------------    ------------    ------------
Net cash used in investing activities .................       (416,945)    (10,524,143)    (11,338,268)
FINANCING ACTIVITIES
   Proceeds from notes payable to bank ................        500,000         700,000         600,000
   Proceeds from notes payable to related party .......           --              --         5,000,000
   Payments of notes payable to bank ..................           --          (500,000)       (600,000)
   Payments on obligations under capital leases .......           --          (227,937)       (581,127)
Net proceeds from issuance of Common Stock ............           --         2,768,575         939,100
                                                          ------------    ------------    ------------
Net cash provided by financing activities .............        500,000       2,740,638       5,357,973
                                                          ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents ..           --         2,540,857      (2,437,139)
Cash and cash equivalents at beginning of period ......           --              --         2,540,857
                                                          ------------    ------------    ------------
Cash and cash equivalents at end of period ............           --         2,540,857         103,718
                                                          ============    ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid .........................................     $    1,545      $  159,196      $  281,085
                                                          ============    ============    ============




                             See accompanying notes



                              EROLS INTERNET, INC.

                    NOTES TO FINANCIAL STATEMENTS (continued)

1.       Organization

     Erols Internet, Inc. (the "Company") began operations on August 1, 1995 as a division of OEO, Inc., which changed its name to Erols Internet, Inc. on December 2, 1996. The Company is an Internet service provider ("ISP"), offering a combination of low priced, high quality Internet access in targeted markets located throughout the corridor stretching from Massachusetts to Virginia.

     From its inception on August 1, 1995 through December 2, 1996, the Company operated as a division of OEO, Inc., a company that had two divisions consisting of the Company's ISP operations and a computer, television and video cassette recorder repair division. On December 2, 1996, OEO, Inc. reincorporated in the State of Delaware and changed its name to Erols Internet, Inc. Shortly thereafter, on December 28, 1996, the assets and liabilities of the computer, television and video cassette recorder repair division were spun-off to a newly formed Virginia corporation named Erol's Computer & TV/VCR, Inc.

     The financial statements of Erols Internet, Inc. as of and for the five month period ended December 31, 1995 have been prepared on the basis that Erols Internet, Inc. operated as a division of OEO, Inc. and accordingly, there are no equity accounts such as common stock or paid in capital related to the Internet division. The financial statements of Erols Internet, Inc. as of December 31, 1996 have been prepared on the basis that Erols Internet, Inc. operated as a separately incorporated company and accordingly, reflect the shares of Common Stock issued to the former stockholder of OEO, Inc. as a result of the reincorporation and recapitalization of Erols Internet, Inc. Additionally, the statements of operations for the period from August 1, 1995 (inception) to December 31, 1995 and for the period from January 1, 1996 to December 28, 1996 have been prepared from the historical books and records of the Internet division and include all amounts directly attributable and identifiable to the Internet business as well as indirect expenses, such as physical operating costs and management salaries. The physical operating costs and management salaries were charged based on square feet and hours attributable to the Internet business, respectively.

     The Company has experienced operating losses since its inception as a result of efforts to build its network infrastructure, increase internal staffing, develop its systems and expand into new markets. The Company expects to continue to focus on increasing its subscriber base and geographic coverage. Accordingly, the Company expects its cost and operating expenses and capital expenditures to continue to increase significantly, all of which will have a negative impact on short-term operating results. The online services and Internet markets are highly competitive. The Company believes that existing competitors, Internet-based services, Internet service providers, Internet directory services and telecommunication companies are likely to enhance their service offerings resulting in greater competition for the Company. The competitive conditions could have the following effects: require additional pricing programs, increase spending on marketing, limit the Company's ability to expand its subscriber base and result in increase attrition in the existing subscriber base. There can be no assurance that growth in the Company's revenues or subscriber base will continue or that the Company will be able to achieve or sustain profitability or positive cash flow.

2.       Summary of Significant Accounting Policies

Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. On December 31, 1997, the Company had purchased $5,125,000 of U.S. Government securities under agreements to resell on January 1, 1998. Due to the short-term nature of the agreements, the Company did not take possession of the securities which were held by the Company's asset managers. The market value of the securities approximated the carrying amount at December 31, 1997.

Restricted Cash

     Certain capital lease agreements generally require the Company to maintain restricted cash deposit accounts with a bank which amounted to $850,166 and $893,353 as of December 31, 1996 and 1997, respectively.

Impairment of Long-Lived Assets

     At each balance sheet date, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." The Company made no adjustments to the carrying values of the assets during the period from August 1, 1995 (inception) to December 31, 1995 and during the years ended December 31, 1996 and 1997.

Stock Compensation

     The Company accounts for its stock-based compensation in accordance with APB No. 25 "Accounting for Stock Issued to Employees" ("APB 25") using the intrinsic value method. The Company has made pro forma disclosures required by SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") using the fair value method.

Revenue Recognition

     The Company recognizes Internet access revenue when the services are provided. During the period from August 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997, the Company offered one, two and three year contracts for Internet access that are generally paid for in advance by customers. The Company has deferred recognizing revenue on these advance payments and amortizes the amounts to revenue on a straight-line basis as the services are provided.

     The Company allows for cancellations of up to thirty days after service is initiated for a full refund. Any cancellations in the period subsequent to the first thirty days of service are refunded on a pro-rata schedule. The Company reviews its history of cancellations periodically and, when appropriate, records a reserve for estimated amount of returns.

     The Company recognizes web page hosting revenues when the services are rendered. During the year ended 1997, the Company offered monthly and one year contracts to host customers' web pages. The revenues related to these contracts were recognized on the straight line basis over the term of the contract. Revenues from internet classes and product sales are recognized as the service is performed or product shipped.

Costs of Revenues

     Cost of dial access revenues primarily consists of telecommunication expenses inherent in the network infrastructure. Cost of dial access revenues also includes fees paid for lease of the Company's backbone, as well as license fees for Web browser software based on a per user charge, other license fees paid to third-party software vendors, product costs, and contractor fees for distribution of software to new subscribers.

Advertising Costs

     All advertising and promotion costs are expensed as incurred. During the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, the Company expensed $121,451, $6,530,877 and $12,267,445, respectively, as advertising costs.

Income Taxes

     Prior to December 28, 1996, the Internet Business operated as a division of OEO, Inc. and accordingly, a consolidated tax return for OEO, Inc. was filed. Since OEO, Inc. generated consolidated net losses for the period from August 1, 1995 to December 28, 1996, no provision for income taxes would have been recorded for the consolidated company and, as such, no additional disclosure has been made as to the Internet division's portion of the net losses for tax purposes. In connection with the reincorporation of OEO, Inc. and the spin-off of Erol's Computer & TV/VCR, Inc., the provision for income taxes and the resulting deferred tax asset (see Note 8) for the Company using the liability method was calculated for the period December 2, 1996 through December 31, 1996. There was no provision for income taxes required for this period.

Financial Instruments and Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable. The cash and restricted cash are held by a high credit quality financial institution. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. The concentration of credit risk is mitigated by the large customer base. The carrying amount of the receivables approximates their fair value.

Sources of Supplies

     The Company relies on local telephone companies and other companies to provide data communications. Although management feels alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results. Although the Company attempts to maintain multiple vendors for each required product, its modems, terminal servers, and high-performance routers, which are important components of its network, are currently acquired from two sources. In addition, some of the Company's suppliers have limited resources and production capacity. If the suppliers are unable to meet the Company's needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company's network infrastructure could result, which would affect operating results adversely.

Recent Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Comprehensive Income", which is required to be adopted for the year ended December 31, 1998. SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the Statements of Stockholders' Deficit. The Company will be required to restate earlier periods provided for comparative purposes. The disclosure for comprehensive income is not expected to be material.

3.       Property and Equipment

     Property and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives ranging between three and seven years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life.

     Property and equipment consisted of the following:

                                                            December 31,
                                                     ---------------------------
                                                         1996            1997
                                                     -----------     -----------
Computer equipment .............................     $11,570,218     $24,517,954
Furniture, fixtures, and office equipment ......         721,218       1,378,768
Leasehold improvements .........................         238,604         335,528
                                                     -----------     -----------
                                                      12,530,040      26,232,250
Less accumulated depreciation ..................       2,030,708       8,391,281
                                                     -----------     -----------
                                                     $10,499,332     $17,840,969
                                                     ===========     ===========

4.   Notes Payable

     Pursuant to a promissory note agreement dated December 20, 1995, the Company owed $500,000 to a financial institution as of December 31, 1995. The loan bore interest at an annual rate of 1.5% plus prime rate (10% at December 31, 1995). Prior to the repayment of the loan balance, the loan was collateralized by certain assets of the Company and was guaranteed by an officer and stockholder of the Company. During 1996, the Company repaid the balance of the note plus unpaid interest totaling $16,131.

     As of December 31, 1996 and 1997, the Company had a short-term line of credit arrangement with a bank which allowed for aggregate borrowings up to $700,000. As of December 31, 1996 and 1997, $700,000 was outstanding under this arrangement. The line of credit bears interest at the bank prime rate plus 1-1/2% per annum (10% as of December 31, 1997). As of December 31, 1996 and 1997, the Company has accrued $2,051 and $7,158, respectively, of interest related to this line of credit. The note is due on September 25, 1998. The line of credit is personally guaranteed by an officer and stockholder of the Company. See Note 6.

     During December 1997, the Company entered into a subordinated revolving line of credit agreement, with a maximum borrowing amount of $5,000,000, and a $5,000,000 subordinated note payable agreement with a stockholder. The Company received the proceeds from the $5,000,000 note payable in December 1997 and utilized the proceeds to repay certain accounts payable. The subordinated revolving line of credit and note payable bear interest at a fluctuating rate equal to the greater of 11% per annum or 4-1/2 per annum over the prime rate. The subordinated revolving line of credit agreement provides for an unused facility fee equal to 1/2% of the difference between the average daily balance outstanding and the $5,000,000 maximum borrowing amount, payable quarterly. The revolving line of credit and the note payable are secured by certain assets of the Company. The balance of the note payable, as well as any outstanding borrowings under the line of credit facility, are due upon the acquisition of more than 50% of the Company's outstanding Common Stock or the sale in an underwritten public offering of debt or equity securities issued by the Company.

5.   Commitments

Operating Leases

     The Company leases office space and various office and computer equipment under non-cancellable operating lease agreements. The leases generally provide for renewal terms and the Company is required to pay a portion of the common areas' expenses including maintenance, real estate taxes and other expenses. Rent expense for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, was $12,601, $843,615 and $2,236,183, respectively. The Company is also required to pay additional rent based on certain percentages of revenues recorded by the various stores (kiosks) when the revenues exceed certain predetermined amounts. The Company has not incurred any significant additional rent charges to date.

     As of December 31, 1997, payments due under non-cancellable operating leases are as follows:

          1998................................    $   1,301,609
          1999................................          914,082
          2000................................          578,203
          2001................................          461,561
          2002................................          314,831
                                                ---------------
                                                  $   3,570,286
                                                ===============

Capital Leases

     The Company leases certain office and computer equipment as a result of sales-leaseback agreements, which will be accounted for as capital leases. The Company recorded approximately $192,000 of deferred gain related to the difference between the sale price of the equipment and present value of the minimum lease payments. The Company will amortize the deferred gain to other income over the lease term. Computer equipment held under capital leases at December 31, 1996 and 1997 amounted to $1,956,407 and $4,320,349, respectively. Accumulated amortization related to this equipment amounted to $480,384 and $1,329,551 at December 31, 1996 and 1997, respectively. Amortization related to capital leased equipment is included in depreciation and amortization expense. The non-cash portion of these transactions has been excluded from the Statements of Cash Flows.

     As of December 31, 1997, future minimum lease payments under the capital leases are as follows:


1998...............................................    $    1,805,933
1999...............................................         1,487,236
2000...............................................           536,826
                                                     ----------------
                                                            3,829,995
Less interest......................................          (511,268)
                                                     ----------------
Present value of net minimum payments..............         3,318,727
Less current portion...............................         1,466,701
                                                     ----------------
                                                       $    1,852,026
                                                     ================

Letters of Credit

     During 1996 and 1997, in connection with capital lease agreements, the Company obtained several letters of credit with a financial institution in the amounts of the lease obligations. As collateral for these letters of credit, the financial institution required that the Company invest certain amounts in certificate of deposits at the financial institution. The total amount of cash restricted in connection with these letters of credit is approximately $905,000 and $837,000 at December 31, 1996 and 1997, respectively. The certificates of deposit bear interest at a rate of 4.7%, mature in one year and are renewable at the option of the financial institution. The letters of credit expire in 1998 and will be automatically renewed, subject to certain withdrawal privileges by the Company, by the financial institution for an additional one year period for each year under which the capital lease obligations are outstanding.

Employment Agreements

     During 1996 and 1997, the Company executed employment agreements with certain key executives under which the Company is required to pay the following base salaries annually over the next two years:


1998......................................     $      840,000
1999......................................            225,000
                                             ----------------
                                               $    1,065,000
                                             ================


Other Commitments

     Effective January 31, 1997, the Company entered into an ISP License Agreement with a vendor. The Company agreed to license a minimum of 1,000,000 software mailbox products in exchange for $3,000,000, which is to be paid in quarterly installments over the next three years. After exceeding the 1,000,000 software mail box products, the Company may license additional mailbox products for a fee of $3.00 per mailbox.

6.   Related Party Transactions

     Since inception, the Company has shared common facilities and operating costs such as executive management salaries, accounting, supplies, marketing, etc., with Erol's Computer & TV/VCR, Inc. (the "Affiliated Company") which shares common ownership with the Company. During the period from August 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997, $11,530, $721,557 and $0 were charged to operations related to shared facilities and operating costs, respectively.

     The Company executed a promissory note agreement with an Individual (the "Individual"), an officer and stockholder of the Company, and the Affiliated Company, whereby the Company agreed to loan $350,000 to the Individual and the Affiliated Company. The note bears annual interest at a rate equivalent to the federal rate, defined by the Internal Revenue Code. The balance of the note plus compounded interest will become due to the Company three weeks after the date on which the short-term line of credit arrangement expires and the Individual has been released as a guarantor of the line of credit arrangement with the bank.

     Since inception in August 1995 through December 31, 1996, Erols Internet paid certain expenses related to the Affiliated Company on behalf of the Affiliated Company. These expenses amounted to $658,422 and $1,645,511 during the period from August 1, 1995 (inception) to December 31, 1995 and during the year ended December 31, 1996, respectively. Since there is no intention to repay these amounts to the Company, the Company has written off the receivable and has included the amount in other expense in the Statements of Operations.

     Effective January 1, 1997, the Company entered into a five year management agreement with Erol's Computer & VCR (the "Affiliated Company"). Pursuant to this agreement, the Company will provide office space, general and administrative services, sales services and print advertising services to the Affiliated Company in exchange for a management fee. The management fee is based on actual direct labor charges to the Affiliated Company and an allocation of facilities costs based on square feet used by the Affiliated Company. During the year ended December 31, 1997, the management fee amounted to $58,784. The $58,784 is included in accounts receivable as of December 31, 1997. During December 1997, the parties agreed to terminate the agreement effective December 31, 1997.

     The Company purchased computer equipment for resale and internal use from the Affiliated Company. During the year ended December 31, 1997, purchases amounted to $532,714.

7.   Stockholders' Deficit

Equity transactions

     During 1995, the Company operated as a division of OEO, Inc. and accordingly, had no Common Stock outstanding. During 1996, as a part of the reorganization, the sole common stockholder was issued 4,272,023 shares of voting Common Stock, par value $0.001 in Erols Internet, Inc.

     In December 1996, the Company completed a private placement to raise total proceeds of approximately $3,000,000 from an outside investor (the "Minority Stockholder"). The Company sold 1,314,469 shares of voting Common Stock at $2.29 per share.

     In May 1997, the Company completed a private placement to raise total proceeds of approximately $500,000 from the Minority Stockholder. The Company sold 131,447 shares of voting Common Stock at $3.80 per share.

     In September 1997, the Company completed a private placement to raise total proceeds of approximately $500,000 from the Minority Stockholder. The Company sold 114,600 shares of voting Common Stock at $4.36 per share.

     On December 4, 1997, the Board of Directors and stockholders of the Company approved a 1 for 2.3583672 reverse stock split of the Company's $0.001 par value voting Common Stock, which became effective on December 5, 1997. In addition, the Company eliminated the authorized non-voting Common Stock. All references in the accompanying financial statements to the number of shares of Common Stock and per-share amounts have been restated to reflect these transactions.

Stock Option Plan

     During 1996, the Company adopted a stock option plan (the "Option Plan") which permits the Company to grant up to 657,234 voting Common Stock options to employees, board members and others who contribute materially to the success of the Company. During 1997, the Company increased the number of options available for grant under the plan to 826,843. Stock options are generally granted at prices which the Company's Board of Directors believes approximates the fair market value of its Common Stock at the date of grant. Individual grants generally become exercisable ratably over a period of three years from the date of hire. The contractual term of the options is ten years from the date of grant.

     In December 1996, the Company issued 328,617 options to a certain officer at an exercise price of $1.18 which was considered to be below fair market value at the time of the option grant. Accordingly, the Company recorded deferred stock compensation of $364,250 which will be amortized to expense over the vesting period of three years beginning in January 1997, of which $161,889 was recognized as expense during 1997.


     Common stock option activity was as follows:

                                               Year ended December 31,
                                             1996                   1997
                                      -------------------  ---------------------
                                                Weighted                Weighted
                                       Number    Average                 Average
                                         of     Exercise                Exercise
                                       Shares    Price        Shares     Price
                                      -------   --------   ----------  ---------
Outstanding at beginning of year ....      --     $  --      455,823    $ 1.49
Options granted ..................... 455,823      1.49      675,611      3.04
Options exercised ...................      --        --       (4,240)     3.32
Options canceled or expired .........      --        --      (75,333)     2.29
                                      -------     -----    ---------    ------
Outstanding at end of year .......... 455,823     $1.49    1,051,861    $ 2.42
                                      =======     =====    =========    ======
Exercisable at year-end .............      --     $  --      264,278    $ 1.91
                                      =======     =====    =========    ======


     As of December 31, 1997, there were 95,119 options available for future grants under the Option Plan.

     The following table summarizes information about fixed-price stock options outstanding at December 31, 1997:


                                                            Options Outstanding                 Options Exercisable
                                                 -----------------------------------------  -----------------------------
                                                     Number         Average     Weighted-       Number       Weighted-
                                                 Outstanding at    Remaining     Average    Exercisable at    Average
                                                  December 31,    Contractual    Exercise    December 31,    Exercise
                                                      1997            Life         Price         1997          Price
Range of Exercise Prices                         ------------------------------------------------------------------------
Lss than $2.30.................................    784,238            9.0       $ 1.82         253,332      $ 1.81
$2.30 - $4.75...................................    267,623           9.0         4.18          10,946        4.17
                                                  ---------                       ----         -------        ----
$1.18 - $4.55...................................  1,051,861                       2.42         264,278        1.91
                                                  =========                    =======         =======      ======


     Had compensation expense related to the stock option plan been determined based on the fair value at the grant date for options granted during the period from August 1, 1995 to December 31, 1995 and for the years ended December 31, 1996 and 1997 consistent with the provisions of SFAS 123, the Company's net loss would have been as follows:



                               Period from
                              August 1, 1995
                              (inception) to        Years Ended December 31,
                               December 31,
                                  1995             1996              1997
                            --------------  ---------------   ----------------


Net loss--pro forma......... $ (1,018,274)   $ (16,690,399)   $ (20,086,156)
                             ============    =============    =============


     The effect of applying SFAS 123 on 1995, 1996 and 1997 pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for grants in 1996 and 1997: dividend yield of 0%, expected volatility of 70%; risk-free interest rate of 6.5%; and expected terms from 3 to 4 years. The weighted average fair values of the options granted in 1996 and 1997 with a stock price equal to the exercise price is $1.31 and $1.79, respectively. The weighted average fair value of the options granted in 1996 with a stock price greater than the exercise price in 1996 is $0.38.

Reserve for Issuance

     As of December 31, 1997, the Company had reserved 11,151,220, respectively, shares of non-voting common stock, preferred stock and voting Common Stock options.

8.   Income Taxes

     Net deferred income tax assets are as follows:

                                                  December 31,
                                      -------------------------------
                                             1996             1997
                                      --------------   --------------
Unearned revenue                      $    1,307,553   $    7,766,210
Operating loss carryforwards               1,913,864        2,793,213
Provision for bad debts                       15,960           61,305
Accrued vacation                                  --           50,005
Deferred rent                                     --           51,009
Stock options                                     --           61,452
Depreciation                                (228,000)        (267,131)
                                      --------------   --------------
Deferred tax assets                        3,009,377       10,516,063
Valuation allowance                       (3,009,377)     (10,516,063)
                                      --------------   --------------
Net deferred tax assets               $           --   $           --
                                      ==============   ==============


     At December 31, 1997, the Company has net operating loss carryforwards amounting to approximately $7,358,305. Operating loss carryforwards expire in 2010 and 2011.

9.   Contingencies

     On September 1, 1997, a motion for judgment was filed against the Company in Virginia state court by the Company's former Vice President, Marketing. The motion for judgment alleges breach of contract and wrongful termination and seeks punitive and compensatory damages of approximately $1,000,000. Additionally, the Company's former Vice President, Marketing seeks to exercise certain stock options. Discovery has just been initiated and, therefore, it is premature to reach an opinion on liability or the extent of exposure. However, the Company believes that it has a meritorious defense and is conducting a vigorous defense. The Company doesn't believe that the conclusion of this matter will materially affect the Company's financial position or results of operations.

10.  Subsequent Event

     On January 21, 1998, the Company entered into an Agreement and Plan of Merger with RCN Corporation ("RCN"). In the transaction, RCN will issue common stock and replacement stock options valued at $48,500,000 and pay $35,000,000 in cash, including the assumption and repayment of the $5,700,000 note payable, in exchange for all of the outstanding equity securities of Erols Internet, Inc. The Agreement and Plan of Merger was closed on February 20, 1998.

     In conjunction with the merger agreement with RCN, certain outstanding options held by two employees of the Company became fully vested. Additionally, all outstanding options held by non-employees will fully vest and be repurchased by the Company at a price equal to the difference between $14 and the option exercise price multiplied by the number of outstanding options.



====================================================
        No person has been authorized to give any information or make any representations, other than those contained in this Prospectus, in connection with the offering made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.
This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

            -------------------------

               TABLE OF CONTENTS
                                          Page
                                          ----

Summary....................................  1
Risk Factors............................... 10
Use of Proceeds............................ 24
Trading Market............................. 24
Dividends.................................. 25
Market Price and Dividend Information...... 26
Unaudited Pro Forma Consolidated Financial.
     Statements............................ 27
Selected Historical Consolidated Financial.
     Data.................................. 35
Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations............................ 36
Business................................... 46
Management................................. 78
Security Ownership of Certain Beneficial
     Owners and Management................. 85
Description of Capital Stock............... 88
Certain Statutory, Charter and Bylaw
 Provisions................................ 90
Selling Shareholders....................... 93
Plan of Distribution....................... 95
Legal Matters.............................. 96
Experts.................................... 96
Additional Information..................... 97
Index to Financial Statements.............. F-i
====================================================


====================================================




              [GRAPHIC OMITTED]
                   [LOGO]





               890,384 Shares


               RCN Corporation



                Common Shares




              -----------------

                 PROSPECTUS

              -----------------





                   , 1998

====================================================


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

               The following table sets forth the costs and expenses payable by the Company in connection with the sale of the securities being registered hereby. All amounts are estimates except the Registration Fee.

                                                 Amount to be Paid
                                                 -----------------
Registration fee...........................          $  2,710
Blue sky fees and expenses.................               ***
Printing...................................               ***
Legal fees and expenses....................               ***
Accounting fees and expenses...............               ***
Miscellaneous..............................               ***
                                                     --------
    TOTAL..................................               ***
                                                     ========

---------------
*** To be filed by amendment

Item 14.  Indemnification of Directors and Officers

               Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or it stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

               Section 145 of the DGCL empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

               The Company's Amended and Restated Articles of Incorporation provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

Item 15.  Recent Sales of Unregistered Securities

               1. Issuance of Notes. On October 10, 1997, RCN issued $225,000,000 aggregate principal amount of 10% Senior Notes due 2007 and $601,045,000 aggregate principal amount at maturity of 11(1)/(8)% Senior Discount Notes due 2007. On February 6, 1998, RCN issued $567,000,000 aggregate principal amount at maturity of 9.80% Senior Discount Notes due 2008. The underwriters for each of the issuances were Merrill Lynch, Pierce, Feneer & Smith Incorporated, Salomon Brothers Inc and NationsBanc Montgomery Securities LLC. The notes were sold under Rule 144A under the Securities Act to qualified institutional buyers.

                                                 Principal
                                                 Amount at       Offering     Underwriting
                  Title of Notes                  Maturity        Price        Commision
                  --------------                ------------   ------------   ------------
10% Senior Notes due 2007....................   $225,000,000   $225,000,000   $ 6,750,000
11(1)/(8)% Senior Discount Notes due 2007....   $601,045,000   $350,000,524   $12,250,018
9.80% Senior Discount Notes due 2008.........   $567,000,000   $350,587,440   $ 5,732,370

               2. Issuance of Common Stock. On February 20, 1998, RCN issued 1,730,648 shares of RCN Common Stock in connection the merger of Erols Internet, Inc. with and into a wholly owned subsidiary of RCN. On February 27, 1998, RCN issued 890,384 shares of RCN Common Stock in connection with the merger of Ultranet Communications, Inc. with and into a wholly owned subsidiary of RCN. Both of these issuances were made pursuant to the exemption from registration under Section 4(2) of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules

              (a) Exhibits

Exhibit
  No.                                      Document
-------                                    --------
 2.1*       Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol
            Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K ("Form 8-K") filed on
            March 6, 1998)

 2.2*       Amendment No. 1 to Agreement and Plan of Merger dated as of January 21, 1998 among Erols
            Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding,
            Inc. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K)

 3.1*       Amended and Restated Articles of Incorporation of the Company (incorporated by reference to
            Exhibit 3.1 to Amendment No. 1 to the Company's Information Statement on Form 10/A ("Form
            10A") filed on August 22, 1997)

 3.2*       By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 10A)

 4.1*       Indenture dated as of February 6, 1998 between the Company, as Issuer, and The Chase Manhattan
            Bank, as Trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("1998 Form S-4")
            filed on March 23, 1998)

 4.2*       Form of the 9.80% Senior Discount Notes due 2008, Series B (included in Exhibit 4.1)
            (incorporated by reference to Exhibit 4.2 to the Company's 1998 Form S-4)

 4.3*       Registration Rights Agreement dated as of February 6, 1998 by and among the Company and
            Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and NationsBanc
            Montgomery Securities, Inc., as Initial Purchasers (incorporated by reference to Exhibit 4.3 to the
            Company's 1998 Form S-4)

 4.4*       Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan
            Bank, as Trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to
            Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("Form S-4") filed on November
            26, 1997)

 4.5*       Form of the 10% Senior Exchange Notes due 2007 (included in Exhibit 4.4) (incorporated by reference to Exhibit 4.2 to the Company's Form S-4)

 4.6*       Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan
            Bank, as Trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to the Company's Form S-4)

 4.7*       Form of the 11 1/8% Senior Discount Exchange Notes due 2007 (included in Exhibit 4.6)
            (incorporated by reference to Exhibit 4.4 to the Company's Form S-4)

 4.8*       Escrow Agreement dated as of October 17, 1997 among The Chase Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as Trustee under the Indenture (as defined therein), and the
            Company (incorporated by reference to Exhibit 4.6 to the Company's Form S-4)

 4.9        Registration Rights Agreement dated as of February 27, 1998 among certain shareholders and RCN
            Corporation

10.1*       Tax Sharing Agreement by and among C-TEC Corporation, Cable Michigan, Inc. and the
            Registrant (incorporated by reference to Exhibit 10.1 to the Company's Form 10A)

10.2*       Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems/McCourt,
            Inc. and RCN Telecom Services of Massachusetts, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10A)

10.3*       Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems of New
            York, Inc. and RCN Telecom Services of New York, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10A)

10.4*       Telephone Service to Reseller Agreement for Boston among Metropolitan Fiber Systems/McCourt,
            Inc. and RCN Telecom Services of Massachusetts, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Form 10A)

10.5*       Telephone Service to Reseller Agreement for New York among Metropolitan Fiber Systems of New
            York, Inc. and RCN Telecom Services of New York, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Form 10A)

10.6*       OVS Agreement dated May 8, 1997 between RCN Telecom Services, Inc. and MFS
            Communication Company, Inc. (incorporated by reference to Exhibit 10.6 of the Company's Form
            10A)

10.7*       Joint Venture Agreement dated as of December 23, 1996 between RCN Telecom Services, Inc. and
            Boston Energy Technology Group, Inc. (incorporated by reference to Exhibit 10.7 to the
            Company's Form 10A)

10.8*       Amended and Restated Operating Agreement of RCN-BECOCOM, LLC dated as of June 17, 1997
            (incorporated by reference to Exhibit 10.8 to the Company's Form 10A)

10.9*       Management Agreement dated as of June 17, 1997 among RCN Operating Services, Inc. and
            BECOCOM, Inc. (incorporated by reference to Exhibit 10.9 to the Company's Form 10A)

10.10*      Construction and Indefeasible Right of Use Agreement dated as of June 17, 1997 between
            BECOCOM, Inc. and RCN-BECOCOM, LLC (incorporated by reference to Exhibit 10.10 to the
            Company's Form 10A)

10.11*      License Agreement dated as of June 17, 1997 between Boston Edison Company and BECOCOM,
            Inc. (incorporated by reference to Exhibit 10.11 to the Company's Form 10A)

10.12*      Joint Investment and Non-Competition Agreement dated as of June 17, 1997 among RCN Telecom
            Services of Massachusetts, Inc., BECOCOM, Inc. and RCN-BECOCOM, LLC (incorporated by reference to Exhibit 10.12 to the Company's Form 10A)

10.13*      Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems, Inc., ComVideo Systems,
            Inc., C-TEC Cable Systems of New York, Inc. and First Union National Bank, as agent<F2>
            (incorporated by reference to Exhibit 4.1 to the Company's Information Statement on Form 10
            ("Form 10") filed on July 9, 1997)

11.1        Statement regarding Computation of Per Share Earnings (included in the Notes to the Consolidated
            Financial Statements)

21.1*       Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company's Form 10)

23.1        Consent of Coopers & Lybrand L.L.P. with respect to RCN Corporation

23.2        Consent of Ernst & Young LLP, Independent Auditors, with respect to Erols Internet, Inc.

24.1        Power of Attorney (included on the signature page of the Registration Statement)

---------------
*  Previously filed.
** Exhibits and schedules which have not been filed with Exhibit 10.13 will be provided to the Commission by the Registrant upon request.

Item 17.  Undertakings

              (a) The undersigned Registrants hereby undertake:

              (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

              (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                                  SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on this 27th day of March, 1998.

                                        RCN CORPORATION



                                        By: /s/ Bruce Godfrey
                                            ----------------------------------
                                            Bruce Godfrey
                                            Executive Vice President and Chief
                                            Financial Officer

               The registrant and each person whose signature appears below constitutes and appoints Michael J. Mahoney and Bruce Godfrey his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-

effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof,

               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


         Signature                        Title                     Date
         ---------                        -----                     ----

    /s/ David C. McCourt      Director, Chairman and Chief      March 27, 1998
---------------------------   Executive Officer
      David C. McCourt

   /s/ Michael J. Mahoney     Director, President and Chief     March 27, 1998
---------------------------   Operating Officer
     Michael J. Mahoney

    /s/ Bruce C. Godfrey      Director, Executive Vice          March 27, 1998
---------------------------   President and Chief Financial
      Bruce C. Godfrey        Officer

     /s/ James Q. Crowe       Director                          March 27, 1998
---------------------------
       James Q. Crowe

---------------------------   Director                          March 27, 1998
         Thomas May

    /s/ Dennis Spina
---------------------------   Director, Vice Chairman and       March 27, 1998
         Dennis Spina         President Internet Services

   /s/ Walter Scott, Jr.      Director                          March 27, 1998
---------------------------
     Walter Scott, Jr.

                              Director                          March 27, 1998
---------------------------
     Michael B. Yanney

                              Director                          March 27, 1998
---------------------------
       Alfred Fasola

 /s/ Thomas P. O'Neill, III   Director                          March 27, 1998
---------------------------
   Thomas P. O'Neill, III

                              Director                          March 27, 1998
---------------------------
      Richard R. Jaros

      /s/ Eugene Roth         Director                          March 27, 1998
---------------------------
        Eugene Roth

    /s/ Stuart E. Graham      Director                          March 27, 1998
---------------------------
      Stuart E. Graham

     /s/ Ralph Hromisin       Vice President and Chief            rch 27, 1998
---------------------------   Accounting Officer
       Ralph Hromisin


                                                           No. 333-
==============================================================================



                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                         -------------------------

                                 EXHIBITS

                                    TO

                                 FORM S-1


                         -------------------------


                              RCN CORPORATION
          (Exact name of registrant as specified in its charter)


                         -------------------------



==============================================================================




                                 EXHIBIT INDEX


Exhibit No.                      Document
-----------                      --------

 2.1* Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K ("Form 8-K") filed on March 6, 1998)

 2.2* Amendment No. 1 to Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K)

 3.1* Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Information Statement on Form 10/A ("Form 10A") filed on August 22, 1997)

 3.2* By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 10A)

 4.1* Indenture dated as of February 6, 1998 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("1998 Form S-4") filed on March 23,
            1998)

 4.2* Form of the 9.80% Senior Discount Notes due 2008, Series B (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to the Company's 1998 Form S-4)

 4.3* Registration Rights Agreement dated as of February 6, 1998 by and among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and NationsBanc Montgomery Securities, Inc., as Initial Purchasers (incorporated by reference to Exhibit 4.3 to the Company's 1998 Form S-4)

 4.4* Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("Form S-4") filed on November 26, 1997)

 4.5*       Form of the 10% Senior Exchange Notes due 2007 (included in
            Exhibit 4.4) (incorporated by reference to Exhibit 4.2 to the Company's Form S-4)

 4.6* Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to the Company's Form S-4)

 4.7* Form of the 11 1/8% Senior Discount Exchange Notes due 2007 (included in Exhibit 4.6) (incorporated by reference to Exhibit 4.4 to the Company's Form S-4)

 4.8* Escrow Agreement dated as of October 17, 1997 among The Chase Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as Trustee under the Indenture (as defined therein), and the Company (incorporated by reference to Exhibit 4.6 to the Company's Form S-4)

 4.9 Registration Rights Agreement dated as of February 27, 1998 among certain shareholders and RCN Corporation

10.1* Tax Sharing Agreement by and among C-TEC Corporation, Cable Michigan, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to the Company's Form 10A)

10.2* Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems/McCourt, Inc. and RCN Telecom Services of Massachusetts, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10A)

10.3* Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems of New York, Inc. and RCN Telecom Services of New York, Inc. (incorporated by reference to
            Exhibit 10.3 to the Company's Form 10A)

10.4* Telephone Service to Reseller Agreement for Boston among Metropolitan Fiber Systems/McCourt, Inc. and RCN Telecom Services of Massachusetts, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Form 10A)

10.5* Telephone Service to Reseller Agreement for New York among Metropolitan Fiber Systems of New York, Inc. and RCN Telecom Services of New York, Inc. (incorporated by reference to
            Exhibit 10.5 to the Company's Form 10A)

10.6* OVS Agreement dated May 8, 1997 between RCN Telecom Services, Inc. and MFS Communication Company, Inc. (incorporated by reference to Exhibit 10.6 of the Company's Form 10A)

10.7* Joint Venture Agreement dated as of December 23, 1996 between RCN Telecom Services, Inc. and Boston Energy Technology Group, Inc. (incorporated by reference to Exhibit 10.7 to the Company's
            Form 10A)

10.8* Amended and Restated Operating Agreement of RCN-BECOCOM, LLC dated as of June 17, 1997 (incorporated by reference to Exhibit
            10.8 to the Company's Form 10A)

10.9* Management Agreement dated as of June 17, 1997 among RCN Operating Services, Inc. and BECOCOM, Inc. (incorporated by reference to Exhibit 10.9 to the Company's Form 10A)

10.10* Construction and Indefeasible Right of Use Agreement dated as of June 17, 1997 between BECOCOM, Inc. and RCN-BECOCOM, LLC (incorporated by reference to Exhibit 10.10 to the Company's Form 10A)

10.11* License Agreement dated as of June 17, 1997 between Boston Edison Company and BECOCOM, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Form 10A)

10.12* Joint Investment and Non-Competition Agreement dated as of June 17, 1997 among RCN Telecom Services of Massachusetts, Inc., BECOCOM, Inc. and RCN-BECOCOM, LLC (incorporated by reference to Exhibit 10.12 to the Company's Form 10A)

10.13* Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems, Inc., ComVideo Systems, Inc., C-TEC Cable Systems of New York, Inc. and First Union National Bank, as agent<F2> (incorporated by reference to Exhibit 4.1 to the Company's Information Statement on Form 10 ("Form 10") filed on July 9,
            1997)

11.1 Statement regarding Computation of Per Share Earnings (included in the Notes to the Consolidated Financial Statements)

21.1* Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company's Form 10)

23.1        Consent of Coopers & Lybrand L.L.P. with respect to RCN
            Corporation

23.2 Consent of Ernst & Young LLP, Independent Auditors, with respect to Erols Internet, Inc.

24.1 Power of Attorney (included on the signature page of the Registration Statement)

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*  Previously filed.
** Exhibits and schedules which have not been filed with Exhibit 10.13 will be provided to the Commission by the Registrant upon request.